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04009601

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☑

RECD S.E.C.
MAR 2 2 2004
1086

Invik & Co. AB

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Sweden

(Jurisdiction of Subject Company's Incorporation or Organization)

Invik & Co. AB

(Name of Person(s) Furnishing Form)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Class A and Class B ordinary shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CT CORPORATION SYSTEM
111 8th Avenue, 13th Floor
New York, NY 10011
(212) 894-8940

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 22, 2004

(Date Tender Offer/Rights Offering Commenced)

Part I – Home Jurisdiction Documents

The following disclosure documents are being distributed to holders of Industriförvaltnings AB Kinnevik Class A and Class B shares in Sweden and are also being disseminated to U.S. security holders:

(1) Invik & Co. AB – Industriförvaltnings AB Kinnevik Merger Information Memorandum pg. 3

These documents are enclosed herein.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Copies of a Form F-X are being filed concurrently with this Form CB.

Information to shareholders in

Industriförvaltnings AB Kinnevik (publ)
and
Invik & Co. AB (publ)

prior to resolutions at General Meetings in April 2004 regarding approval of the merger of the companies

This information document, prior to resolutions at General Meetings in April 2004 regarding approval of the merger between Invik & Co. AB and Industriförvaltnings AB Kinnevik, and issue prospectus (herein "Information Memorandum") also includes Invik's and Kinnevik's printed annual reports for the fiscal year 2003.

Handelsbanken Capital Markets

Forward-looking information

In such cases in which Invik and Kinnevik should provide any information in this Information Memorandum that does not exclusively pertain to historical facts, such information shall be considered as forward-looking information. Such forward-looking statements may contain expressions about what Invik and/or Kinnevik "believes," "anticipates," "expects" or "intends" to occur in the future and other similar expressions. Such expressions should be regarded as based on current prevailing assessments of what is expected in the future and with full insight that expectations perhaps will not be fulfilled and that intentions can change.

Invik and Kinnevik do not pledge or provide any guarantees that expected market conditions, transactions (including acquisitions and divestments), earnings (including operating and financial goals), decisions or other future events and circumstances, which are referred to in the forward-looking information in this Information Memorandum, will occur as described or occur at all.

The Invik Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved of the Invik Shares or determined if this document is accurate or complete. The business combination in the United States is being made pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended, and pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Rule 802 thereunder.

This business combination is made for the securities of a non-U.S. company. The offer is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for an U.S. resident to enforce his/her rights and any claim he/she may have arising under the federal securities laws, since the issuer is located in a non-U.S. country, and some or all of its officers and directors may be residents of a non-U.S. country. An U.S. resident may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

The Invik Shares are being offered to holders resident in the United States pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Invik Shares may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. In particular, the Invik Shares will be "restricted securities" within the meaning of the rules and regulations promulgated under the Securities Act of 1933, as amended, to the same extent and proportion that the Kinnevik Shares held by a Kinnevik Shareholder as of the record date for the Reclassification Offering are "restricted securities".

This is a translation of the Swedish Information Memorandum. In the event of any discrepancy between this translation and the Swedish language original, the latter shall prevail.

In this Information Memorandum, "Invik" refers to Invik & Co. AB or the Group in which Invik & Co. AB is the parent company, depending on context.

In this Information Memorandum, "Kinnevik" refers to Industriförvaltnings AB Kinnevik or the Group in which Industriförvaltnings AB Kinnevik is the parent company, depending on context.

This Information Memorandum may not be distributed in the United States of America, Australia, Japan, Canada or New Zealand or any other country in which distribution or public disclosure would conflict with applicable laws or regulations or would require additional written material, prospectus, registration or other measures than those prescribed by Swedish law.

This Information Memorandum is also an issue prospectus, as specified in the Financial Instruments Trading Act (1991:980), pertaining to the merger consideration consisting of new shares in Invik & Co. AB.

This Information Memorandum has been approved and registered by the Swedish Financial Supervisory Authority in accordance with Chapter 2, § 4 of the Financial Instruments Trading Act (1991:980). It is hereby noted that registration does not imply that the Swedish Financial Supervisory Authority guarantees the accuracy or completeness of the factual information.

This Information Memorandum and its content shall be construed in accordance with and governed by Swedish law. Disputes arising out of or in connection with the Information Memorandum shall be settled in accordance with Swedish law and exclusively by Swedish courts.

Contents

5

Merger

The Boards of Directors of Invik and Kinnevik have investigated the consequences of a merger, and found that a simplified company structure and a dissolved cross-holding between the two companies would be beneficial for the companies as well as for the shareholders of both companies. The Boards of the two companies recommend that the merger be executed by means of a statutory merger in accordance with the Swedish Companies Act.

The two companies' shareholders are treated equally in a statutory merger, which is something that the Boards consider to be natural in a merger of this kind. The shareholders of each company will have an equal influence on the approval of the merger. The merger proposal will be submitted for shareholder approval at Extraordinary General Meetings ("EGM") in both companies. A resolution supported by two thirds of the votes cast, as well as the shares represented at respective EGM, is required in order to approve the merger.

As a result of the above, the Boards prepared a merger plan on February 15, 2004, for the merger of the two companies. The merger will be implemented through Invik absorbing Kinnevik in a statutory merger in accordance with the Swedish Companies Act, by means of Kinnevik shares being exchanged for shares in Invik. Each Kinnevik A share will be exchanged for 0.35 new Invik A shares and each Kinnevik B share will be exchanged for 0.35 new Invik B shares. The exchange ratio will be adjusted accordingly on the basis of the completion of the ten for one share split proposed by the Board of Invik. After such re-calculation, each Kinnevik A and B share would be exchanged for 3.5 Invik A shares and 3.5 Invik B shares, respectively. The intention is that the merged company will be named Investment AB Kinnevik.

The Boards believe that the implementation of the proposed merger plan would have the following positive effects for the shareholders of Invik and Kinnevik:

- A merger will improve the transparency and clarify the shareholder structure. The merged company will be easier to analyze and value than the present two companies with cross-holdings of shares and significant shareholdings in the same listed companies. This will likely increase the interest in the merged company's shares.
- The liquidity of the shares in the merged company is expected to increase, as the merger creates a company with a larger market capitalization and a broader shareholder structure. Invik's Board will also propose to the EGM, that a ten for one share split will be implemented during the first half of 2004. The proposal is intended to create further liquidity in the trading of the shares in the company.
- Kinnevik, through subsidiaries, today holds 5.0% of the shares in Invik, while Invik holds 13.6% of the shares in Kinnevik.[1] The merger will eliminate these cross-holdings[2], which will increase the net asset value ("NAV") per share. The net effect on NAV per share in the merged company is an increase of approximately 4%.
- The merged companys shares will continue to be listed on Stockholmsbörsen's 'O-list'.

The merger is expected to lead to certain limited direct cost savings.

Invik and Kinnevik will, where applicable, follow The Swedish Industry and Commerce Stock Exchange Committee's ("NBK") regulations concerning public offers for the acquisition of shares, as well as the Swedish Securities Council's rulings on the interpretation and application of those regulations in conjunction with the current merger and related disclosure of information.

In other respects reference is made to the presentation in this Information Memorandum, which has been prepared by the Boards of Invik and Kinnevik.

With the exception of pages 5 and 30–39 in this document, and Kinnevik's printed Annual Report for the fiscal year 2003, for which the Board of Kinnevik is responsible, the Board of Invik is responsible for the content in this Information Memorandum, and jointly with the Board of Kinnevik for pages 0–3, 6–21 and 40–49. It is hereby assured that, to the best knowledge of the Board of Invik, the information in this Information Memorandum, excluding the exceptions in the preceding sentence, is consistent with the actual conditions and that nothing of material importance has been omitted that could affect the impression of Invik and/or the merged company after the merger which is created by this Information Memorandum.

Stockholm, March 1, 2004

Board of Directors
Invik & Co. AB (publ)

The Board of Kinnevik is responsible for pages 5 and 30–39 in this Information Memorandum and for Kinnevik's printed Annual Report for the fiscal year 2003, which is enclosed separately, and jointly with the Board of Invik for pages 0–3, 6–21 and 40–49. It is hereby assured that, to the best knowledge of the Board of Kinnevik, the information in this Information Memorandum, excluding the exceptions in the preceding sentence, is consistent with the actual conditions and that nothing of material importance has been omitted that could affect the impression of Kinnevik and/or the merged company after the merger which is created by this Information Memorandum.

Fagersta, March 1, 2004

Board of Directors
Industriförvaltnings AB Kinnevik (publ)

1) Kinnevik holds, through subsidiaries, 391,430 Invik shares, representing 5.0% of the capital and 10.2% of the votes (391,430 A shares and no B shares). Invik holds 8,568,323 Kinnevik shares, representing 13.6% of the capital and 35.0% of the votes (6,281,387 A shares and 2,286,936 B-shares). No shares have been acquired during the last six months.

2) The cross-holding will be eliminated by means of the Kinnevik shares currently held by Invik ceasing to exist, following the merger, and that the intention is that the Invik shares currently held by Kinnevik, which will be acquired by Invik through the merger, being legally redeemed and eliminated after the merger.

Determination of the exchange ratio

The Boards of Directors of both companies have taken a number of considerations into account when deciding on a fair exchange ratio. The most important factors have been the prices of both companies' shares during the period prior to the announcement of the merger, as well as the Boards' assessments of the net asset values of both companies. Both Boards believe the exchange ratio to be fair, and their views are supported by fairness opinions by the external experts mentioned below.

Invik's Board has received a fairness opinion regarding the exchange ratio from Handelsbanken Capital Markets and Kinnevik's Board has received fairness opinions from Deloitte and Morgan Stanley. In its fairness opinion to Invik's Board, Handelsbanken Capital Markets has expressed that the exchange ratio from a financial perspective is fair for Invik's shareholders. Deloitte and Morgan Stanley have expressed the same for Kinnevik's shareholders in their opinions to the Board of Kinnevik. These fairness opinions are provided on pages 41–43 in this Information Memorandum. Handelsbanken Capital Markets, Corporate Finance, is acting as financial advisor to Invik on the execution and administration of the merger.

The exchange ratio has been determined so that each Kinnevik A share will be exchanged for 0.35 Invik A shares and each Kinnevik B share will be exchanged for 0.35 Invik B shares. The exchange ratio will be adjusted accordingly on the basis of the completion of Invik's proposed ten-for-one share split. See below, "Merger terms, instructions and registration for EGMs", for further details.

The fact that the exchange ratio has been decided by taking into account circumstances in addition to the last share prices paid before the announcement of the merger, as described above, implies that a discrepancy in relation to the share prices over certain periods will arise for Kinnevik shareholders. The exchange ratio corresponds to a discount of 0.47% and premium of 0.72% for Kinnevik B shareholders, compared with the volume weighted average prices for both companies' shares during the last 10 and 30 trading days prior to the announcement of the merger respectively, i.e. until and including February 13, 2004. The discounts for Kinnevik A shareholders for the corresponding periods are 1.19% and 1.24%, respectively. In all cases, the share prices are adjusted for the companies' proposed dividends for 2003, which will be paid to the shareholders prior to the execution of the merger in July 2004. Compared with the last paid share prices on Friday February 13, 2004, adjusted for proposed dividends, the premium for B shares in Kinnevik is 2.99%. On this date, there was no trading in either company's A-shares. The last day on which Kinnevik's A-shares were traded was Monday, February 9, 2004, and the last day on which Invik's A-shares were traded was Thursday, February 12, 2004. Calculated on the basis of the prices paid for A shares on Monday, February 9, and adjusted for proposed dividends, the discount is 1.03%. Regarding the A shares, it should be noted that the liquidity of the A shares in both companies, but particularly for Invik, is low, which normally causes the A share to be traded at lower prices than the B share. This may lead to a difference in the premiums and discounts between the A shares and B shares. Legal as well as market reasons, however, support a use of the same exchange ratio for A shares and B shares.

Statement by the Board of Invik

Prior to preparing the joint merger plan with Kinnevik, Invik's Board carefully evaluated the effects of a merger with Kinnevik.

The Board considers that the merger is based on sound industrial logic in that the companies have similar portfolios of listed holdings, similar ownership structures and a joint history and joint traditions. It is the Board's belief that the merger creates a Group with a simpler structure, both from a shareholder's perspective and from a management perspective. In addition, the Board considers that the merger creates a holding company with a strong financial position and significant ownership in fast-growing, listed companies and wholly owned subsidiaries with favorable cash flow. Moreover, in the Board's opinion the elimination of the cross-ownership is positive for the shareholders as the net asset value per share thereby increases. It is considered that the merged company's size combined with the increased number of shareholders and the share split in Invik, will be beneficial for the shareholders, particularly as conditions are created for increased liquidity of the Invik shares. The Board assesses that the merger of Invik and Kinnevik will benefit Invik's shareholders.

The Board assesses that there is considerable support for the merger. Shareholders representing more than 61% of the votes and 31% of the capital in Invik have expressed their support for the merger, and their intention to vote for an approval of the merger plan at the EGM, including the proposal to re-classify A shares to B shares, as well as the proposed share split in Invik.

The Board has considered a number of factors to determine a fair exchange ratio. The most important factors have been the prices of both companies' shares during the period prior to the announcement of the merger, as well as the net asset values of both companies.

Invik's Board retained Handelsbanken Capital Markets as advisor to evaluate the exchange ratio proposed in the merger plan. In its written fairness opinion, dated February 15, 2004, Handelsbanken Capital Markets expressed that the exchange ratio was fair from a financial perspective for Invik's shareholders, at the time of the statement. Handelsbanken Capital Markets' opinion is presented herein in the section "Fairness opinion from Handelsbanken Capital Markets."

In view of the above, the Board of Invik considers that the terms and conditions for the merger are fair.

Accordingly, the Board of Invik unanimously recommends that the shareholders, at the EGM on April 16, 2004, approve the merger plan prepared jointly by Invik's and Kinnevik's Boards, which means that a merger between Invik and Kinnevik through Invik, as transferee company, absorbing Kinnevik, as transferor company will be implemented, and to resolve in accordance with the Board's proposal of an issue of Invik shares as the merger consideration and on amendments to the Articles of Association[1].

Stockholm, March 1, 2004

Invik & Co. AB (publ)
Board of Directors

1) All members of Invik's Board, as well as Invik's CEO, have participated in the preparation of the merger plan and the resolution to recommend approval of the merger plan to the shareholders of the company. Of these, Cristina Stenbeck, Wilhelm Klingspor and Anders Fällman are members of Kinnevik's Board of Directors. The Board members Rickard von Horn and Johan Klingspor have significant shareholdings in Kinnevik. As will be further elaborated in the notice to the EGM of Invik, the Board wishes to call attention to these circumstances and the fact that an approval by the EGM of the merger plan also constitutes a ratification of the preparation and administration of the merger plan as set out above.

Statement by the Board of Kinnevik

Prior to preparing the joint merger plan with Invik, Kinnevik's Board carefully evaluated the effects of a merger with Invik.

The Board considers that the merger is based on sound industrial logic in that the companies have similar portfolios of listed holdings, similar ownership structures and a joint history and joint traditions. It is the Board's belief that the merger creates a Group with a simpler structure, both from a shareholder's perspective and from a management perspective. In addition, the Board considers that the merger creates a holding company with a strong financial position and significant ownership in fast-growing, listed companies and wholly owned subsidiaries with favorable cash flow. Moreover, in the Board's opinion the elimination of the cross-ownership is positive for the shareholders as the net asset value per share thereby increases. It is considered that the merged company's size, combined with the increased number of shareholders will be beneficial for the shareholders. The Board assesses that the merger of Invik and Kinnevik will benefit Kinnevik's shareholders.

The Board assesses that there is considerable support for the merger. Shareholders representing more than 63% of the votes and 22% of the capital in Kinnevik have expressed their support for the merger, and their intention to vote for an approval of the merger plan at the EGM, including the proposal to re-classify A shares to B shares.

The Board has considered a number of factors to determine a fair exchange ratio. The most important factors have been the prices of both companies' shares during the period prior to the announcement of the merger as well as the net asset values of both companies.

Kinnevik's Board retained Deloitte and Morgan Stanley as advisors to evaluate the exchange ratio proposed in the merger plan.

In its written fairness opinion, dated February 15, 2004, Deloitte expressed that the exchange ratio was fair from a financial perspective for Kinnevik's shareholders at the time of the statement. Deloitte's opinion is presented herein in the section "Fairness opinion from Deloitte."

Also, in its written fairness opinion, dated February 15, 2004, Morgan Stanley expressed that the exchange ratio was fair from a financial perspective to the shareholders of Kinnevik as a whole at the time of the statement. Morgan Stanley's opinion is presented herein in the section "Fairness opinion from Morgan Stanley."

In view of the above, the Board of Kinnevik considers that the terms and conditions for the merger are fair.

Accordingly, the Board of Kinnevik unanimously recommends that the shareholders, at the EGM on April 16, 2004, approve the merger plan prepared jointly by Invik's and Kinnevik's Boards, which means that a merger between Invik and Kinnevik through Invik, as transferee company, absorbing Kinnevik, as transferor company, in exchange for a merger consideration consisting of newly issued Invik shares, will be implemented[1].

Fagersta, March 1, 2004

Industriförvaltnings AB Kinnevik (publ)
Board of Directors

1) All members of Kinnevik's Board, as well as Kinnevik's CEO, have participated in the preparation of the merger plan and the resolution to recommend approval of the merger plan to the shareholders of the company. Of these, Cristina Stenbeck and Wilhelm Klingspor are members of Invik's Board of Directors and Anders Fällman is Invik's CEO. The Board member Edvard von Horn and Kinnevik's CEO Vigo Carlund have significant shareholdings in Invik. As will be further elaborated in the notice to the EGM of Kinnevik, the Board wishes to call attention to these circumstances and the fact that an approval by the EGM of the merger plan also constitutes a ratification of the preparation and administration of the merger plan as set out above.

Approval and execution

EGMs will be held in Invik and Kinnevik on April 16, 2004, at which Kinnevik's and Invik's shareholders will resolve on the merger plan and the opportunity for shareholders to, for a limited time, re-classify A shares into B shares. In addition, Invik shareholders will resolve on the proposed share split and the new issue of shares as merger consideration and such other matters as may arise from these resolutions.

After the EGMs approvals of the merger plan, certain creditor related proceedings must be followed in accordance with the Swedish Companies Act. The merger is expected to be registered with PRV (Swedish Patent and Registration Office) within four months after the EGM resolutions. Kinnevik shareholders will automatically receive the newly issued Invik shares after the registration of the merger. Kinnevik and Invik shares will, therefore, continue to be listed on Stockholmsbörsen's A-list and O-list respectively, until the day on which the merger is registered, at which point the Kinnevik shares will be exchanged for new Invik shares and the Kinnevik share will be de-listed.

Only whole shares in Invik will be issued to Kinnevik shareholders. Merger consideration will not be issued for Kinnevik shares currently held by Invik. With regard to shareholdings or fractions thereof in Kinnevik that are not entitled to a full new share in Invik, see below "Merger terms, instructions and registration for EGMs."

The merger will result in Kinnevik being dissolved. Kinnevik's assets and liabilities will be transferred to Invik when the Patent and Registration Authority ("PRV") registers the merger. This registration is estimated to take place in July 2004 at the earliest. The two companies will announce the exact date for the registration with PRV in due time, prior to the registration.

The last day of trading for both classes of the Kinnevik share will be three days prior to the registration of the merger. The first day of trading in the newly issued shares in Invik is estimated to be on the day of the registration of the merger.

Kinnevik's shareholders will, consequently, be unable to trade their Kinnevik shares during a period of two days when the exchange is administered, which is preliminarily anticipated to be July 26, 2004, and July 27, 2004.

The Kinnevik shares will be de-listed in connection with the exchange into Invik shares.

After the merger, the Invik shares will continue to be traded on Stockholmsbörsen's O-list.

Merger process – overview timetable



Information memorandum prior to EGMs distributed to Invik and Kinnevik shareholders
Dividends
Kinnevik: SEK 5.50/share
Invik: SEK 5.00/share (before share split)
Last day of trading of Kinnevik shares*
Q1 Interim Reports
Feb 16
Apr 16
Apr 28
May 4
May 13
May 17
Jun 16
Jun 30
Jul 10
Jul 28
Aug
March
Apr 22
AGMs
Notification period for re-classification of A shares
A shares re-classified
Jul 23
Merger registered*
• Public disclosure
• Merger plan to PRV
First day of trading in Invik after share split
Notice to creditors (60 days)*
EGM to resolve on:*
• New Board of Directors
• New name
EGMs. Resolutions on:
• Approval of the merger plan
• Possibility to re-classify A shares into B shares
• Share split in Invik
• Issue of Invik shares as merger consideration

* Preliminary dates

Merger terms, instructions and registration for EGMs

Merger consideration
As stated in the merger plan, the following merger consideration (exchange ratios) have been determined:

If the share split is not implemented in Invik, 0.35 A shares in Invik will be received for each Kinnevik A share and 0.35 B shares in Invik will be received for each B share in Kinnevik.

If the ten-for-one share split is implemented in Invik, 3.5 A shares in Invik will be received for each Kinnevik A share and 3.5 B shares in Invik will be received for each B share in Kinnevik.

However, no merger consideration will be issued with regard to the Kinnevik shares owned by Invik.

Issue of merger consideration
Implementation of the merger is conditional upon the EGM resolution on the issue of a maximum of 2,597,577 A shares and a maximum of 19,029,624 B shares, at a par value of SEK 1 each as the merger consideration of a total of not more than 19,029,624 shares, calculated before the implementation of the proposed share split. Calculated after the share split, the issue shall instead comprise a maximum of 25,975,770 A shares and a maximum of 190,296,240 B shares at a par value of SEK 0.10 each as the merger consideration of a total of not more than 190,296,240 shares. All issued shares shall be common shares. As a result of the issue, Invik's share capital increases by a maximum of SEK 19,029,624 to a maximum of SEK 26,789,624.

The exact number of A and B shares in Invik to be issued as merger consideration will be finally determined after the outcome of the proposed re-classification of A shares to B shares in Kinnevik.

Entitled to receive the above-mentioned merger consideration, with the above-mentioned exchange ratio, will be holders of A and/or B shares in Kinnevik on the date the merger is registered with PRV.

Conditions for the merger
The merger is conditional upon:

1. that the EGMs of both Invik and Kinnevik approve the merger plan with a two-thirds majority of votes cast as well as of shares represented at the respective EGM, and that the Invik EGM approves the issue of new shares as merger consideration as well as amendments to the Articles of Association of the company necessary for the execution of the merger;
2. that all necessary approvals from authorities have been obtained at terms reasonably acceptable for Kinnevik and Invik according to each Board of Director's respective assessment.

Costs
No commission is charged for the exchange of shares in conjunction with implementation of the merger.

Acceptance
Shareholders in Invik and Kinnevik shall *not* submit a notice of acceptance or in any other manner register acceptance of the execution of the merger. The EGMs will resolve on approval of the merger plan, after which all shares in Kinnevik will be exchanged for shares in Invik.

Registration for EGMs on April 16, 2004, in Kinnevik and Invik
EGMs in Invik and Kinnevik will be held on April 16, 2004 at Brasserie by the Sea, Tullhus 2, Skeppsbron, Stockholm.

Shareholders who wish to participate in the EGM shall:

- be entered in the register of shareholders maintained by VPC AB on Tuesday, April 6, 2004, and
- notify their intention to participate in the EGM not later than Wednesday, April 14, 2004, at 3:00 p.m. CET. Registration shall be made on each company's website, www.invik.se and www.kinnevik.se respectively, by telephone +46 433 747 56, or in writing to each company at the addresses:

Invik & Co. AB
Box 2095
SE-103 13 Stockholm

Industriförvaltnings AB Kinnevik
Box 2094
SE-103 13 Stockholm

When giving notice of participation, the shareholder should state name, personal identification number (or company registration number), address, telephone number, shareholdings and any advisors attending. Shareholders who wish to be represented by a representative should submit a written power of attorney giving authorisation to a specific person together with the notice of participation. Written notifications should be marked "EGM".

Shareholders whose shares are registered in the names of nominees must temporarily re-register the shares in their own name in order to be entitled to participate in the EGM. Shareholders wishing to re-register must inform the nominee well in advance of April 6, 2004.

Merger execution, settlement of merger consideration and impact on holdings in Invik and Kinnevik
The merger process is expected to be completed within four months after the resolutions at the EGMs. With the registration of the merger, Kinnevik is dissolved. Kinnevik shareholders will automatically receive the newly issued Invik shares. Shares in Kinnevik will be deregistered by VPC AB from each holder's VP-account and, instead, the new Invik shares will be registered in the VP-account. A VP statement will be forwarded thereafter to the shareholders and the shares in Kinnevik will be delisted.

As a result of this procedure, Kinnevik and Invik shares will continue to be listed on Stockholmsbörsen's A-list and O-list, respectively, until the day on which the merger is registered. For technical reasons, however, Kinnevik shareholders will be unable to divest their Kinnevik shares in the two days during which the exchange from Kinnevik to Invik shares is administered, preliminarily July 26–27, 2004.

Share fractions/surplus shares

Only whole shares in Invik will be paid to Kinnevik shareholders as merger consideration. Invik and Kinnevik will therefore retain Handelsbanken Capital Markets to, for each series of shares, aggregate all such Kinnevik shares, or parts thereof, that do not entitle the holder to one whole new Invik share as merger consideration ("Fractions"). The total number of Invik shares of each series of shares corresponding to such Fractions ("Odd Shares") will then be sold by Handelsbanken Capital Markets on Stockholmsbörsen. This sale shall be made as soon as possible after the registration of the merger. The proceeds from this sale of Odd Shares will then be paid to each owner of Fractions, in proportion to the value of Fractions previously held.

The sales proceeds will be reported to the shareholders concerned in the form of a settlement note, whereby each shareholder will receive his/her share of the total sales proceeds. Payment will be made on the basis of deposit in the yield account linked to the VP-account. If there is no yield account, or it is incorrect or it is a postal-giro account, payment will be made in accordance with instructions on the settlement note. Sales proceeds are expected to be settled not later than the tenth banking day after registration of the merger.

Right to postpone settlement of the consideration

Invik retains the right, in consultation with Kinnevik, to postpone the date for settlement of the merger consideration.

Dividend pertaining to new Invik shares

The newly issued shares in Invik, issued as a result of the merger, carry entitlement to dividends from and including the 2004 fiscal year.

Listing of the new shares

Invik will register the newly issued shares for trading on the Stockholmsbörsen O-List. It is estimated that trading in the new shares should be possible from and including July 28, 2004.

Major shareholders' statement of intention prior to the EGMs

Shareholders representing more than 61% of the votes and 31% of the capital in Invik and shareholders representing more than 63% of the votes and 22% of the capital in Kinnevik, have announced that they intend at the EGMs to vote in favor of the merger including the proposed offer of re-classification of A shares to B shares in both companies, and at Invik's EGM to vote for the proposed share split.

Tax matters for shareholders

The following is a summary of certain current Swedish tax regulations that become applicable through Kinnevik combining with Invik in a merger in accordance with 14:1 of the Swedish Companies Act (1975:1385). The shareholders in Kinnevik receive merger consideration in the form of shares in Invik. The merger consideration is treated as payment on a divestment of shares in Kinnevik. The rules explained below, unless otherwise stated, apply to persons with unlimited tax liability in Sweden.

The summary below of tax consequences occasioned by the merger is intended only as general information. The treatment of an individual shareholder for tax purposes depends in part on the shareholder's specific situation. Special tax consequences, not described below, may be applicable to certain categories of persons liable to tax. For example, it may be necessary to take into account tax regulations in foreign countries, double-taxation agreements and similar rules, whereby each shareholder should consult a tax adviser for information on the special tax consequences for the shareholder that the merger may involve.

Taxation on exchange of shares in Kinnevik for shares in Invik (participation exchange)

Individuals

When an individual, who is a domiciled or is permanently residing in Sweden, receive merger consideration in the form of shares in Invik, there are no tax consequences. This applies regardless of whether the exchange results in a capital gain or a capital loss. The shares received in Invik are considered to have been acquired for the expense amount that applied for the divested shares in Kinnevik. This means that the taxation is deferred and occurs in pace with the shares received in Invik being divested. In deferred taxation the exchange does not have to be declared.

Legal entities

Legal entities can request deferment of taxation on capital gains due to exchanges of participations. The deferment amount is reported for taxation in pace with the divestment of the shares received in Invik. Those shareholders who request deferment with tax on capital gains must report the gain in their tax declaration.

Taxation of divestment of shares, or fractions received, in Invik

Individuals

Individuals and estates of deceased are taxed for the entire capital gain as income of capital at the sale of the shares. Tax is charged on 30% of the capital gain. Capital gains and capital losses are calculated as the difference between the sales proceeds after deduction for any selling expenses and the divested shares expense amount (acquisition expense and improvement expense). In accordance with the average method, the expense amount for a share shall be the average expense amount for shares of the same class and type. As an alternative to the average method, in the case of listed shares, the standard rule may be used. This rule means that the expense amount may be calculated as 20% of the sales proceeds after deduction of selling expenses.

Capital gains on ownership rights other than units in Swedish interest-rate funds and capital losses on such participations in Swedish limited liability companies and foreign legal entities that are not listed, can be deducted in their entirety against capital gains on such assets. If full offsetting is not permitted, 70% of the loss is deductible. If a loss arises in income of capital, a tax reduction is granted from taxes on income from employment and business operations, as well as property tax. Such tax reduction is permitted at 30% of the loss up to SEK 100,000 and at 21% of the losses thereafter. Losses cannot be deferred to a later tax year.

Legal entities

In the case of limited liability companies and other legal entities, except for the estates of deceased persons, the entire capital gain is taxable at a rate of 28%. A capital loss on shares held as a capital investment may be offset against capital gains on shares and other ownership rights. If certain conditions are fulfilled, such capital losses can also be offset against capital gains on shares and ownership rights in companies in the same Group, under the condition that the right of Group contributions exists. Capital losses on shares, which could not be utilized in a certain tax year, may be saved and deducted against capital gains on ownership rights in following tax years without any time limit.

Special rules apply for so-called business-related participations. These rules imply that capital gains on such participations are tax-free and that capital losses are not deductible. Unlisted shares are always considered to be business-related. Listed shares are considered business-related under the condition the shareholding corresponds to at least 10% of the votes, or the holding is essential to the business. In addition, the tax-free element for capital gains on listed shares is conditional on the shares not being divested within one year from the date on which the share became business-related at the holder. If shares of the same class and type are acquired at different times, the latest acquired share is considered to have been divested before an earlier acquired share. If the holding comprises shares that do not meet the time condition, as well as shares that do, the shares are not considered to be of the same class and type in calculations, in accordance with the average method.

Tax on dividends on shares in Invik

The tax rate is 30% for individuals and the estates of deceased. In payment of dividends to individuals, tax is withheld by VPC AB or by the trustee with regard to trustee-registered shares.

For limited liability companies and other legal entities, the tax rate is 28%. Dividends on shares that have the character of being business-related participations are tax-free. Unlisted shares are also considered to be business-related. Listed shares are considered business-related under the condition the shareholding corresponds to at least 10% of the votes or the holding is essential to business. In addition, the tax-free element for capital gains on listed shares is conditional on the shares not being divested within one year from the point in time at which the share became business-related at the holder.

Wealth tax

The shares in Invik are listed on Stockholmsbörsen's O-List and are free from wealth tax.

Inheritance and gift tax

Shares listed on Stockholmsbörsen's O-List are valued at 30% of the listed value for inheritance and gift taxation.

Foreign shareholders

Individuals who are not domiciled or reside permanently in Sweden are normally not taxed in Sweden on the sale of Swedish shares. There is a special rule that could imply that an individual who resides outside Sweden is taxed, in any case, in Sweden on the sales of Swedish shares. This applies if the individual permanently resided or was domiciled in Sweden during the calendar year when the sale was effected or at any time within the past ten calendar years. However, this rule could be limited by tax treaties between Sweden and other countries to avoid double taxation.

Individuals not residing permanently or domiciled in Sweden cannot apply the special rules concerning deferred taxation on exchanges of participations.

Foreign legal entities are not liable for taxation in Sweden on capital gains on shares other then if the gain is attributable to a so-called permanent operation in Sweden. In such cases, the rules on deferment of taxation on exchanges of participations applies. The rules on tax-free capital gains on business-related shares are applicable also for foreign entities comparable to Swedish limited liability companies and incorporated associations (cooperatives), which are within the EES and are subject to taxation similar to Swedish taxation.

For shareholders who are not liable for taxation in Sweden, normally a Swedish coupon tax is withheld on all dividends from Swedish limited liability companies. The dividend from Invik is subject to Swedish coupon tax of 30%. However, this tax rate is, in general, reduced through tax treaties between Sweden and other countries for avoidance of double taxation. The deduction for coupon tax is normally made by VPC AB or, for trustee-registered shares, by the trustee.

Swedish coupon tax is not charged on dividends to foreign companies on business-related shares, if the foreign company is comparable to such a Swedish company that can receive dividends tax-free and the dividends would have been tax-free for a Swedish company.

THE MERGED COMPANY'S MARKET AND BUSINESS

Market

Reference is made to the enclosed Invik and Kinnevik annual reports for the 2003 fiscal year for a description of the subsidiaries', associated companies' and the other holdings' markets and market growth potential and similar information.

Business

Major shareholders of Invik and Kinnevik have declared that they have a common view on the merged company's business.

The long-term goal will remain to optimize shareholder value. The business principally consist of the long-term management and development of operating companies, as well as of a portfolio of long-term investments in a selected number of listed companies.

The merger will create one of Sweden's largest holding companies. The company will own significant shareholdings in the listed companies AcandoFrontec AB (AcandoFrontec), Cherryföretagen AB (Cherryföretagen), Metro International S.A. (Metro), Millicom International Cellular S.A. (MIC), Modern Times Group MTG AB (MTG), Radio P4 Hele Norge ASA (P4), Tele2 AB (Tele2), Transcom WorldWide S.A. (Transcom) and Viking Telecom AB (Viking Telecom).

The merged company also include the wholly owned paper production and packaging company, Korsnäs AB, and the financial services and insurance group, Modern Finance Group. On a pro forma consolidated basis, the merged company reported SEK 6,839 million of turnover for the full year 2003 and an operating profit of SEK 642 million. On a pro forma consolidated basis the merged company reported SEK 2,764 million of earnings from associated companies during the same period.

The merged company's share of capital and votes in the listed holdings and the market values of these holdings are shown in the table below.

				Market value (SEK million)[2]	
Listed holdings	No. of shares	Votes	Capital	Dec. 31, 2003	Feb. 13, 2004
Tele2	41,827,175	54.9%[1]	28.4%	16,061	15,727
Millicom (incl. convertibles)	7,385,634	32.4%	32.4%	3,761	4,184
Metro	209,309,317	35.7%	39.8%	2,889	3,077
MTG	9,935,011	47.2%	15.0%	1,505	1,674
Transcom	14,915,022	31.5%	21.1%	437	543
Cherryföretagen	8,780,749	26.4%	28.7%	147	196
AcandoFrontec	5,935,580	7.5%	10.7%	28	40
P4	4,026,820	12.5%	12.5%	18	30
Viking Telecom	4,657,000	23.6%	23.6%	14	18
Total				**24,860**	**25,489**

1) The votes in Tele2 are stated before the proposed possibility to re-classify A shares in Tele2 to B shares. The intention of Kinnevik and Invik, if such a re-classification is made possible by the Tele2 AGM, is to re-classify some of their A-shares in Tele2 in order to have a combined post-merger share of voting rights in Tele2 that does not exceed 50%. See further "Certain issues regarding associated companies".

2) In calculating the market value, all shares are valued at the value of each company's most liquid share.

The same subsidiaries that previously were part of the Invik Group and the Kinnevik Group will be included in the merged company. The table below shows the turnover and earnings for the purpose of illustrating the size of the business areas in the merged group. The figures in the tables are based on the annual reports for fiscal year 2003 for each company.

(SEK million)	Turnover	Income after financial items
Invik		
Portfolio management	12	–91
Modern Finance Group		
Banking	248	63
Insurance	708	33
Asset management	54	10
Securities trading	183	24
Total Modern Finance Group	1,193	130
Other businesses	4	–8
Associated companies	–	591
Group eliminations	–23	–20
Total Invik	**1,186**	**602**

(SEK million)	Turnover	Operating income	Income after financial items
Kinnevik			
Mellersta Sveriges Lantbruks AB	44	4	0
Korsnäs Holding AB			
Korsnäs Skog	1,441	142	
Korsnäs Industri	3,816	793	
Korsnäs Packaging	1,386	–408	
Eliminations Korsnäs Holding AB	–1,090	0	
Total Korsnäs Holding AB	5,553	527	424
Other subsidiaries	17	–11	–10
Associated companies	–	–	2,675
Parent company, holding company and eliminations	0	92	70
Divested operations	46	166	166
Total Kinnevik	**5,660**	**778**	**3,325**

FINANCIAL EFFECTS OF THE MERGER

Cost savings

The merger is assessed to provide certain limited direct cost savings within administration, listing costs and auditing costs.

Merger costs

In conjunction with the merger, certain nonrecurring expenses will arise. These are estimated to amount to about SEK 30 million.

Tax consequences of the merger

Excluding the possibilities to utilize certain deferred loss carryforwards from prior years, the merger in itself does not give rise to any income tax consequences for the parties concerned. The transferor company is not taxed for the fiscal year in which the merger is implemented, that is, the 2004 tax year. The transferee company instead assumes the transferor company's tax situation. This means that the transferee company is considered to have conducted the transferor company's operations from the beginning of the tax year for the transferor company. Accordingly, the take-over is considered to have occurred retroactively.

The merger does not mean that any old loss carry forwards in Kinnevik or Invik are lost. However, the merger means that the right to deduct prior years loss carryforwards are deferred in time. Prior years' deficits are considered to be losses on business operations that remain from the tax year prior to the tax year in which the merger is completed. This means that deficits that arise in the year in which the merger is implemented are not impacted by the limitations below.

In this case, the limitations mean that prior years' loss carry forwards in Invik & Co. AB and Industriförvaltnings AB Kinnevik can be first used in the sixth tax year after the tax year in which the merger was completed, that is, first in the tax year 2010. These loss carry forwards can be estimated at SEK 23 million.

In addition, it is possible for subsidiaries in both Groups to offset their respective loss carry forwards from prior tax years against Group contributions from companies that are part of the other Group first in the tax year 2010.

Finally, it should be noted that companies in the Kinnevik Group can not exchange Group contributions with Invik (and with Invik's subsidiaries) until the tax year 2005.

Dividends

The new shares entitle holders to dividends as of the fiscal year 2004. Major owners in Invik and Kinnevik believe that the cash flow from subsidiaries, together with dividends received, will provide the possibility to maintain the same dividend structure as Kinnevik has today. The owners believe that the merged company should seek a balance between distributed dividends and re-invested capital.

Currency exposure and currency policy

The merged company is exposed to market risks mainly with regard to currency and interest-rate movements. With regard to currency risks, the merged company's policy is to strive to match costs and revenues in the same currency and that capital employed in each company is financed in the same currency.

The merged company's operating revenues and expenses arise mainly in SEK and EUR, with the majority of the flows in the Swedish operations being in SEK.

The majority of the merged companies assets are denominated in SEK, with the exception of Banque Invik and Korsnäs Packaging's subsidiaries (which have production facilities in nine European countries), which are mainly reported in EUR. The merged company's borrowing is mainly in SEK, except for Banque Invik and the Finnish operation in Fischer Partners Fondkommission, which are financed in EUR and Korsnäs Packaging, which is financed in EUR and GBP.

SHARE AND SHAREHOLDER STRUCTURE OF THE MERGED COMPANY

Following the elimination of cross-holdings, but before the proposed share split in Invik and before the proposed possibility to re-classify A shares into B shares, a total of 2,597,576 new A shares and 16,432,047 B shares in Invik will be issued through the merger, which means that the company's share capital increases by SEK 19,029,623, from the current SEK 7,760,000 to SEK 26,789,623. The par value of the share is SEK 1. The total number of shares in Invik before the merger amounted to 7,760,000, of which 3,408,699 A shares and 4,351,301 B shares. Under the above conditions, the total number of shares in the merged company will amount to 6,006,275 A shares and 20,783,348 B shares, totalling 26,789,623 shares.

After completion of the merger, Invik will hold 391,430 of its own A shares, which are currently owned by the Kinnevik Group. Major shareholders in Invik and Kinnevik consider that these shares should be redeemed and, accordingly, cease to exist. Such a proposal is intended to be presented to the Annual General Meeting in 2005. After cancellation, the total number of shares in the merged company will amount to 5,614,845 A shares and 20,783,348 B shares, totalling 26,398,193 shares.

After implementation of the merger, in accordance with the above conditions and the withdrawal of own shares as described above, the newly issued Invik shares correspond to a maximum of 72.1% of the merged company's share capital and, at most, 55.1% of the merged company's votes. One A share carries ten votes and one B share carries one vote. All shares are common shares.

After the merger and elimination of cross-held shares, but before any re-classification of A shares into B shares, the largest shareholders in the merged company are estimated to be (VPC data as per December 31, 2003):

Shareholders in the merged company	A-shares	B-shares	Total number of shares	Votes	Capital
Emesco Group	2,268,146	0	2,268,146	29.5%	8.6%
Jan H Stenbeck estate	975,400	0	975,400	12.7%	3.7%
Klingspor family	699,238	225,759	924,997	9.4%	3.5%
Morgan Stanley[1)]	365,665	175,796	541,461	5.0%	2.1%
SEB / SEB Trygg Liv funds[1)]	4,409	2,760,964	2,765,373	3.6%	10.5%
von Horn family	236,826	29,085	265,911	3.1%	1.0%
Sapere Aude Trust	224,563	0	224,563	2.9%	0.9%
Robur	16,957	1,514,706	1,531,663	2.2%	5.8%
Nordea / Nordea funds[1)]	106,951	456,366	563,317	2.0%	2.1%
Korsnäs Trusts	132,446	43,718	176,164	1.8%	0.7%
Fjärde AP-fonden	0	983,710	983,710	1.3%	3.7%
Hugo Stenbeck Trust	83,955	17,000	100,955	1.1%	0.4%
Other shareholders	500,289	14,576,244	15,076,533	25.4%	57.0%
	5,614,845	**20,783,348**	**26,398,193**	**100.0%**	**100.0%**
Invik shareholders, excl Kinnevik	3,017,269	4,351,301	7,368,570	44.9%	27.9%
Former Kinnevik shareholders, excl Invik	2,597,576	16,432,047	19,029,623	55.1%	72.1%
Total	**5,614,845**	**20,783,348**	**26,398,193**	**100.0%**	**100.0%**

1) For own account and on behalf of others.

Invik share split and adjusted exchange ratio

The Invik Board of Directors intends to propose to the EGM to be held on April 16, 2004, that each current Invik share be split into ten Invik shares. It is intended that the share split be completed before the merger and would therefore lead to a recalculation of the exchange ratio. After such re-calculation, each Kinnevik A and B share would be exchanged for 3.5 Invik A shares and 3.5 Invik B shares, respectively.

PLANS FOR COMPOSITION OF THE BOARD AND SENIOR MANAGEMENT

After the merger is completed, an EGM will be held to, among other points, elect the Board of Directors. This is expected to occur in August.

Major shareholders in Invik and Kinnevik intend to propose the appointment of Vigo Carlund, presently the CEO of Kinnevik, as the CEO of the merged company, and the appointment of Anders Fällman, presently CEO of Invik, as Deputy CEO of the merged company.

THE NAME OF THE MERGED COMPANY

It will be proposed to an EGM of the merged company, which is expected to be held in August 2004 subsequent to the completion of the merger, that Invik change its name to Investment AB Kinnevik.

CERTAIN ISSUES REGARDING ASSOCIATE COMPANIES

Both Invik and Kinnevik are significant shareholders in a number of companies including Tele2 and MTG. The Swedish Securities Council has stated in its statement 2004:04 that, according to the take-over regulations of The Swedish Industry and Commerce Stock Exchange Committee, the merger does not trigger any mandatory bid obligation in the relation to these holdings. Neither will Emesco, which is one of the major shareholders in Kinnevik and Invik, have any obligation to make mandatory bids for any of these listed companies based on the implied holdings in these companies following the merger. Neither will any mandatory bid obligation arise regarding the companies Millicom, Metro or Transcom.

Additionally, Kinnevik and Invik will propose a resolution to the Annual General Meeting 2004 of the shareholders of Tele2 that all shareholders be offered the opportunity, during a limited period, to re-classify their A shares into B shares. The intention of the resolution is to enable Kinnevik and Invik to re-classify a certain portion of the Tele2 shares held in order to have a combined stake of voting rights in Tele2 AB that does not exceed 50%.

THE MERGED COMPANY – UNAUDITED PRO FORMA STATEMENTS

The unaudited pro forma statements presented below have been prepared in order to illustrate the merged group's financial position and results after the merger is completed. The pro forma balance sheet has been prepared as if the merger was carried out on December 31, 2003, and the pro forma profit and loss account as if the merger was carried out on January 1, 2003, with the assumptions stated below. Furthermore, Kinnevik's sale of forestland to Bergvik Skog AB is assumed to have taken place on December 31, 2003, for the balance sheet and on January 1, 2003, for the profit and loss account. It is also assumed that both Invik and Kinnevik have reclassified a sufficient number of A shares in Tele2 AB to result in a combined ownership that does not exceed 50% of the voting rights at the mentioned dates, and that Tele2, as a consequence, is not accounted for as a subsidiary.

The pro forma statements are based on the audited annual reports of both Kinnevik and Invik for the full year 2003. These accounts were prepared in accordance with the Swedish Annual Accounts Act and by applying the recommendations of The Swedish Financial Accounting Council.

The merger is accounted for using the purchase method of accounting and Kinnevik has been identified as the acquiring company, with consideration that Kinnevik's shareholders will exercise controlling influence over the merged company.

Consequently, the principles of accounting for a reverse acquisition are applied. This means that Kinnevik is regarded as acquiring Invik, even though the latter company formally is the transferee company and remains in existence after the merger.

The acquisition price paid for Kinnevik is the value of the newly issued shares in the merged company that are being offered to Kinnevik shareholders by Invik. This valuation is based on a set exchange ratio; one (1) share in Kinnevik entitles the holder to receive 0.35 new shares in Invik, which is equivalent to 2.86 Kinnevik shares for each Invik share on the basis of a reverse acquisition. The true value of the compensation is dependent on the share price of Kinnevik at the time of the merger. As a consequence, when preparing the consolidated accounts for the merged group, Kinnevik will allocate new acquisition values for the assets and liabilities of Invik, based on an acquisition price not yet known.

The preliminary acquisition analysis that has been prepared on a pro forma basis is based on the closing price of the Kinnevik B share on February 13, 2004, of SEK 240. This results in an acquisition price of SEK 5,083 million and an adjustment to the book value of shares in associate companies of SEK 1,493 million. The market value of publicly listed shares amounted to SEK 25,489 million as at February 13, 2004, and the book value of these shares (after adjustments) was SEK 16,089 million as at December 31, 2003. These amounts include the value of Kinnevik's holding of Millicom convertibles, with a market value of SEK 696 million as per February 13, 2004, and a book-value of SEK 512 million as per December 31, 2003. The value adjustment of the book value of publicly listed assets of SEK 1,493 million, results in an adjustment of interest in earnings in remaining associate companies, after elimination of cross-held shares, due to additional annual goodwill amortizations of SEK 128 million for an amortization period of ten years. Additional interest in

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earnings in associate companies of SEK 28 million and shares of associated companies' tax costs of SEK 12 million are also included.

Effects of possible synergies, cost reductions or restructuring costs that could arise as a result of the merger have not been included in the statement.

The final acquisition analysis might deviate from the one used in the pro forma statements.

It should be noted that the merged company has to date not been functioning as a single unit. The merged company intends to report consolidated statements for the merged company with effect from the third quarter of 2004. The information given below does not necessarily reflect the result and the financial position that Kinnevik or Invik would have achieved if they had run their operations as a single unit during the indicated periods. Neither does the information necessarily provide any indication of the merged group's future results. The pro forma statement should be read together with other information provided in this merger documentation, as well as the enclosed audited annual accounts and notes to the accounts of each company.

Unaudited pro forma income statement 2003

SEK million	Invik Note 1	Invik excl. Modern Finance Group	Modern Finance Group	Kinnevik Note 2	Merger Note 3	Adjustments for Bergvik Note 4	Cross-ownership, internal eliminations Note 5	New Group	New Group excl. Modern Finance Group	Modern Finance Group
Net turnover	1,186	–7	1,193	5,660			–7[g]	6,839	5,646	1,193
Costs of sales	–841	15	–856	–4,357		–142[d]		–5,340	–4,484	–856
Gross income	**345**	**8**	**337**	**1,303**	**0**	**–142**	**–7**	**1,499**	**1,162**	**337**
Selling, administration, research and development expenses	–391	–62	–329	–532			7[g]	–916	–587	–329
Income from corporate development	–	–	–	193				193	193	–
Other operating income	129	–8	137	181				310	173	137
Other operating expenses	–15	–2	–13	–429				–444	–431	–13
Operating income	**68**	**–64**	**132**	**716**	**0**	**–142**	**0**	**642**	**510**	**132**
Interest in earnings of associated companies	591	591	–	2,675	–100[a]		–402[h]	2,764	2,764	–
Income from other securities	–28	–28	–	277				249	249	–
Income from sales of securities	48	48	–	62				110	110	–
Net financial items	–77	–75	–2	–405		142[e]		–340	–338	–2
Income after financial items	**602**	**472**	**130**	**3,325**	**–100**	**0**	**–402**	**3,425**	**3,295**	**130**
Taxes	149	95	54	403	–12[b]		–55[h]	485	431	54
Minority share in income	0	0	–	3				3	3	–
Net income	**751**	**567**	**184**	**3,731**	**–112**	**0**	**–457**	**3,913**	**3,729**	**184**

Notes marked with letters refer to sub-points to Notes to the pro forma accounts.

Unaudited pro forma balance sheet as of December 31, 2003

SEK million	Invik Note 1	Invik excl. Modern Finance Group	Modern Finance Group	Kinnevik Note 2	Merger Note 3	Adjust-ments for Bergvik Note 4	Cross-ownership, internal elimina-tions Note 5	New Group	New Group excl. Modern Finance Group	Modern Finance Group
Goodwill	39	1	38	21				60	22	38
Other intangible assets	2	0	2	0				2	0	2
Machinery, equipment, property etc.	25	7	18	6,816		−2,562[f)]		4,279	4,261	18
Shares in associated and other companies	4,515	4,504	11	11,406	1,493[c)]	173[f)]	−1,631[i)]	15,956	15,945	11
Other long-term interest bearing receivables	0	0	0	964			−78[g)]	886	886	0
Other long-term non-interest bearing receivables	115	0	115	55				170	55	115
Total fixed assets	**4,696**	**4,512**	**184**	**19,262**	**1,493**	**−2,389**	**−1,709**	**21,353**	**21,169**	**184**
Inventories	15	0	15	975		−13[f)]		977	962	15
Short-term non-interest bearing receivables	493	7	486	916				1,409	923	486
Intergroup receivables Invik		0	207					0		207
Short-term investments	4,549	6	4,543	12				4,561	18	4,543
Cash and cash equivalents	756	2	754	215	−30[c)]			941	187	754
Total current assets	**5,813**	**15**	**6,005**	**2,118**	**−30**	**−13**	**0**	**7,888**	**2,090**	**6,005**
Total assets	**10,509**	**4,527**	**6,189**	**21,380**	**1,463**	**−2,402**	**−1,709**	**29,241**	**23,259**	**6,189**
Restricted equity	2,792	1,979	813	4,010	1,463[c)]		−1,631[i)]	6,634	5,821	813
Unrestricted equity	798	787	11	7,505		475[f)]		8,778	8,767	11
Total equity	**3,590**	**2,766**	**824**	**11,515**	**1,463**	**475**	**−1,631**	**15,412**	**14,588**	**824**
Minority interest in equity	**0**	**0**	**0**	**0**				**0**	**0**	**0**
Provisions for pensions	2	0	2	614				616	614	2
Provision for deferred tax liability	40	−4	44	818				858	814	44
Other provisions	0	0	0	191				191	191	0
Total provisions	**42**	**−4**	**46**	**1,623**	**0**	**0**	**0**	**1,665**	**1,619**	**46**
Long-term interest bearing liabilities	1,406	1,406	0	7,380		−2,877[e)f)]		5,909	5,909	0
Long-term non-interest bearing liabilities	0	0	0	4				4	4	0
Total long-term liabilities	**1,406**	**1,406**	**0**	**7,384**	**0**	**−2,877**	**0**	**5,913**	**5,913**	**0**
Short-term interest bearing liabilities	4,242	130	4,112	0			−78[g)]	4,164	52	4,112
Intergroup liabilities Invik		207	0						207	0
Short-term non-interest bearing liabilities	1,229	22	1,207	858				2,087	880	1,207
Total short-term liabilities	**5,471**	**359**	**5,319**	**858**	**0**	**0**	**−78**	**6,251**	**1,139**	**5,319**
Total equity and liabilities	**10,509**	**4,527**	**6,189**	**21,380**	**1,463**	**−2,402**	**−1,709**	**29,241**	**23,259**	**6,189**
Key ratios										
Debt/equity ratio	1.6	0.6	5.0	0.7				0.7	0.5	5.0
Equity ratio I	34%	61%	13%	54%				53%	63%	13%
Equity ratio II	51%	79%	13%	66%				64%	73%	13%
Net debt	345	1,735	−1,390	6,803				4,301	5,691	−1,390

Definitions

Debt/equity ratio	Interest-bearing liabilities and interest-bearing provisions divided by shareholders' equity.
Equity I	Shareholders' equity including minority as percentage of total assets.
Equity II	Shareholders' equity adjusted for hidden reserve in the listed stock portfolio as percentage of total assets plus hidden reserve in the listed stock portfolio.
Net debt	Interest-bearing liabilities including pension provisions less the sum of interest-bearing receivables, current investments and liquid funds.

NOTES TO THE UNAUDITED PRO FORMA ACCOUNTING

Note 1. Historical financial statements for Invik Group

These columns reflect Invik's audited consolidated income statement and balance sheet for 2003, prepared and presented in accordance with the Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council.

Note 2. Historical financial statements for Kinnevik Group

These columns reflect Kinnevik's audited consolidated income statement and balance sheet for 2003, prepared and presented in accordance with the Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council.

Note 3. Merger

The merger is reported in accordance with the purchase accounting method and Kinnevik has been identified as the acquiring company. Consequently, the principles of accounting for a reverse acquisition are applied. This means that the merger is reported as if Kinnevik is regarded as acquiring Invik despite the fact that the latter company formally is the transferee company and remains after the merger. In calculating the acquisition price, Kinnevik's share price has been calculated at SEK 240, which corresponds to the closing price for Kinnevik's B share on February 13, 2004 (last trading day prior to announcement of the merger).

The final acquisition analysis could deviate from that used in the pro forma accounting.

The following adjustments have been made in the pro forma accounting.

a) Profit/loss from participations in associated companies

The item comprises increased amortization of goodwill of SEK 128 million and earnings from participations in associated companies of SEK 28 million.

The acquisition analysis, in connection with the transaction, after adjustment for cross-ownership of SEK 320 million, has resulted in a goodwill amounting to SEK 1,279 million. The goodwill amount is attributable to associated companies. Annual amortization of this goodwill amounts to SEK 128 million.

The merger means that part of the holding, which prior to the merger is classified as Other shares and participations (MTG, Transcom, Millicom and Metro) is classified after the merger as Participations in associated companies. As a result, shares in earnings from associated companies increases by SEK 28 million.

b) Tax related to participations in associated companies

Pertains to tax on shares in associated companies in accordance with a) above.

c) Acquisition analysis

The acquisition analysis results in goodwill, which prior to taking into account Invik's holding in Kinnevik, amounting to SEK 1,599 million. This amount is the difference between the computed acquisition price, SEK 5,189 million, and the value of the net assets, SEK 3,590 million, in the acquired Group (Invik).

For pro forma purposes, the acquisition price has been calculated as follows:

Number of shares in Invik	7,760,000
of which, shares owned by Kinnevik	–391,430
Number of shares to acquire	7,368,570
Exchange ratio	0.35
Corresponding number of shares in Kinnevik	21,053,057
Kinnevik market price, February 13, 2004 (SEK)	240
Calculated acquisition price in the current transaction (SEK million)	5,053
Transaction costs (SEK million)	30
Book value of current holding	106
Total calculated acquisition price (SEK million)	5,189

The merger costs, which are estimated at SEK 30 million, reduce liquid funds.

The adjustment item of SEK 1,493 million is comprised of the above goodwill of SEK 1,599 million less Kinnevik's book value of the existing holding in Invik, SEK 106 million.

Note 4. Bergvik Skog AB

In the pro forma balance sheet, it is assumed that Kinnevik's sale of forestland to Bergvik Skog AB occurred on December 31, 2003, and January 1, 2003, with regard to the pro forma income statement. Any capital gain on the sale of forestland is not included in the pro forma income statement.

d) Raw material purchases

Sale of forest land is estimated to increase Costs of goods sold by SEK 142 million as a result of pulpmood that were previously taken from the company's own forest but will be purchased externally in the future.

e) Net financial items

As the net debt declines, net financial items is calculated to increase by SEK 142 million on the basis of an assumed interest rate of 5%.

f) Sale of forestland

Kinnevik's sale of forestland to Bergvik Skog AB resulted in a SEK 2,402 million reduction in fixed assets, a SEK 475 million (capital gain) increase in equity, as well as a SEK 2,877 million reduction in interest-bearing liabilities in the pro forma balance sheet. The SEK 173 million item is attributable to Kinnevik in conjunction with the sale of forest properties acquires 5% of the share capital in Bergvik Skog AB.

Note 5. Cross-ownership and inter-company balances

g) Internal balances and transactions

All intra-Group receivables, liabilities, income and expenses between the Invik Group and the Kinnevik Group have been eliminated.

h) Earnings from participations in associated companies

Earnings from participations in associated companies decline by SEK 402 million and tax expenses increase by SEK 55 million as a result of the elimination of Invik's share in Kinnevik's earnings.

i) Cross-ownership

The pro forma financial statements have also been adjusted for cross-ownership, which lowers the book value of shares and participations in associated companies and shareholders' equity by SEK 1,631 million. The amount corresponds to Invik's book value of shares held in Invik, SEK 1,311 million, and the effect on the acquisition analysis, SEK 320 million, attributable to Invik's shareholding in Kinnevik.

Sensitivity analysis

The merged company's earnings and position is affected by a number of factors. Some factors that have substantial impact on the merged company's pro forma income statement are shown in the table below. Reported effects should solely be viewed as an indication and do not include any effect of offsetting measures that could be taken, if certain events occurred.

Factor	Change	Earnings effect
Group financing expenses	+/−1% point	−/+ SEK 62 million
Net turnover	+/−5%	+/− SEK 134 million
Currency rate, EUR	+/−5%	+/− SEK 37 million

A change in the Group's financing expenses of 1 percentage point affects annual earnings by SEK 62 million based on net debt pro forma at December 31, 2003. With regards to net turnover, earnings are affected mainly by changes in Korsnäs, as well as in a certain portion of Modern Finance Group. An increase or decrease of 5% of turnover would have an earnings impact of SEK 134 million on the consolidated earnings of the new Group. The largest currency exposure is in EUR/SEK and a change in the rate of 5% would have an effect on earnings of SEK 37 million based on the actual currency exposure for 2003.

Debt financing

Pro forma financial statements is based on the assumption of unchanged borrowing terms regarding Kinnevik's loan financing. Kinnevik intends, in sufficient time prior to the implementation of the merger, to contact creditors to receive their formal approval of the merger.

RISK FACTORS

The following risk factors, together with the other information in this Information Memorandum, should be carefully considered . It is not claimed that the factors listed below are complete or exhaustive, nor that they are ranked in any particular order. As a result of the differing operations of the subsidiaries, associated companies and other holdings, the type of risk factors differs between these entities. Accordingly, the following risk factors are sometimes attributable to a specific subsidiary, associated company or other holding, sometimes to several of these or to the merged company as a whole. If any of the circumstances described below as a risk factor should occur, it could imply that the merged company's operations and earnings could be affected negatively.

Sensitivity to the general economy

Most of the merged company's holdings are sensitive to the general economy. For example, are certain products in the market's for paper and packaging products sensitive to the economy, which could have an impact on Korsnäs. The price for paper and packaging products can, to a certain extent, fluctuate due to supply and demand imbalances, which could result in swings in Korsnäs's earnings. Other examples are Tele2 and Millicom which, in separate markets, are exposed to developments in telecommunications. In addition, MTG and Metro are sensitive to the advertising business climate.

In the case that weak market conditions for subsidiaries, associated companies and other holdings arise, remain or intensify, this could affect the merged company's profitability and cash flow.

Stock market trends

A negative market trend could affect the value of the merged company's listed holdings and the assessment of the value of unlisted holdings. A negative market trend also has a direct impact on, for example, Modern Finance Group, as such operations as banking, insurance, asset management and securities trading have earnings that are directly or indirectly affected by stock market trends.

Factors related to associated companies

The merged company's earnings could be affected significantly by the shares in the earnings of the associated companies. Factors that could have a negative effect on the operations, financial position and earnings of the associated companies could have a significant impact on the consolidated financial statements in the merged company.

Operational risks in subsidiaries, associated companies and other holdings

Each of the merged company's subsidiaries, associated companies and other holdings have specific operational risks.

The merged company has significant ownership interest in a number of associated companies, which partly conduct operations in countries with a periodically instable political situation, and it cannot be excluded that changes in the political situation in any of the countries where operations are conducted could affect operations adversely, which subsequently could impact the earnings and position of the merged company.

However, for the merged company, the risk and dependence on a successful development in each holding will decline due to the risk spread inherent in the number of holdings.

Limited operating history in subsidiaries, associated companies and other holdings

The merged company has started and developed a number of companies within varied industries. The starting and development of companies entails risks. Certain of the merged company's subsidiaries, associated companies and other holdings have a limited operating history. This means that confidence externally and primarily with customers is being built up. This also means that these companies are particularly vulnerable to failure in various contexts. It cannot be guaranteed that these relatively new operations will continue to grow in line with expectations or be profitable during their expansion.

Competition

The majority of the merged company's subsidiaries, associated companies and other holdings meet and expect to continue to meet strong competition in their respective markets. Although the merged company's holdings, in general, have strong market positions and in the current situation are strongly competitive, it cannot be excluded that increased competition could have a negative impact on the holding's results.

Technical developments and market changes

The merged company's subsidiaries and associated companies could be affected to a significant degree if the companies' products and services are affected by technical development and/or changes in market structure and the companies would be unable to adapt to these changes.

Customer dependence

The merged company's subsidiaries, associated companies and other holdings strive to establish longstanding relations with their customers. These companies focus on having a broad distribution among customer categories, which reduces risks to some extent. Despite this distribution among customer categories, it cannot be excluded that a loss by one or several customers could have a negative impact on the operations and earnings of any of the subsidiaries, associated companies and other holdings. Sales to a single customer accounted for 29% of the merged company's pro forma net turnover in 2003.

Currency movements

Certain of the payment commitments and receivables that will result from the merged company's business contracts with third parties are based on currencies other than SEK. Changes in currency rates could, therefore, affect payments that are made on such commitments and receivables. There is no guarantee that changes in currency rates will not have a negative impact on the merged company's earnings and financial position.

Value decline in holdings of shares

The future development in the subsidiaries, associated companies and other holdings and/or changed external factors could affect the valuation of these shares and as a result require write-downs of the book values. Write-downs and reversals of write-down of book values of the listed holdings are based on changes in the companies' share price. Large write-downs of shares could result in a weakening of the merged company's financial position.

Key persons

As with all companies, the merged company's future development will also depend on the Board's, management's and other key individuals' knowledge, experience and commitment, both in the parent company, as well as the subsidiaries, associated companies and other holdings. The merged company's development will, to a great extent, depend on the Group management's ability to develop the respective holdings. In a long-term perspective, the ability to successfully identify and execute acquisitions and divestments will also be of decisive importance. If one or more of these key persons should leave the merged company, the company could be affected adversely. In addition, the merged company's development will depend on the ability to recruit new, qualified employees.

Dependence on laws and permits from authorities

Certain of the merged company's subsidiaries, associated companies and other holdings depend on existing laws and government permits to conduct operations. Should the conditions for the operations change – for example as a result of changed legislation, the authorities ongoing inspection of the operation's development or change in any respect – the merged company or wholly or partly owned companies could be affected negatively.

Environmental legislation and environmental liability

Certain of the subsidiaries, associated companies and other holdings have operations that are governed by a number of environmental laws and ordinances which regulate emissions to air and water, waste treatment and the work environment. The subsidiaries, associated companies and other holdings could be liable for claims related to environmental damage caused by operations that the companies conduct or have conducted.

Furthermore, costs could arise for these companies for compliance with environmental legislation and implementation of remedial environmental measures on the properties that certain of the companies own or have owned or where these companies conduct or have conducted operations.

In addition, new rules or stricter application of existing rules could be the basis for new or increased responsibility, which could have a negative impact on the operations, financial position and earnings trend of the subsidiaries, associated companies and other holdings and complicate an establishment of new facilities or development of existing facilities.

Litigation

Becoming involved in various types of disputes is a potential risk for most companies. For information concerning the disputes that could affect the merged company, reference is made to the section "Other information" under "Invik – supplemental information" and to Kinnevik's enclosed annual report, in the notes to the financial statements.

Tax legislation

The merged company, including its subsidiaries and associated companies, could be affected to a more than insignificant degree by changes in tax legislation in the countries in which the companies conduct operations.

Invik – Supplementary information

For a detailed description of the Invik Group, refer to the Invik Annual Report. The information provided below is supplementary information that may be of interest for evaluating the merger.

FINANCIAL SUMMARY

A financial summary for Invik is provided below. For complete income statements, balance sheets, cash flow analyses, the Group's tax situation, accounting principles and notes, please refer to Appendix 2 – Invik's financial statements for 2001, 2002 and 2003.

Invik apply the equity accounting method for reporting interests in associated companies since July 1, 2003. Consequently, this method is used in the financial summary below.

Income statements in summary[1)]

SEK million	1999	2000	2001	2002	2003
Net turnover	708	817	856	983	1,186
Operating income/loss	434	2,765	–211	–961	707
of which, Interest in earnings of associated companies	*534*	*2,705*	*–154*	*–523*	*591*
Operating income/loss (excluding interest in earnings of associated companies)	–99	60	–57	–439	116
of which, Income from shares and other securities	*3*	*207*	*9*	*–227*	*48*
Income/loss after financial items	422	2,769	–270	–1,070	602
Net income/loss for the year	**372**	**2,641**	**–71**	**–1,122**	**751**

Balance sheets in summary[1)]

SEK million	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003
Intangible and tangible assets	164	146	171	83	66
Financial assets	2,736	5,422	5,515	4,186	4,631
Total fixed assets	2,900	5,568	5,686	4,269	4,696
Inventories and current receivables	357	612	586	454	507
Cash and cash equivalents and investments	2,204	3,864	4,315	4,019	5,306
Total current assets	2,560	4,476	4,901	4,472	5,813
Total assets	**5,460**	**10,044**	**10,587**	**8,741**	**10,509**
Equity	2,360	4,473	4,337	2,956	3,590
Minority interest	3	3	2	1	0
Provisions	71	90	128	84	42
Interest-bearing liabilities	2,580	4,887	5,474	4,996	5,649
Non-interest-bearing liabilities	446	591	645	705	1,228
Total liabilities	3,026	5,478	6,119	5,701	6,877
Total equity, provisions and liabilities	**5,460**	**10,044**	**10,587**	**8,741**	**10,509**

1) Invik apply the equity accounting method as of July 1, 2003. Consequently, this method is used for all years in the financial summary. In addition to this change in accounting principle, six new accounting recommendations became effective in 2003 and seven in 2002. As these have not had any material effect on Invik's financial position or earnings, no adjustments have been made for prior years.

Cash flow analyses in summary[1)]

SEK million	1999	2000	2001	2002	2003
Cash flow from current operations	15	–262	71	–83	–28
Cash flow from investment activities	–194	–419	–172	198	217
Cash flow from financial activities	189	721	251	–18	172
Change in cash and cash equivalents	10	40	150	98	361

Key ratios[1)]

	1999	2000	2001	2002	2003
Operating margin	–14.0%	7.3%	–6.6%	–44.6%	9.8%
Profit margin	59.5%	338.7%	–31.5%	–108.8%	50.8%
Capital employed, SEK million	4,944	9,363	9,814	7,952	9,241
Return on capital employed	9.8%	39.4%	–2.0%	–11.0%	7,8%
Return on equity	17.4%	77.3%	–1.6%	–30.8%	22.9%
Equity/assets ratio	43.2%	44.5%	41.0%	33.8%	34.2%
Debt/equity ratio, times	1.1	1.1	1.3	1.7	1.6
Interest coverage ratio, times	21.5	57.7	–2.4	–10.5	9.3
Average number of employees	188	203	252	222	216

Per-share data[1)]

	1999	2000	2001	2002	2003
Number of shares (000s)	7,760	7,760	7,760	7,760	7,760
Average number of shares (000s)	7,547	7,760	7,760	7,760	7,760
Earnings per share, SEK	49.35	340.34	–9.12	–144.57	96.78
Equity per share, SEK	304	576	559	381	463
Market price at Dec 31, SEK	1,010	770	579	259	710
Dividend per share, SEK	3.00	6.00	3.00	3.00	5.00[2)]
Yield	0%	1%	1%	1%	1%
P/E ratio	20.5	2.3	–63.5	–1.8	7.3

1) Invik apply the equity accounting method as of July 1, 2003. Consequently, this method is used for all years in the financial summary. In addition to this change in accounting principle, six new accounting recommendations became effective in 2003 and seven in 2002. As these have not had any material effect on Invik's financial position or earnings, no adjustments for these have been made for previous years.

2) Proposed dividend for 2003.

DEFINITIONS OF KEY RATIOS

Operating margin
Operating income/loss (excluding interests in earnings of associated companies) divided by net turnover.

Profit margin
Income/loss after financial items divided by net turnover.

Capital employed
Total assets less non-interestbearing liabilities and deferred tax liabilities.

Return on capital employed
Income/loss after financial items plus interest expense, divided by average capital employed.

Return on equity
Net income/loss for the year divided by average equity.

Equity/assets ratio
Equity including minority interests in equity divided by total assets.

Debt/equity ratio
Interest-bearing liabilities divided by equity (including minority interests in equity).

Interest coverage ratio
Income/loss after financial items plus interest expense, divided by interest expense.

Average number of employees
The average number of employees during the year. New employees, part-time employees and overtime work are translated to full-time positions so that the average number of employees refers to the number of equivalent full-time positions.

Number of shares
The number of shares at year-end, adjusted for issues, splits and buybacks.

Average number of shares
The weighted average of the number of shares in issue during the year, adjusted for issues, splits and buybacks.

Earnings per share
Net income/loss for the year divided by the average number of shares in issue.

Equity per share
Equity divided by the number of shares in issue at year-end.

Market price
The market price at year-end, adjusted for issues and splits.

Dividend per share
The proposed dividend per share, adjusted for issues and splits.

Yield
Dividend per share divided by the market price at year-end.

P/E ratio
The market price at year-end divided by earnings per share.

COMMENTS ON INVIK'S FINANCIAL DEVELOPMENT

This section contains comments on Invik's financial development. These comments are based on the financial summary in the previous section. Figures in parentheses ( ) pertain to the figure for the preceding year, unless stated otherwise.

2003 compared with 2002

Net turnover for 2003 amounted to SEK 1,186 million (983), representing an increase of approximately 21% compared with 2002. This was attributable to increased turnover within insurance operations, from SEK 491 million in 2002 to SEK 708 million in 2003.

Operating income (excluding interests in earnings of associated companies) for 2003 amounted to SEK 116 million (–439). Of this, SEK 48 million (–227) pertained to capital gains from the sale of securities as follows: SEK 48 million (–5) in capital gains from the sale of Tele2 shares, SEK 0 million (23) from the sale of MTG shares and SEK 0 million (–152) from the sale of fund units in Marcstone Overseas Euro Ltd. Operating income also included SEK 0 million (–93) from write-downs.

Operating income for 2003 included SEK 15 million in items affecting comparability in banking operations. Operating income for 2002 included items affecting comparability of SEK –14 million in banking operations, SEK –95 million pertaining to the write-down of goodwill in asset management, and SEK –58 million in securities trading.

Interests in earnings of associated companies amounted to SEK 591 million (–523), specified as follows: Kinnevik SEK 436 million (–555), MTG SEK 27 million (–7), Tele2 SEK 81 million (46) and Transcom SEK 20 million (10).

Income after financial items for 2003 amounted to SEK 602 million (–1,070). The improvement compared with 2002 is due to a SEK 277 million improvement in income after financial items for Modern Finance Group (SEK 130 million in 2003, compared to SEK –147 million in 2002), a SEK 1,114 million increase in interests in earnings of associated companies and SEK 275 million in capital gains and write-downs within securities trading (SEK 48 million for 2003, compared with SEK –227 million in 2002).

Net income amounted to SEK 751 million (–1,122).

2002 compared with 2001

Net turnover for 2002 amounted to SEK 983 million (856), representing an increase of approximately 15% compared with 2001. This was mainly attributable to an increased turnover within insurance operations and securities trading.

Operating income (excluding interests in earnings of associated companies) for 2002 amounted to SEK –439 million (–57). Of this, SEK –227 million (9) pertained to capital losses from the sale of securities as follows: SEK –5 million (9) in capital losses from the sale of Tele2 shares, SEK 23 million (–) in gains from the sale of MTG shares and SEK –152 million (–) from the sale of fund units in Marcstone Overseas Euro Ltd. Operating income also included SEK –93 million (–) from write-downs.

A SEK 95 million increase in selling and administrative expenses as a result of write-downs within asset management in 2002 also contributed to the deterioration in operating income (excluding interests in earnings of associated companies) between 2001 and 2002.

Interests in earnings of associated companies amounted to SEK –523 million (–154), specified as follows: Kinnevik SEK –555 million (–90), MTG SEK –7 million (16), Tele2 SEK 46 million (–168) and Transcom SEK 10 million (6).

Income after financial items for 2002 amounted to SEK –1,070 million (–270), while net income amounted to SEK –1,122 million (–71). The reasons for this deterioration in net income compared with 2001 are described above.

2001 compared with 2000

Net turnover for 2001 amounted to SEK 856 million (817), representing an increase of approximately 5% compared with 2000. This was mainly attributable to increased turnover within the insurance business.

Operating income (excluding interests in earnings of associated companies) for 2001 amounted to SEK –57 million (60). Of this, SEK 9 million (207) pertained to capital gains from the sale of securities.

Interests in earnings of associated companies amounted to SEK –154 million (2,705), specified as follows: Kinnevik SEK –90 million (1,025), MTG SEK 16 million (125), Tele2 SEK –168 million (1,489) and Transcom SEK 6 million (–).

Income after financial items for 2001 amounted to SEK –270 million (2,769), while net income amounted to SEK –71 million (2,641). The reasons for this deterioration in net income compared with 2000 are described above.

Financial position

The Group's liquidity reserve, excluding funds in the banking and insurance operations (i.e. liquid funds and approved but undrawn credits), amounted at December 31, 2003, to SEK 34 million, compared with SEK 197 million at December 31, 2002. During 2003, available funds were used to reduce the Parent Company's debt to credit institutions. At year-end 2001, the Group's liquidity reserve totalled SEK 105 million. The increase between 2001 and 2002 is primarily attributable to the divestment of fund units in Marcstone Overseas Euro Ltd. by the Parent Company during December 2002. In addition to the liquidity reserve, assets mainly comprise securities in listed companies that are marketable on the stock market.

At year-end 2003, the Group's interest-bearing liabilities (i.e. excluding external interest-bearing liabilities within Modern Finance Group) amounted to SEK 1,537 million, of which SEK 131 million pertained to current liabilities. The corresponding figure at year-end 2002 was SEK 1,736 million, of which SEK 1,311 million pertained to current liabilities. The reduction in interest-bearing external liabilities between 2002 and 2003 was mainly due to proceeds from the market sale of 925,000 Tele2 Class B shares during 2003 were used to reduce the Parent Company's indebtedness.

At year-end 2001, interest-bearing liabilities within portfolio management (i.e. excluding interest-bearing external liabilities within Modern Finance Group) amounted to SEK 1,772 million, of which SEK 727 million pertained to current liabilities.

Shareholders' equity amounted to SEK 3,590 million at year-end 2003. At December 31, 2002, shareholders' equity amounted to SEK 2,956 million, compared with SEK 4,337 million at year-end 2001.

At December 31, 2003, the equity/assets ratio was 34.2%, an increase compared with 2002, when it was 33.8%. The equity/assets ratio at year-end 2001 was 41.0%.

Listed holdings

At December 31, 2003, the long-term securities portfolio consisted of shares in Tele2, Kinnevik, MTG, Metro, Transcom and MIC.

Securities held as fixed assets, December 31, 2003

	A shares	B shares	Total	% of votes	% of capital
Tele2	9,891,787	1,900,579	11,792,366	29.4%	8.0%
Kinnevik	6,281,387	2,286,936	8,568,323	35.0%	13.6%
MTG	6,181,249	–	6,181,249	30.0%	9.3%
Metro	14,549,360	–	14,549,360	5.5%	2.8%
Transcom	7,152,046	1,351,277	8,503,323	19.8%	11.9%
MIC[1]			313,472	1.9%	1.9%

1) Only has one class of share.

Market value of listed shareholdings[1]

(SEK million)	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003
Tele2	4,532	2,886	4,488
Kinnevik	1,368	720	2,022
MTG	1,302	448	921
Metro	260	39	189
Transcom	116	88	240
MIC	134	15	160
Total	**7,712**	**4,196**	**8,020**

1) Market value of portfolios held at period-end.

The market value of the long-term securities portfolio amounted to SEK 8,020 million at year-end 2003, compared with SEK 4,196 million at December 31, 2002, and SEK 7,712 million at year-end 2001. The book value of the shares in the long-term securities portfolio amounted to SEK 4,515 million at December 31, 2003, compared with SEK 4,186 million at December 31, 2002, and SEK 5,014 million at year-end 2001. Sharply falling share prices had a negative impact on the portfolio's market value during 2002. The shares of the companies in the portfolio recovered in 2003, thus increasing the portfolio's market value.

The total market value of Invik's holdings of listed securities is also affected by Invik's purchase and sale of shares in the listed companies. A summary of the major share transactions that have affected the total market value is outlined below:

In 2001, Invik acquired 7,016,815 Class A shares and 1,486,508 Class B shares in Transcom through a spin-off from Kinnevik.

In 2001, 50,000 Kinnevik A shares were also acquired and 50,000 Kinnevik B shares were divested. In October of the same year, 81,500 Tele2 A shares were acquired, and in December, 81,500 Tele2 B shares were divested. These transactions resulted in a net inflow of SEK 9 million. Invik also bought 1,790,933 MTG A shares from Kinnevik and sold the same number of Class B shares in MTG to Kinnevik in a transaction that did not affect Invik's cash balance.

During 2002, Invik acquired 65,000 Kinnevik A shares for SEK 10 million from Jan Hugo Stenbeck. Invik also acquired 26,997 Tele2 A shares for SEK 8 million from Emesco and at the same time divested 25,600 Tele2 B shares for SEK 8 million to Emesco. Later the same year, Invik sold 100,000 Tele2 B shares to Kinnevik for SEK 14 million. Invik also acquired 200,000 MTG B shares from Kinnevik for SEK 34 million and sold 200,000 MTG A shares to Kinnevik for SEK 33 million. In October and December 2002, the fund units in Marcstone Overseas Euro Ltd. were sold, generating proceeds of SEK 208 million.

During 2003, Invik divested 925,000 of its Tele2 Class B shares for SEK 252 million. The proceeds from the sale were used to reduce the Group's indebtedness.

During the year, Invik participated in the financing of Metro, exercising its stock options to acquire 7,327,278 Class A shares for SEK 17 million in Metro's new share issue.

Subsidiaries and unlisted holdings

In 2001, Invik acquired Korsnäs Re S.A. from Korsnäs AB. The company conducts reinsurance operations, and has changed its name to Modern Re S.A. During 2001, Invik also acquired the remaining 50% of the shares in Fischer Partners Fondkommission AB.

In 2002, Moderna Försäkringar acquired a home and householders' insurance portfolio from Safe International Försäkrings AB, which significantly strengthened Moderna Försäkringar's consumer insurance portfolio. The Norwegian pleasure boat insurance business, Norska Sjö AS, was sold in 2002.

The asset management operations, which had previously been conducted through several different operating units, were integrated in Modern Privat Kapitalförvaltning in 2002.

The brewery operations in Gamla Stans Bryggeri AB were wound up during the autumn of 2003.

Net investments

Total consolidated divestments in 2003 amounted to SEK 217 million. Of this, net divestments of securities accounted for SEK 235 million (see "Listed holdings" above). Net investments in intangible and tangible assets amounted to SEK –18 million, of which SEK –16 million pertained to Modern Finance Group.

Invik's total net divestments in 2002 amounted to SEK 198 million. Of this, net divestments of securities accounted for SEK 246 million (see "Listed holdings" and "Subsidiaries and unlisted holdings" above). Net investments in intangible and tangible assets amounted to SEK –48 million, of which SEK –32 million pertained to the acquisition of Modern Privat Kapitalförvaltning MPK AB (additional purchase price).

For 2001, total net investments amounted to SEK –172 million. Of this, net investments in securities accounted for SEK –106 million (see "Listed holdings" and "Subsidiaries and unlisted holdings" above). Net investments in intangible and tangible assets amounted to SEK –65 million, of which SEK –47 million pertained to goodwill from the acquisition of Modern Privat Kapitalförvaltning MPK AB (additional purchase price) and Modern Re. S.A.

Invik continually investigates possibilities for investing in and/or divesting various operations. Invik may also invest in or divest intangible and tangible assets.

Sensitivity analysis

Invik's income is affected by a number of factors. The table below shows some of the factors that affected Invik's earnings in 2003. The reported effects should only be viewed as an indication and do not include the effect of compensatory measures that could have been taken if certain events had occurred.

Factor	Change	Effect on earnings
Parent Company's financing cost	+/–1 percentage point	–/+SEK 17 million
Exchange rate, EUR	+/–5%	+/–SEK 3 million

A one percentage point change in the Parent Company's financing cost would affect annual earnings by SEK 17 million, based on Invik's net debt at December 31, 2003. Overall currency exposure is relatively limited and pertains mainly to translation differences from Modern Finance Group's Luxembourg-based banking business. A 5% change in the EUR/SEK rate would affect Invik's earnings by SEK 3 million.

Events after year-end 2003

Since the end of the 2003 financial year, no events have taken place that significantly affect the company's financial position, other than the events accounted for in this Information Memorandum.

OTHER INFORMATION

Commercial agreements

The operating companies within Modern Finance Group have various forms of agreements with customers, suppliers, distributors and other parties in their normal operations. Termination of any of the individual agreements would not affect the Group's financial position or earnings to any significant extent. Examples of such agreements are Fischer Partners' trading agreements with the financial marketplaces.

Patents, licenses and other intellectual property

The companies within the Modern Finance Group primarily operate within banking, securities trading, insurance and asset management. These operations have a number of licenses for their activities. For example, Banque Invik S.A. is licensed by CSSF, the Luxembourg financial supervisory authority, to conduct banking operations in Luxembourg. Fischer Partners Fondkommission, MPK, Aktie-Ansvar and Moderna Försäkringar also hold the necessary licenses from Finansinspektionen to conduct operations.

Legal proceedings and disputes

No company within the Invik Group is involved in any legal proceedings or arbitration procedure that could affect the Group's financial position or earnings to a significant extent. Neither is the Board of Directors of Invik aware of any claims from a third party that could lead to such legal proceedings or arbitration procedure.

Insurance

Invik has customary company insurance, which is updated regularly as the Group's need for insurance cover changes. The Board of Directors of Invik deems the current level of insurance cover to be satisfactory based on the current situation and in view of the nature and extent of the Group's operations.

Properties

Invik does not own any properties but conducts all of its business in leased premises. None of Invik's leases are material to operations from a financial perspective. Invik's head office is leased by Kinnevik subsidiaries and is located at Skeppsbron 18 in Stockholm.

ARTICLES OF ASSOCIATION

The current Articles of Association were adopted on May 20, 1999.

§ 1

The name of the Company shall be Invik & Co. AB. In contexts where so is required by law, the Company name shall be followed by the designation "(publ)".

§ 2

The primary object of the Company's business shall be to generate profit for the shareholders.

The Company's business shall be to own and manage shares and other securities of its own and of third parties, to provide consultancy services and investment advisory services, and to trade in money and bonds, as well as activities compatible therewith, however not activities governed by the Banking Business Act (1987:617), the Act on Financing Operations (1992:1610) or the Securities Operations Act (1991:981).

§ 3

The Board shall have its domicile in Stockholm.

§ 4

The share capital shall be not less than SEK six million five hundred thousand (6,500,000) and not more than SEK twenty-six million (26,000,000).

Each share shall have a nominal value of SEK one (1).

The Company's shares shall be of class A or of class B. Shares of class A can be issued up to a maximum of not more than 3,753,333 shares. All shares of class A are ordinary shares. Shares of class B can be issued to a maximum of not more than 20,713,713 shares. Shares of class B can, to a maximum of not more than 16,666,875 shares, be issued as preference shares.

Preference shares carry a preferential right to the Company's assets as follows. In case of distribution of the Company's assets to the shareholders, the preference shares shall, before any ordinary share is credited any of what is distributed, be credited an amount equivalent to their nominal value. The balance that might thereafter remain to be distributed shall, based on the same principle, be credited the ordinary shares, whereafter any remaining balance shall be divided equally among all shares.

Preference shares are redeemable at the request of Invik & Co. AB. A resolution to redeem shall be made by the Board. The redemption price shall correspond to the highest of 70 percent of the part of the net asset value of the Company that such share represents, and SEK four (4). When applying this paragraph, net asset value of the Company shall be deemed to be the equity of the Company according to the latest adopted balance sheet, with an addition of 50 percent of the untaxed reserves according to such balance sheet and 50 percent of surplus values of the assets. If the Board resolves to redeem less than the total number of shares outstanding at the time of such resolution, then the holders of outstanding shares shall, in the manner prescribed for giving notice of General Meetings of the shareholders, be offered to within a certain time period request that their shares are redeemed. If such redemption is requested as regards a higher or lower number of shares than the number of shares that the Board had decided to redeem, and if not all shareholders that have requested redemption agree differently, then the question of which shares that are to be redeemed shall be decided by the drawing of lots.

Disputes concerning the redemption price shall be settled by arbitration in accordance with the Swedish Arbitration Act, whereby the rules of voting in civil action procedures set out in the Code of Judicial Procedure shall apply.

In voting shares of class A shall have ten (10) votes and shares of class B one (1) vote.

§ 5

Where a cash issue of new shares is to be made, shares shall carry a pre-emption right to new shares of the same class. Shares that are not subscribed for by shareholders with such a primary right of pre-emption, shall be offered to all shareholders for subscription. If the total number of shares that are subscribed for based on the last mentioned offer cannot be issued, then the shares shall be distributed between the subscribers in relation to the number of shares they already own and, to the extent this cannot be effected, by the drawing of lots.

The aforesaid shall not in any way prejudice the possibility to decide about a cash issue with deviation from the shareholders' right of pre-emption.

In case of an increase of the share capital through a bonus issue, new shares of each class shall be issued in proportion to the number of shares of the same class already existing. Thereby, shares shall carry a pre-emption right to new shares of the same class in proportion to their share of the share capital.

§ 6

At a General Meeting of shareholders, each shareholder qualified to vote may vote for the total number of shares owned and represented by him without any limitation as to the number of votes.

§ 7

The Board of Directors shall consist of not less than three and not more than nine Directors and not more than three Deputy Directors. Directors and Deputy Directors shall be elected each year at the Annual General Meeting of shareholders for the period until the end of the next Annual General Meeting of shareholders.

§ 8
Notice for a General Meeting, as well as other notifications to the shareholders, shall be made by announcement in Post- och Inrikes Tidningar and Svenska Dagbladet or any other national daily newspaper.

Notice for a General Meeting shall be made not earlier than six and not later than four weeks before the meeting and, in the case of an extraordinary General Meeting which shall not deal with items concerning amendments to the Articles of Association, not earlier than six and not later than two weeks before the meeting.

To be able to participate in a General Meeting, a shareholder shall give the Company notice of his intention to attend not later than 3.00 p.m. on the day mentioned in the notice convening the meeting. This day may not be a Sunday, any other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Years Eve and may not be earlier than the fifth day before the meeting.

A shareholder attending a General Meeting may be accompanied by an adviser only if the shareholder has given the Company notice of his intention to bring an adviser according to the paragraph above.

§ 9
The Chairman of the Board of Directors, or such other person the Board has appointed thereto, shall open the General Meeting and lead the proceedings until a Chairman for the meeting has been elected.

§ 10
At the Annual General Meeting not more than three Auditors and not more than three Deputy Auditors shall be elected.

§ 11
At the General Meeting, the following matters shall be dealt with:

1. Election of Chairman for the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of one or two persons to, beside the Chairman, check and sign the minutes.
5. Consideration of whether the General Meeting has been duly convened.
6. Presentation of the annual report and the audit report and, if the Company is a parent company, the annual report for the group and the audit report for the group.
7. Resolution with respect to adoption of the income statement and the balance sheet and, if the Company is a parent company, the consolidated income statement and the consolidated balance sheet.
8. Resolution in respect of disposition of the Company's profit or loss according to the adopted balance sheet.
9. Resolution in respect of discharge from liability for the members of the Board and the Managing Director, for the time period encompassed by the report.
10. Resolution in respect of determination of the number of Directors and Deputy Directors and, as the case may be, Auditors and Deputy Auditors.
11. Resolution in respect of determination of fees to the Board and the Auditors.
12. Election of the Board and, as the case may be, Auditors and Deputy Auditors.
13. Other matters, which according to the Companies Act or the Articles of Association rest upon the General Meeting for resolution.

§ 12
The calendar year shall be the financial year of the Company.

§ 13
Any person who, on a specified record date, is registered in the share register or in a register pursuant to Chapter 3 Section 12 of the Companies Act (1975:1385) shall be deemed to be authorized to receive dividends and, where bonus issues are made, to receive new shares to which a shareholder is entitled, and to exercise the pre-emption rights of shareholders to participate in new issues.

Changes in Articles of Association
If the proposed share split is implemented, the nominal value of the share changes and the subsequent changes in the Articles of Association will be registered, as well as the revised limits for the maximum number of share of each class.

In conjunction with the merger being registered, the necessary changes in the Articles of Association will be registered with changed object of operations including Kinnevik's current object of operations (see page 38) and changed highest and lowest limits for the share capital, etc.

Association form and legal structure
Invik & Co. AB (publ) is a public limited liability company. The company's corporate registration number is 556047-9742. The company was registered with the Swedish Patent and Registration Office (PRV) on August 3, 1946 and has conducted operations since then. The current name was registered on October 1, 1985. The company's form of association is governed by the Swedish Companies Act (1975:1385). The company is a VPC company and its share register is maintained by VPC AB (Swedish Central Securities Depository and Clearing Organization).

Kinnevik – Supplementary information

For a detailed description of the Kinnevik Group, refer to the enclosed Kinnevik Annual Report. The information provided below is supplementary information that may be of interest for evaluating the merger.

FINANCIAL SUMMARY

A financial summary for Kinnevik is provided below. For complete income statements, balance sheets, cash flow statements, the Group's tax situation, accounting principles and notes, please refer to the enclosed Kinnevik Annual Report for 2003.

Income statements in summary[1) 2) 3)]

SEK million	1999	2000	2001	2002	2003
Net turnover	6,877	7,019	6,120	6,110	5,660
Operating income	517	8,588	345	1,365	778
of which, Income from corporate development	*134*	*8,471*	*–4*	*735*	*193*
of which, Income from sale of securities	*69*	*–81*	*27*	*40*	*62*
Interest in earnings of associated companies	370	534	–487	–4,297	2,675
Income after financial items	635	8,865	–462	–3,946	3,325
Net result for the year	563	8,777	–570	–4,109	3,731

Balance sheets in summary[1) 2) 3)]

SEK million	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003
Intangible assets	374	224	131	130	21
Tangible assets	8,051	8,727	8,621	7,416	6,816
Financial assets	3,108	12,585	14,175	9,069	12,425
Total non-current assets	11,533	21,536	22,927	16,615	19,262
Inventories and current receivables	3,268	3,056	2,376	1,938	1,891
Cash and cash equivalents and short-term investments	1,623	2,046	521	478	227
Total current assets	4,891	5,102	2,897	2,416	2,118
Total assets	**16,424**	**26,638**	**25,824**	**19,031**	**21,380**
Shareholders' equity	5,743	14,710	13,698	8,221	11,515
Minority interest	17	134	16	0	0
Provisions	1,434	2,246	2,391	2,225	1,623
Interest-bearing liabilities	7,679	8,130	8,580	7,614	7,380
Non-interest-bearing liabilities	1,551	1,418	1,139	971	862
Total liabilities	9,230	9,548	9,719	8,585	8,242
Total shareholders' equity and liabilities	**16,424**	**26,638**	**25,824**	**19,031**	**21,380**

1) Six new accounting recommendations became effective in 2003. Since these have not had any material effect on Kinnevik's financial position or earnings, no adjustments have been made for previous years.
2) Application of the Swedish Financial Accounting Standards Council's Recommendation RR15 Intangible Assets from January 1, 2002, and retroactively for 2001 implies that opening shareholders' equity and intangible assets at January 1, 2001, have been reduced by SEK 63 million. This change in accounting principle has thus been taken into account for the years 2001–2003 but not for the years 1999–2000.
3) Application of the Swedish Financial Accounting Standards Council's Recommendation RR9 from January 1, 2001, means that deferred tax liabilities and the reported value of fixed assets have increased by SEK 473 million. This change in accounting principle has been taken into account for the years 2000–2003 but not for 1999.

Cash flow statements in summary[1) 2) 3)]

SEK million	1999	2000	2001	2002	2003
Cash flow from operations	98	763	568	791	806
Cash flow from investing activities	–1,209	–1,227	–1,203	323	–483
Cash flow from financing activities	1,292	447	443	–1,052	–483
Cash flow for the year	181	–17	–192	62	–160

Key ratios [1) 2) 3)]

	1999	2000	2001	2002	2003
Operating margin	7.5%	122.4%	5.6%	22.3%	13.7%
Profit margin	9.2%	126.3%	–7.5%	–64.6%	58.7%
Capital employed, SEK million	14,458	24,334	23,715	17,039	19,700
Return on capital employed	6.5%	48.0%	–0.1%	–17.2%	20.5%
Return on equity	9.7%	85.8%	–4.0%	–37.5%	37.8%
Equity/assets ratio	35.1%	55.7%	53.1%	43.2%	53.9%
Debt/equity ratio, times	1.4	0.6	0.7	1.0	0.7
Interest coverage ratio, times	3.3	20.7	–0.1	–7.8	8.5
Risk capital ratio	37.6%	59.1%	56.9%	48.6%	57.7%
Average number of employees	5,677	8,207	3,686	3,157	2,748
R&D costs, SEK million	40	42	39	36	35

Per share data[1) 2) 3)]

	1999	2000	2001	2002	2003
Number of shares (000s)	62,939	62,939	62,939	62,939	62,939
Average number of shares (000s)	62,939	62,939	62,939	62,939	62,939
Earnings per share, SEK	8.95	139.45	–9.06	–65.29	59.28
Shareholders' equity per share, SEK	91	234	218	131	183
Market price at Dec 31, SEK	264	181	166	87	236
Dividend per share, SEK	4.76*	13.50**	2.00	4.00	5.50***
Yield, %	2	7	1	5	2
P/E ratio	29.5	1.3	–18.3	–1.3	4.0

* Including distribution of warrants in Société Européenne de Communication S.A. (SEC).

** Including distribution of shares in Transcom WorldWide S.A. (Transcom).

*** Proposed cash dividend.

1) Six new accounting recommendations became effective in 2003. Since these have not had any material effect on Kinnevik's financial position or earnings, no adjustments have been made for previous years.

2) Application of the Swedish Financial Accounting Standards Council's Recommendation RR15 Intangible Assets from January 1, 2002, and retroactively for 2001 implies that opening shareholders' equity and intangible assets at January 1, 2001, have been reduced by SEK 63 million. This change in accounting principle has thus been taken into account for the years 2001–2003 but not for the years 1999–2000.

3) Application of the Swedish Financial Accounting Standards Council's Recommendation RR9 from January 1, 2001, means that deferred tax liabilities and the reported value of fixed assets have increased by SEK 473 million. This change in accounting principle has been taken into account for the years 2000–2003 but not for 1999.

DEFINITIONS OF KEY RATIOS

Operating margin
Operating income / net turnover.

Profit margin
Income after financial items / net turnover.

Capital employed
Total assets – noninterest-bearing liabilities – deferred tax liability.

Return on capital employed
Income after financial items + interest expense / average capital employed.

Return on equity
Net result for the year / average shareholders' equity.

Equity/assets ratio
Shareholders' equity + minority interest in equity / total assets.

Debt/equity ratio
Interest-bearing liabilities + interest-bearing provisions / shareholders' equity + minority interest in equity.

Interest coverage ratio
Income after financial items + interest expense / interest expenses.

Risk capital ratio
Shareholders' equity + minority interest in equity + deferred tax liability / total assets.

Average number of employees
The average number of employees during the year. New employees, part-time employees and overtime work are translated to full-time positions so that the average number of employees refers to the number of equivalent full-time positions.

Number of shares
The number of shares at year-end, adjusted for issues, splits and buybacks.

Average number of shares
The weighted average of the number of shares in issue during the year, adjusted for issues, splits and buybacks.

Earnings per share
Net result for the year / average number of shares.

Shareholders' equity per share
Shareholders' equity / number of shares.

Market price
Market price at December 31, adjusted for issues and splits.

Dividend per share
The proposed dividend per share, adjusted for issues and splits.

Yield
Dividend / market price at December 31.

P/E ratio
The market price at December 31 / earnings per share.

COMMENTS ON KINNEVIK'S FINANCIAL DEVELOPMENT

This section contains comments on Kinnevik's financial development. These comments are based on the financial summary in the previous section. Figures in parentheses ( ) pertain to the figure for the preceding year, unless stated otherwise.

2003 compared with 2002

Net turnover for 2003 amounted to SEK 5,660 million, compared with SEK 6,110 million for 2002. The comparative figure for 2002 includes SEK 202 million net turnover of Credit International Services AB (divested in March 2003), SEK 43 million from Worldwide Loyalty AB (wound up in December 2002), SEK 184 million from Sågverket Kastet AB (divested in August 2002) and SEK 33 million from AirTime AT AB (divested in October 2002), explaining the lower turnover figure for 2003.

Operating income amounted to SEK 778 million (1,365). This includes the write-down of fixed assets within Korsnäs Packaging by SEK 331 million (0), SEK 0 million (27) in restructuring costs, SEK 193 million (735) in income from corporate development and SEK 62 million (40) in gains from the sale of securities. Income from corporate development in 2003 mainly comprises capital gains on the divestments of Credit International Services' debt collection business and Cargo Pak, a business within Korsnäs Packaging. Income from sales of securities in 2003 includes a capital gain of SEK 57 million on the sale of a bond loan issued by MIC. Excluding these items, operating income amounted to SEK 854 million (617).

The tax assessment value of the Korsnäsverken mill complex was reviewed in 2003 and reduced by approximately SEK 2,500 million. This decision impacted positively on the fourth quarter operating result by SEK 60 million. SEK 51 million of the refunded amount related to property tax paid in previous years.

The SEK 3,663 million write-down in the book value of the Group's holdings of listed securities to their market value as at December 31, 2002, was reversed by SEK 2,874 million on December 31, 2003. The reversal of the write-down was made at the lower of the market value on December 31, 2003, and the original acquisition value.

Income of SEK 2,675 million (–4,297) from Kinnevik's interests in associated companies includes write-downs and reversals of write-downs totalling SEK 2,578 million (–3,274).

Excluding write-downs and reversals of write-downs, net income from Kinnevik's interests in associated companies amounted to SEK 97 million (–1,023), of which Tele2 accounted for SEK 149 million (–123), MIC for SEK –6 million (–616) and Metro for SEK –39 million (–220).

Income from other securities amounted to SEK 277 million (–624) and relates in full to write-downs and reversals of write-downs, of which SEK 289 million (–382) is attributable to MTG, SEK –20 million (–168) to Modern Holdings Inc. (formerly XSource Corporation Inc.) and SEK 0 million (–67) to Marcstone Overseas Euro Ltd.

Other net financial revenue and expense amounted to a SEK –405 million (–390), of which net interest amounted to SEK –369 million (–359) and exchange rate differences accounted for SEK –25 million (–11). The decline in net interest is attributable to a previously non-reserved interest expense of SEK 67 million in connection with the settlement with the occupational pension company Alecta relating to the outstanding 4% of the shares in Korsnäs AB in the first quarter of 2003.

Income after financial items amounted to SEK 3,325 million (–3,946).

The net result for the year was SEK 3,731 million (–4,109).

2002 compared with 2001

Net turnover amounted to SEK 6,110 million in 2002, compared with SEK 6,120 million in 2001.

Operating income for 2002 amounted to SEK 1,365 million (345). Costs relating to severance pay and restructuring during the year amounted to SEK 27 million (315). Of these costs, Korsnäs AB accounted for SEK 0 million (212), Korsnäs Packaging for SEK 22 million (103) and CIS Credit International Services AB for SEK 5 million (0).

Operating income for 2002 included SEK 775 million (23) in income from corporate development and sales of securities. Of this, SEK 752 million related to capital gains on the sale of some of Korsnäs' forests. Excluding these items, operating income amounted to SEK 617 million (637).

Net income from Kinnevik's interests in associated companies during 2002 amounted to SEK –4,297 million (–487), of which Tele2 accounted for SEK –2,975 million (–), MIC for SEK –616 million (–406) and Metro for SEK –591 million (–54). Of Kinnevik's interest in the earnings of associated companies, SEK –3,274 million (0) is attributable to write-downs in the value of securities to their listed prices at December 31, 2002.

Income from other securities in 2002 amounted to SEK –624 million (0), of which SEK –382 million is attributable to a write-down in the value of shares in MTG to their listed value at December 31, 2002, SEK –168 million to a write-down in the value of shares in Modern Holdings Inc. and SEK –67 million to a write-down in the value of units in Marcstone Overseas Euro Ltd to their market value at December 31, 2002.

Other net financial revenue and expenses for 2002 amounted to SEK –390 million (–320), of which exchange rate differences accounted for SEK –11 million (10).

Income after financial items amounted to SEK –3,946 million (462).

The net result for the year was SEK –4,109 million (–570).

2001 compared with 2000

Net turnover for 2001 amounted to SEK 6,120 million, compared with SEK 7,019 million for 2000. Excluding Transcom WorldWide S.A., net turnover for 2000 amounted to SEK 5,521 million.

Operating income for 2001 amounted to SEK 345 million (8,588). The extensive organizational changes within Korsnäs continued during 2001. Costs of SEK 315 million (383) relating to severance pay and restructuring were incurred in 2001. Of these, Korsnäs AB accounted for SEK 212 million and Korsnäs Packaging's foreign subsidiaries for SEK 103 million.

Income from corporate development and the sale of securities amounted to SEK 23 million (8,390) in 2001. The corresponding figure for 2000 mainly relates to the sale of shares in SEC in exchange for new shares in Tele2 (SEK 7,627 million) and the sale of operations in TV1000 Sverige AB (SEK 762 million). Excluding these items, operating income amounted to SEK 637 million (581).

Income from Kinnevik's interests in the earnings of associated companies in 2001 amounted to SEK –487 million (534), of which MIC accounted for SEK –406 million (1,044), Metro for SEK –54 million (0) and SEC for SEK 0 million (–504).

Financial revenue and expense for 2001 amounted to a net of SEK –320 million (–250).

Income after financial items amounted to SEK –462 million (8,865).

The net result for the year was SEK –570 million (8,777).

Financial position

At December 31, 2003, the Group's liquid funds, including short-term investments and undrawn credit facilities, amounted to SEK 1,147 million, compared with SEK 1,755 million at year-end 2002. During the year, Kinnevik refinanced the majority of its debts to credit institutions and thereby chose not to extend a number of its credit facilities. At the end of 2001, the Group's liquid funds, including short-term investments and undrawn credit facilities, amounted to SEK 1,668 million.

At year-end 2003, the Group's net interest-bearing debt amounted to SEK 6,803 million, including a convertible debenture issued by MIC with a book value of SEK 512 million, which Kinnevik intends to convert into shares. During 2003, the interest-bearing receivable on Metro of SEK 609 million was converted into shares, increasing the net debt. In addition, the utilized portion of the Group's credit facilities from credit institutions was reduced by SEK 231 million, which was financed from current cash flow from operations. At December 31, 2002, the interest-bearing debt amounted to SEK 6,820 million. The corresponding figure at year-end 2001 was SEK 7,553 million. The change between 2001 and 2002 was mainly due to the SEK 1,989 million payment sum received from part of the sale of Korsnäs forest land and sawmill operations and the SEK 1,356 million investment in Tele2 shares in 2002.

The average interest cost for 2003 amounted to 4.7% (calculated as interest expense in relation to average interest-bearing debt excluding pension liabilities). The corresponding figure for 2002 was 5.1% and for 2001, 5.0%.

Shareholders' equity amounted to SEK 11,515 million at year-end 2003. Shareholders' equity amounted to SEK 8,221 million at year-end 2002 and SEK 13,698 million at year-end 2001.

At December 31, 2003, the equity/assets ratio was 54%, an increase compared with 2002, when it was 43%. The equity/assets ratio at year-end 2001 was 53%. The changes between the years are primarily due to a SEK 3,663 million write-down of listed securities in 2002 and a SEK 2,874 million reversal of this write-down on December 31, 2003.

Listed holdings

Kinnevik's holdings of listed securities comprise Tele2, MIC, Metro, Viking Telecom, Cherry, MTG, Transcom, Invik, AcandoFrontec and Radio P4. Kinnevik also has a convertible debenture issued by MIC, which, upon conversion, will increase Kinnevik's shareholding in MIC by a further 1,228,372 shares.

Listed holdings at December 31, 2003

	A shares	B shares	Total	% of votes	% of capital
Tele 2	6,368,880	23,665,929	30,034,809	25.5%	20.4%
MIC[1]			5,843,790	35.3%	35.3%
Convertible notes issued by MIC			1,228,372		
Metro	79,537,742	115,222,215	194,759,957	30.2%	37.0%
Viking Telecom[1]			4,657,000	23.6%	23.6%
Cherry	1,402,500	7,378,249	8,780,749	26.4%	28.7%
MTG	3,529,637	224,125	3,753,762	17.2%	5.7%
Transcom	4,232,697	2,179,002	6,411,699	11.7%	9.0%
Invik	391,430	–	391,430	10.2%	5.0%
AcandoFrontec	–	5,935,580	5,935,580	7.5%	10.7%
Radio P4[1]			4,026,820	12.5%	12.5%

1) Only one class of share.

Market value of listed shareholdings[1]

(SEK million)	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003
Tele 2	8,474	7,131	11,508
MIC[2]	2,124	273	3,601
Metro	573	91	2,624
Viking Telecom	100	16	14
Cherry	44	25	147
MTG	1,193	356	560
Transcom	–	10	182
Invik	219	99	270
AcandoFrontec	–	–	28
Radio P4	0	0	18
Total	**12,727**	**8,001**	**18,952**

1) Market value of portfolios held at each period-end.
2) Including convertible notes issued by MIC.

The market value of Kinnevik's holdings of listed securities amounted to SEK 18,952 million at year-end 2003, compared with SEK 8,001 million at December 31, 2002, and SEK 12,727 million at year-end 2001. The book value amounted to SEK 11,760 million at December 31, 2003, compared with SEK 7,728 million at December 31, 2002, and SEK 12,341 million at year-end 2001. Sharply falling share prices impacted the portfolio's value negatively during 2002. The shares of the companies in the portfolio recovered in 2003, thus increasing the portfolio's market value.

The total market value of Kinnevik's holdings of listed securities is also affected by Kinnevik's purchase and sale of shares in the listed companies. A summary of the share transactions that have affected the total market value during the past three years is outlined below.

In 2001, Kinnevik sold 1,790,933 Class A shares in MTG and bought the same number of Class B shares in MTG from Invik in a transaction that did not affect Kinnevik's cash balance. The exchange of shares resulted in a capital gain of SEK 329 million in the Group. Later in the year, 596,977 of the acquired Class B shares were delivered to MTG Intressenter AB for the exercise of warrants in accordance with a stock option program from 1996. The exercise price for the warrants amounted to SEK 42 million and the sale generated a capital loss of SEK 302 million in the Group. The net gain from these two transactions was thus SEK 27 million.

In 2001, Kinnevik participated in Metro's new share issue, acquiring an additional 10,236,138 shares at an issue price of SEK 21 per share.

In 2002, Kinnevik increased its holding of Tele2 shares through a number of acquisitions, acquiring an additional 8,099,314 shares. The total consideration for these shares was SEK 1,356 million, equivalent to SEK 167 per share.

In 2002, Kinnevik sold 607,000 Class B shares in MTG externally for SEK 158 million. The transactions resulted in a capital gain of SEK 40 million in the Group.

In 2002, Kinnevik sold 200,000 Class B shares in MTG to Invik for SEK 34 million, corresponding to the market price of SEK 172 per share. On the same date, Kinnevik bought 200,000 Class A shares in MTG from Invik for SEK 33 million, corresponding to the market price of SEK 164 per share.

Also in 2002, Kinnevik subscribed for 962,050 newly issued shares Class A shares in Transcom at an issue price of EUR 1.10 per share. At the end of the year, Kinnevik participated in Cherry's new share issue, acquiring an additional 2,926,916 shares at an issue price of SEK 2 per share.

During the period April–December 2003, Kinnevik sold 1,074,692 Tele2 Class B shares externally for an average price of SEK 234 per share, totalling SEK 251 million and generating a capital gain of SEK 10 million in the consolidated accounts.

In 2003, Kinnevik entered into an agreement with Metro to convert its long-term interest-bearing loan to Metro into Metro shares. At May 31, 2003, the receivable amounted to SEK 609 million including accrued interest, which on August 26 was converted to 47.1 million new Metro Class A shares and 115.2 million new Metro Class B shares. This represents a conversion price of SEK 3.75 per share. At the same time, Kinnevik fully underwrote a rights issue by Metro to raise SEK 252 million. Holders of Metro's Swedish depository receipts received one subscription right for each Class A or Class B share held. Each subscription right entitled the holder to subscribe to one new Class A share at a subscription price of SEK 2.30 per share. Kinnevik subscribed for its rights in proportion to its shareholding prior to the conversion of outstanding loans. Kinnevik received a total of 16,834,010 Class A shares.

During 2003, MTG Intressenter AB called for the redemption of the outstanding 40% of the original warrants issued by Kinnevik, corresponding to 1,193,956 Class B shares in MTG, 358,187 Class A shares in Metro and 835,769 Class B shares in Metro. The exercise price for the warrants was SEK 69.70 per MTG share (each MTG share called for included one Metro share). As a provision had already been made in Kinnevik's balance sheet for this commitment, the transaction had no effect on the consolidated result.

In 2003, Kinnevik subscribed for 1,000,000 newly issued Class A shares in Transcom in a directed share issue at a price of SEK 18.80 per share. The background to this transaction was that Transcom's existing option program involved the issue of Class B shares. The exercise of the options would mean the number of Class B shares, before the share issue, exceeding the number of Class A shares, which is not permitted by Luxembourg law.

At the end of 2003, Kinnevik bought 10,863,000 2% Senior Convertible PIK notes in MIC for USD 68,007,453. The convertible notes are equivalent to 1,010,512 shares in MIC after conversion.

In addition to the above acquisitions and divestments, certain smaller acquisitions and divestments that are not material to the Group were made during the years 2001, 2002 and 2003.

Subsidiaries and unlisted holdings

In January 2001, Kinnevik acquired the remaining 49.9% of the shares in Transcom from the related companies Société Européenne de Communication S.A. (a subsidiary of Tele2) and Great Universal Inc. Payment of the consideration of SEK 319 million was made in December 2001. At the Annual General Meeting held in May 2001, it was resolved to spin off all of the shares in Transcom to Kinnevik's shareholders. Each Class A share in Kinnevik entitled the holder to one Class A share in Transcom and each Class B share in Kinnevik entitled the holder to 0.35 Class A shares and 0.65 Class B shares in Transcom.

During 2001, Korsnäs AB sold all shares in its reinsurance company Korsnäs Reinsurance S.A. in Luxembourg to Invik. The consideration was SEK 149 million and the transaction resulted in a capital loss of SEK 46 million in the consolidated accounts.

In 2001, Rolnyvik, Mellersta Sveriges Lantbruks AB's (MSLA) associate company in Poland, acquired a number of estates in northeast Poland from the Polish state. Later the same year, MSLA sold the Russelbacka Egendom AB and Svedberga Lantbruks AB subsidiaries to external buyers for a total consideration of SEK 46 million. The transactions generated a capital gain of SEK 42 million in the consolidated accounts.

In 2001, Kinnevik also made an offer to the shareholders of Goodguy to sell their shares to Kinnevik. Goodguy's business was wound up during the second half of 2001 in accordance with the plan presented in the takeover offer.

In 2002, the operations of Rolnyvik, MSLA's Polish company, were expanded via the acquisition of the Garbno estate, bringing the estates in Poland to a total acreage of 6,727 hectares.

In May 2002, Kinnevik acquired 17% of the shares in MIC Systems B.V. from MIC for USD 17 million. MIC Systems' principal asset at the time of the acquisition consisted of the shares in Multinational Automated Clearing House S.A. (MACH). In November 2002, MIC Systems B.V. sold MACH to an outside buyer for EUR 95 million. From the transaction, Kinnevik received a guaranteed consideration of USD 17 million.

In October 2002, Kinnevik sold its operations in Air-Time AB to MTG for a consideration of SEK 14 million, corresponding to the book value of the business. Following the sale, the company became dormant. Also during 2002, a decision was taken to wind up the operations of Worldwide Loyalty B.V. The company has been dormant since January 1, 2003.

In 2002, Kinnevik concluded an agreement with Sveaskog on the sale of 200,000 hectares of productive forestland, corresponding to just over a third of Korsnäs' forests, as well as Korsnäs' sawmill operations. Supply agreements were signed with Sveaskog to ensure the supply of raw material to Korsnäs Industrial in Gävle. The purchase price amounted to SEK 1,989 million. The transaction generated a capital gain of SEK 752 million in Kinnevik's consolidated accounts.

In 2002, Kinnevik made a payment of USD 6.1 million to Time Warner as final settlement including accrued interest for Time Warner's 6.5% holding in Gunnarsvik AB (formerly TV 1000 Sverige AB). This resolved the dispute dating back to 1998 regarding the purchase price of shares in Gunnarsvik AB. The Group's result for 2002 includes a cost of SEK 15 million attributable to the settlement.

In 2003, Kinnevik entered into an agreement with Transcom on the sale of Credit International Services' debt collection business to Transcom. Of the purchase price of SEK 180 million, 75% was paid in cash and 25% in newly issued shares in Transcom. Kinnevik received 2,270,647 Class A shares and 2,179,002 Class B shares in Transcom. The transaction generated a capital gain of SEK 158 million.

In 2003, Kinnevik settled the dispute with the occupational pension company Alecta over Kinnevik's bid for Korsnäs AB from 1992. As of the same date, Kinnevik made a cash payment to Alecta of SEK 300 million, including interest, for the remaining 4% of the shares in Korsnäs AB. The transaction involved a surplus value of SEK 29 million in Kinnevik's consolidated accounts, which was allocated to forest property.

During 2003, Cargo Pak, one of Korsnäs Packaging's lines of business, was sold to the Illinois Tooling industrial group, generating a capital gain of SEK 42 million. In addition, the loss-making business in the US was divested to Frantschach, a global packaging group based in Austria.

On December 8, Kinnevik announced that the Board of Directors had approved a plan to restructure the ownership of Korsnäs' forestry assets in Sweden. The Swedish forestry assets of Korsnäs and Stora Enso will be combined in a new company, Bergvik Skog AB. Korsnäs and Stora Enso will retain minority shareholdings in the new company of 5.0% and 44.9% respectively. The rest of the company's shares will be sold to institutional investors. Bergvik Skog will also be financed by a syndicated bank loan. The transaction is expected to be completed during the first quarter of 2004. Korsnäs-owned forestlands today provide approximately 30% of Korsnäs' fiber supply. The forthcoming transaction will be structured so as to secure the supply of fiber to Korsnäs' pulp and paper mill. Korsnäs will transfer its 0.4 million hectares of Swedish forests (of which 0.3 million hectares are productive forestland) and Stora Enso will transfer its 1.9 million hectares (of which 1.5 million hectares are productive forestland) to the new company. Korsnäs will retain approximately 15,000 hectares of special land. Bergvik Skog will enter into a long-term timber supply contract to supply approximately 5.5 million cubic meters (solid under bark) per year of felling rights at market prices to Korsnäs and Stora Enso. Bergvik Skog will retain the former owners' environmental certification. Korsnäs will continue to be responsible for procuring wood and fiber for the Korsnäs pulp and paper mill, and will conduct harvesting and silvicultural activities in accordance with the long-term supply contracts. Korsnäs is expected to receive payment of SEK 3,050 million, generating a capital gain of approximately SEK 475 million.

In addition to the above acquisitions and divestments, certain smaller acquisitions and divestments that are not material to the Group were made during the years 2001, 2002 and 2003.

Net investments

Total consolidated net investments in 2003 amounted to SEK –483 million. Of this, net divestments of subsidiaries accounted for SEK 46 million and net investments in financial assets for SEK –305 million (see "Listed holdings" and "Subsidiaries and unlisted holdings" above). Net investments in intangible and tangible assets totalled SEK –224 million, of which SEK –238 million pertained to investments within Korsnäs, SEK –16 million to investments in other companies and SEK 30 million to divestments of tangible assets within Korsnäs.

For 2002, total consolidated net divestments amounted to SEK 323 million. Of this, net divestments of subsidiaries accounted for SEK 1,995 million and net investments in financial assets for SEK –1,245 million (see "Listed holdings" and "Subsidiaries and unlisted holdings" above). Net investments in intangible and tangible assets totalled SEK –427 million, of which SEK –452 million pertained to investments within Korsnäs, SEK –6 million to investments in other companies and SEK 31 million to divestments of tangible assets within Korsnäs.

Total consolidated net investments in 2001 amounted to SEK –1,203 million. Of this, net divestments of subsidiaries accounted for SEK –287 million and net investments in financial assets for SEK –444 million (see "Listed holdings" and "Subsidiaries and unlisted holdings" above). Net investments in intangible and tangible assets totalled SEK –472 million, of which SEK –506 million pertained to investments within Korsnäs, SEK –22 million to investments in other companies and SEK 56 million to divestments of tangible assets within Korsnäs.

Kinnevik intends to sign a final agreement on the sale of Korsnäs forests to Bergvik Skog AB in March 2004,. The sale is expected to generate proceeds of SEK 3,050 million.

In addition, Kinnevik intends to convert its convertible note issued by MIC into 1,228,372 shares no later than June 2006.

To meet the strong demand for coated liquid packaging board and White Top Kraftliner, a decision has been taken to invest SEK 650 million in coating equipment at the Korsnäsverken mill complex in Gävle. The investment implies that, within the foreseeable future, Korsnäs will be able to grow in pace with the market for coated products, which will strengthen profitability. The investment will affect cash flow during 2004 and 2005.

Sensitivity analysis

Kinnevik's income is affected by a number of factors. The table below shows the factors that had the greatest impact on Kinnevik's earnings in 2003. The reported effects should only be viewed as an indication and do not include the effect of compensatory measures that would have been taken if certain events had occurred.

Factor	Change	Effect on earnings
The Group's financing cost	+/–1 percentage point	–/+SEK 73 million
Turnover	+/–5%	+/–SEK 128 million
Cost of goods sold	+/–5%	–/+SEK 133 million
Exchange rate, EUR	+/–5%	+/–SEK 34 million

A one percentage point change in the Group's financing cost affects annual earnings by SEK 73 million, based on Kinnevik's net debt at December 31, 2003. With regard to turnover, the main impact on Kinnevik's earnings derives from changes in Korsnäs. A 5% increase or decrease in Korsnäs' turnover would affect Kinnevik's consolidated earnings by SEK 128 million. A 5% change in cost of goods sold would in turn affect Kinnevik's earnings by SEK 133 million, assuming that fixed costs in Korsnäs represent 35% of total costs. Both of these effects assume that the level of fixed costs remains unchanged as the factors above change. The largest currency exposure is in EUR/SEK. Based on actual currency exposure during 2003, a 5% change in the exchange rate would affect Kinnevik's earnings by SEK 34 million.

OTHER INFORMATION

Commercial agreements

In December 2003, Kinnevik announced that the Board of Directors had approved a plan to restructure the ownership of Korsnäs' forestry assets in Sweden. The Swedish forestry assets of Korsnäs and Stora Enso will be combined in a new company, Bergvik Skog AB. Korsnäs will transfer 409,000 hectares of Swedish forests (of which 324,000 hectares are productive forestland) to the new company. Korsnäs will have a minority shareholding of 5% in the new company. A long-term agreement with Bergvik Skog on the supply of felling rights at market price will ensure the supply of fibre to Korsnäs' pulp and paper mill. The transaction is expected to be completed during March 2004.

In 2002, Korsnäs entered into a long-term supply agreement with Tetra Pak for the supply of substantial volumes of liquid packaging board.

As mentioned previously, Kinnevik concluded an extensive supply agreement with Sveaskog to ensure the supply of raw material to Korsnäs Industrial in Gävle.

Patents, licenses and other intellectual property

Korsnäs has a total of 12 patents, three of which are deemed to be of strategic importance to the company. Two of these are based on a special calendaring technique and are linked to PM4 (paper machine 4) and PM5 (paper machine 5). For PM5, the patent relates to ensuring good printability of coated liquidboard and WTL to uphold Korsnäs' quality profile. For PM4, the patent relates to uncoated products with unique printability that are currently being launched. It is estimated that these will improve Korsnäs' position in the market. The third area covered by a patent ensures Korsnäs' role as the sole supplier of autocalendered board, a packaging alternative to tins.

Debt financing
Some of Kinnevik's loan agreements with external lenders contain customary provisions stipulating that the lender must give his consent to significant changes concerning the borrower and its operations. The provisions imply that the lenders' consent for the merger must be sought if the merged company wishes to retain the relevant loans on unchanged terms. Kinnevik intends to contact the issuers of the loans in good time prior to the merger is implemented in order to obtain their formal consent to the merger.

Insurance
Kinnevik has customary company insurance, which is updated regularly as the Group's need for insurance cover changes. The Board of Directors of Kinnevik deems the current level of insurance cover to be satisfactory based on the current situation and in view of the nature and extent of the Group's operations.

Places of business and production facilities
Korsnäs conducts its operations at the Korsnäsverken site in Gävle. The facilities are owned in full by Korsnäs AB. Korsnäs Packaging has ten wholly-owned converting plants, all located in Europe.

MSLA conducts its operations at the Ullevi estate in Sweden and the Barciany and Podlawki estates in Poland. All plant and machinery are owned by the company.

Properties
Kinnevik owns two properties in Gamla Stan in Stockholm, where the company's head office is located. For MSLA, Korsnäs and Korsnäs Packaging, see above.

Raw material assets
At December 31, 2003, Korsnäs owned 424,000 hectares of forest, of which 324,000 hectares were productive forestland. As described in the section on commercial agreements, 409,000 hectares will be sold to Bergvik Skog, leaving 15,000 hectares of special land and rights, such as riparian rights and interests in common forests.

MSLA owns 665 hectares of arable land in Sweden and 6,727 hectares in Poland.

ARTICLES OF ASSOCIATION

The current Articles of Association were adopted on May 21, 1999.

§ 1
The name of the Company shall be Industriförvaltnings AB Kinnevik. The Company is a public Company (publ).

§ 2
The primary object of the Company's business shall be to generate profit for the shareholders.

The Company's business shall be to own, manage and carry on trade with real property, shares and other securities and other chattels, especially machines, vehicles, electronic and computer equipment. To directly or through partnership in other companies, carry on industrial operations, especially within the business sectors iron, steel, hard metals, rock drilling, electronics, data processing, information transfer, energy extraction and other business sections compatible or related thereto, as well as carry on agriculture, forestry and mining. The Company shall also be able to carry on operations in connection with leasing or other financing activities as well as lending and other operations related thereto, all to the extent the operations do not constitute such operations which fall under the Banking Operations Act or the Credit Market Companies Act.

The Company is entitled to provide guarantees or other security for obligations entered into by another company belonging to the same group of companies.

In addition thereto, the operations can be carried on in the equal interest of all shareholders in the way that the Company directly or indirectly sells property to the shareholders in such a way that any profits accrue to the shareholders while costs can be borne by the Company. Such a purchase right shall be distributed among the shareholders in proportion to their shareholding, and the Company shall to each shareholder issue and hand out a written certificate of the right which thus accrues to him. Such a certificate shall be returned to the Company when the purchase right is exercised. If the Company is dissolved, anyone who possesses such a certificate shall be entitled to, within the time period specified in the certificate, exercise the right to purchase which the certificate refers to before any surplus is distributed between the Company's shareholders.

§ 3
The Board shall have its domicile in Fagersta.

§ 4
The share capital shall not be less than SEK three hundred million (300,000,000) and not more than SEK one billion two hundred million (1,200,000,000).

§ 5
Each share shall have a nominal value of SEK ten (10).

§ 6
The Company's shares can be issued in two classes, Class A and Class B. In voting at General Meetings, a share of Class A shall carry ten votes and a share of Class B shall carry one vote.

Shares of Class A can be issued to a total amount of not more than SEK one billion two hundred million (1,200,000,000) and shares of Class B to a total amount of not more than SEK one billion two hundred million (1,200,000,000).

Should the Company decide to issue new shares of Class A and Class B through a cash issue, owners of shares of Class A shall have a right of pre-emption to shares of Class A and owners of shares of Class B shall have a right of pre-emption to shares of Class B, all in proportion to the number of shares they already own (primary right of pre-emption).

Shares not subscribed to with a primary right of pre-emption shall be offered to all shareholders for subscription (secondary right of pre-emption). Should the shares thus offered not suffice for the subscription done with the secondary right of pre-emption, the shares shall be distributed between the shareholders in relation to the number of shares they already own and, to the extent this cannot be affected, by the drawing of lots.

Should the Company decide to issue shares of Class A only or Class B only through a cash issue, all shareholders, irrespective of if their shares are of Class A or Class B, have a right of pre-emption to subscribe to shares in proportion to the number of shares they already own.

The aforesaid shall not prejudice in any way the possibility to decide about a cash issue with deviation from the shareholders' right of pre-emption.

By an increase of the share capital through a bonus issue, new shares of each class shall be issued in proportion to the number of shares of the same class already existing. Thereby, all shares of one class shall carry a preferential right to the new shares of the same class. The aforesaid shall not be prejudice in any way the possibility to, by means of a bonus issue, after the requisite amendments of the Articles of Association issue shares of a new class.

§ 7

The Board of Directors shall, to the extent it is appointed by the General Meeting, consist of not less than three and not more than nine Directors, and not more than six Deputy Directors.

Directors and Deputy Directors shall be elected each year at the Annual General Meeting of shareholders for the period until the end of the next Annual General Meeting of shareholders.

§ 8

At the Annual General Meeting of shareholders, not more than three Auditors and Deputy Auditors shall be elected.

§ 9

The calendar year shall be the Company's financial year.

§ 10

Anyone who, on a given record date, is recorded in the share register or in the special register pursuant to Chapter 3, Section 12 of the Companies Act (1975:1385) shall be considered authorized to receive dividends, issue certificates and, in connection with a bonus issue, new shares to which a shareholder is entitled.

§ 11

General Meetings of Shareholders shall be held in Fagersta or in Stockholm.

§ 12

Notice for a General Meeting shall be made by announcement in Post- och Inrikes Tidningar and Svenska Dagbladet or any other national daily paper not earlier than six and not later than four weeks before the meeting and, in the case of an extraordinary General Meeting which shall not deal with items concerning amendments to the Articles of Association, not earlier than six weeks and not later than two weeks before the meeting.

§ 13

To be able to participate in a General Meeting, a shareholder shall give the Company notice of his intention to attend not later than 3.00 p.m. on the day mentioned in the notice convening the meeting. This day may not be a Sunday, any other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and may not be earlier than the fifth day before the meeting.

A shareholder attending a General Meeting may be accompanied by an adviser only if the shareholder has given the Company notice of his intention to bring the adviser according to the first paragraph in this §13.

§ 14

The Chairman of the Board of Directors, or any other person the Board has appointed thereto, shall open the General Meeting and lead the proceedings until a Chairman for the meeting has been elected.

Each shareholder may vote for the total number of shares which he represents at the meeting.

§ 15

At the Annual General Meeting, the following matters shall be dealt with:

1. Election of Chairman for the meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of one or two persons to check and sign the minutes.
5. Consideration of whether the General Meeting has been duly convened.
6. Presentation of the annual report and the audit report, and the annual report for the Group and the audit report for the Group.
7. Resolution with respect to adoption of the income statement and balance sheet, and the consolidated income statement and the consolidated balance sheet.
8. Resolution in respect of disposition of the Company's profit or loss according to the adopted balance sheet.
9. Resolution in respect of discharge from liability for the members of the Board and the Managing Director, for a time period encompassed by the report.
10. Resolution in respect of determination of the number of Directors and Deputy Directors.
11. Resolution in respect of determination of fees to the Board and the Auditors.
12. Election of Board of Directors and, as the case may be, Auditors and Deputy Auditors.
13. Other matters, which according to the Companies Act (1975:1385) or the Articles of Association, rest upon the General Meeting for resolution.

Association form and legal structure

Industriförvaltnings AB Kinnevik (publ) is a public limited liability company. The company's corporate registration number is 556001-9035. The company was registered with the Swedish Patent and Registration Office (PRV) on January 24, 1898, and has conducted operations since then. The current name was registered on March 19, 1985. The company's form of association is governed by the Swedish Companies Act (1975:1385). The company is a VPC company and its share register is maintained by VPC AB (Swedish Central Securities Depository and Clearing Organization).

Auditors' examination reports

Examination report by Invik's auditors

In our capacity as auditors of Invik & Co. AB, we have examined the information concerning Invik & Co. AB in this Information Memorandum with the exception of pages 5 and 30–39. The examination has been carried out in accordance with the recommendation issued by FAR for the examination of prospectuses.

Accordingly, only a limited examination of the forward-looking information contained in this Information Memorandum has been carried out. The pro forma financial statements included in this Information Memorandum on pages 15–18 have been prepared in accordance with the conditions stated on pages 15–18. The information presented in the Information Memorandum that has been extracted from Invik's official financial statements has been correctly reproduced.

Invik's Annual Reports for 2001, 2002 and 2003 have been audited by us without qualification. The information in this Information Memorandum that has been extracted from the annual reports has been reproduced correctly.

Nothing has come to our attention that causes us to believe that the Information Memorandum does not comply with the requirements of the Financial Instruments Trading Act (SFS 1991:980).

March 1, 2004

Pål Wingren Authorized Public Accountant PricewaterhouseCoopers	Ulf Pettersson Authorized Public Accountant PricewaterhouseCoopers

Examination report by Kinnevik's auditors

In our capacity as auditors of Industriförvaltnings AB Kinnevik, we have examined the information about Industriförvaltnings AB Kinnevik in this Information Memorandum with the exception of pages 4 and 22–29. The examination has been carried out in accordance with the recommendation issued by FAR for the examination of prospectuses.

Accordingly, only a limited examination of the forward-looking information contained in this Information Memorandum has been carried out. The pro forma financial statements included in this Information Memorandum on pages 15–18 have been prepared in accordance with the conditions stated on pages 15–18. The information presented in the Information Memorandum that has been extracted from Kinnevik's official financial statements has been correctly reproduced.

Kinnevik's Annual Reports for 2002 and 2003 have been audited by us without qualification. The 2001 Annual Report has been audited by Authorized Public Accountants Lars Träff and Erik Åström from Ernst & Young and by Authorized Public Accountant Hans Karlsson from KPMG Bohlins without qualification. The information in this Information Memorandum that has been extracted from the annual reports has been reproduced correctly.

March 1, 2004

Lars Träff Authorized Public Accountant Ernst & Young	Erik Åström Authorized Public Accountant Ernst & Young	Carl Lindgren Authorized Public Accountant KPMG Bohlins AB

Fairness Opinion from Handelsbanken

To the Board of Directors of Invik & Co. AB

The Board of Invik & Co. AB (publ) has commissioned Handelsbanken Capital Markets to be advisor to Invik and in conjunction herewith to provide an opinion of the fairness from a financial viewpoint for holders of class A and class B shares in Invik of the exchange ratio (Exchange ratio) stated in the merger plan (Merger plan), which was signed jointly by the Boards of Invik and Industriförvaltnings AB Kinnevik (publ) on February 15, 2004. In accordance with the Merger plan, Invik and Kinnevik shall be merged through absorption, with Invik as the transferee company, whereby Kinnevik shares at the time the merger is implemented will be exchanged for Invik shares. For each Kinnevik A share, 0.35 A shares in Invik are received. For each Kinnevik B share 0.35 A shares in Invik are received. The Merger plan also states that the Boards of Invik and Kinnevik will propose to the General Meetings that the owners of A shares in Invik and/or Kinnevik during a limited period prior to the merger's implementation will be offered to re-classify their A shares to B shares in Invik respective Kinnevik. The class A and class B shares that at the time the merger is implemented will be issued by Invik carry rights to dividends from and including the 2004 fiscal year and in other respects carry the same rights as existing class A and class B shares in Invik.

To determine whether the exchange ratio is fair from a financial viewpoint, we have:

a) reviewed the merger plan
b) reviewed such publicly available financial statements and other information as we have deemed relevant regarding Kinnevik and Invik, including the audited annual reports for the companies for the fiscal years 2001, 2002 and 2003;
c) reviewed presentations of the operations made by the President of Invik and Kinnevik and of the major subsidiaries of Invik and Kinnevik;
d) reviewed certain internal financial statements, budgets and forecasts concerning Kinnevik and Invik and their wholly owned subsidiaries prepared by the managements of the respective companies;
e) reviewed the minutes of Board meeting for the past 12 months for Invik and Kinnevik and more important subsidiaries:
f) discussed with Invik's and Kinnevik's CFO the Group's accounting and financial position, historical earnings and expected future earnings performance;
g) reviewed statistics from Stockholmsbörsen and other exchanges regarding the daily volume of trading and last paid prices for Invik's and Kinnevik's class A and B shares and for the listed portfolio companies Tele2, Metro, MTG, Millicom, Transcom, Cherryföretagen, Viking Telecom, P4 and AcandoFrontec. This information has been compared with similar information for certain other companies, whose shares are traded publicly:
h) reviewed equity research reports issued by various banks and brokerage firms containing forecasts concerning future earnings performance for Invik and Kinnevik:
i) prepared cash-flow valuations of Kinnevik's unlisted holdings, including Korsnäs AB, Korsnäs Packaging AB and the 41% owned Karskär Energi AB. With regard to Invik, we have prepared cash-flow valuations in the same manner for the companies within the Modern Finance Group;
j) reviewed the pro forma income statement for fiscal year 2003 and the pro forma balance sheet at December 31, 2003 prepared by Invik pending the merger and assessed the impact on dividend payout ability and key ratios;
k) taken into account Invik's proposed dividend for 2003 of SEK 5 per share and Kinnevik's of SEK 5.50 per share
l) reviewed such other information, performed such other analyses and considered such other factors as we have deemed appropriate.

With your permission, we have limited the basis of our opinion to the documentation and information mentioned above in a)–l). We have relied upon the accuracy and completeness of the information Invik and Kinnevik disclosed publicly, the information we received and that no relevant information or documentation has been withheld. We have not discussed Invik's and Kinnevik's operations and future prospects with other executives at Invik and Kinnevik than reported above. We have not taken upon us to conduct nor have we conducted any independent verification of the information we have reviewed. However, we have conducted a critical examination of the information we assessed to be of material significance for this opinion. Our opinion is based on the Swedish regulatory system and the financial conditions and market conditions currently prevailing.

Handelsbanken Capital Markets is a business area within Svenska Handelsbanken AB and conducts operations in the fields of securities trading and brokerage for others and on own account under its own name and provides financial advice and other services within its securities operations. Within the framework of its normal securities trading and brokerage operations, Handelsbanken Capital Markets, may at certain times own long or short positions and trade or in some other manner conduct transactions, on its own account or on behalf of others, in Invik's and Kinnevik's equity related securities. We have been informed by the companies that Svenska Handelsbanken AB has granted loans to Invik and Kinnevik and could hold equity related securities in Invik and Kinnevik as collateral. However, Handelsbanken Capital Markets has no insight into Svenska Handelsbanken AB's lending to the companies.

Handelsbanken Capital Markets has been commissioned as advisor by Invik to analyze various transaction proposals and to assist in the implementation of the merger and to provide this opinion. For this assignment and for this opinion, Handelsbanken Capital Markets receives a remuneration, the size of which depends on whether the merger is implemented.

This opinion is intended for you and your assessment of the Exchange ratio and may only be used in its entirety in communications with Invik's and Kinnevik's shareholders for purpose of a resolution on the Merger plan and as information documentation to the shareholders prior to the General Meetings that shall decide on the merger. Accordingly, it may not be reproduced, distributed, cited or referred to in any other manner or in any other context without our prior written authorization, except in cases required by law, ordinance, court ruling or decision by government authorities and in accordance with applicable stock exchange regulations. Our opinion is not a recommendation to Invik's shareholders regarding whether they should vote in favor of the proposal or not.

Based on, and conditional upon, that stated above, it is our opinion that the Exchange ratio at today's date is fair from a financial viewpoint for Invik's shareholders.

Stockholm, February 15, 2004

Handelsbanken Capital Markets
Corporate Finance

Fairness Opinion from Deloitte

Board of Directors
Industriförvaltnings AB Kinnevik (publ)
Box 2094
103 13 Stockholm

February 15, 2004

The Board of Directors of Invik and Kinnevik are holding discussions regarding the preparation of a merger plan in which Invik will absorb Kinnevik in accordance with Chap. 14 of the Swedish Companies Act (1975:1385) ("the Merger"). Shareholders in Kinnevik receive a merger consideration in the form of shares in Invik with the following exchange ratio ("Exchange ratio").

- 1 A share in Kinnevik will be exchanged for 0.35 new A shares in Invik.
- 1 B share in Kinnevik will be exchanged for 0.35 new B shares in Invik.

In the event that the proposed split is implemented in Invik, whereby each Invik share is split into 10 shares, the Exchange ratio changes so that:

- 1 A share in Kinnevik will be exchanged for 3.5 new A shares in Invik.
- 1 B share in Kinnevik will be exchanged for 3.5 new B shares in Invik.

Accordingly, the Board of Directors of Kinnevik has commissioned Deloitte & Touche AB, Financial Advisory, in its capacity as an independent expert, to provide an opinion regarding the fairness of the Exchange ratio for the shareholders in Kinnevik from a financial point of view.

For this analysis, we have:

a) reviewed historical public financial information regarding Invik, Kinnevik and their subsidiaries and other holdings;
b) reviewed the proposed merger plan;
c) assessed budgets, forecasts and business plans and other internal forward-looking information regarding Invik, Kinnevik and their subsidiaries;
d) reviewed the Board minutes concerning Invik, Kinnevik and their subsidiaries;
e) held discussions with representatives of Invik, Kinnevik and their subsidiaries as well as their auditors;
f) reviewed public information with respect to certain other companies in the same industries as Invik, Kinnevik and their subsidiaries;
g) reviewed historical trading prices concerning Invik, Kinnevik and their other listed share holdings;
h) conducted other financial analyses and investigations that we have deemed appropriate.

It is assumed that information received was correct and complete and no independent control or verification has been carried out. Deloitte & Touche does not assume any responsibility for any inaccuracies or incorrectness in the information received. If it is determined that the information we received was inaccurate or incomplete, this could mean that our conclusion is incorrect.

Our opinion is based on macroeconomic, market and other conditions, as well as other information provided to us, as of the date hereof. We assume no responsibility for events occurring after this date.

Our fairness opinion is based on the merger being completed in accordance with the proposed merger plan without any changes of material significance and that necessary approvals for implementing the merger are received without any conditions that will have any material negative effect on Invik and Kinnevik.

Our assignment has not included any opinion at what price the shares in Invik and Kinnevik will be traded after the public announcement of this opinion, nor at what price Invik will be traded after the merger is implemented.

Our assignment and this opinion are solely for the Board of Directors of Kinnevik. Our assignment has not included assessing the suitability of implementing the merger, nor is this opinion any recommendation to the shareholders in Kinnevik how they should vote regarding, or carry out any other action as a result of, the merger. This letter may not be published, or otherwise referred to without our prior consent unless this is required by law, stock exchange regulations or by court ruling.

This opinion is governed by Swedish law.

Based on the analyses, assumptions and reservations above, we are of the opinion, as of the date hereof that the Exchange ratio is fair from a financial point of view to the shareholders of Kinnevik.

Deloitte & Touche AB

By: Ulf Nolén and Svante Forsberg

Fairness Opinion from Morgan Stanley

Board of Directors
Industriforvaltnings AB Kinnevik
103 13 Stockholm

February 15, 2004

Members of the Board,

We understand that Industriforvaltnings AB Kinnevik ("Kinnevik" or the "Company") and Invik & Co. AB ("Invik") propose to enter into a Plan of Merger (the "Merger Plan"), which provides, among other things, for the merger (the "Merger") of Kinnevik with and into Invik in accordance with Swedish statutory merger procedures. The Merger is to be implemented through an exchange of shares as a result of which each issued and outstanding A Share and B Share of Kinnevik respectively (each with a par value of SEK 10 per share) will be converted into the right to receive 0.35 shares of the same class (whether A Shares or B Shares) of Invik (the "Exchange Ratio"). In the event that a proposed split of shares is made by Invik, whereby each Invik share would be divided into ten shares, the Merger Plan provides that the Exchange Ratio would be adjusted with the effect that each issued and outstanding A Share and B Share of Kinnevik respectively would be converted into the right to receive 3.5 shares of the same class (whether A Shares or B Shares) of Invik. The terms and conditions of the Merger are more fully set forth in the Merger Plan.

You have asked for our opinion as to whether the Exchange Ratio is fair from a financial point of view to the shareholders of Kinnevik as a whole.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other information of Kinnevik and Invik, respectively;
ii) reviewed certain internal financial statements and other financial and operating data concerning Kinnevik and Invik prepared by the managements of the respective companies;
iii) analyzed certain financial projections for Kinnevik and Invik prepared by the managements of the respective companies;
iv) analyzed the pro forma impact of the Merger on Kinnevik's and Invik's net asset value per share, dividends per share, consolidated capitalization and financial ratios;
v) reviewed and discussed with the senior management of Kinnevik the terms and conditions of the Merger, the strategic rationale for the Merger and the perceived benefits of the Merger to the shareholders of Kinnevik;
vi) reviewed a draft of the Merger Plan;
vii) participated in discussions among representatives of Kinnevik, Invik and their advisers;
viii) reviewed the reported prices and trading activity for the A Shares and B Shares of both Kinnevik and Invik;
ix) reviewed the reported prices and trading activity for the A Shares and B Shares of such of the Portfolio Companies (as defined below) as are publicly-traded;
x) reviewed certain equity research reports prepared by a number of investment houses relating to Kinnevik, Invik and such of the Portfolio Companies as are publicly-traded;
xi) compared the financial performance and trading statistics of Kinnevik and Invik with that of certain other comparably publicly-traded companies and their securities;
xii) performed a valuation of Kinnevik's and Invik's respective net asset value;
xiii) reviewed the financial terms of certain comparable merger transactions, to the extent publicly available;
xiv) reviewed such other information, performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have also relied upon senior management's commercial assessment of the merits of the Merger. We have not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Kinnevik, Invik or any of the Portfolio Companies. As you are aware, we have not been provided with the opportunity to conduct any due diligence on the publicly-traded companies (being Tele2 AB, Millicom International Cellular S.A., Modern Times Group MTG AB, Metro International S.A., Viking Telecom AB, Cherryföretagen AB, Acando Frontec AB, Transcom Worldwide S.A., and P4 Radio Hele Norge ASA) and private companies in which Kinnevik and/or Invik own shares (collectively the "Portfolio Companies") nor have we had access to the management of any of the Portfolio Companies to discuss either their current or future operating performance. With respect to internal financial statements, the financial projections and other financial data, we have assumed that they have been reasonably prepared on the bases reflecting the best currently available estimates and judgements of the future financial performance of Kinnevik and Invik. We have not made any independent valuation of appraisal of the assets or liabilities of Kinnevik or Invik, nor have we been furnished with any such appraisals. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In accordance with your instructions, we have not given any opinion as to whether or not the proposed share split in Invik will be or should be made and we assume that any such share split would occur as described in the Merger Plan.

With respect to tax matters and tax structures associated with the Merger, we have relied upon the evaluation of Kinnevik and its legal, tax and accounting advisors. We have assumed that the proposed Merger will be consummated on the terms set forth in the draft Merger Plan. Morgan Stanley has assumed that in connection with the receipt of all necessary regulatory approvals for the Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Merger. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update this letter at any future date.

We have acted as financial advisor to the Board of Directors of Kinnevik in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services for Kinnevik and certain Portfolio Companies and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of Kinnevik only and may not be referred to or disclosed to any third party or used for any other purpose without our prior written consent save where required by applicable law, regulation or court order. Without prejudice to the foregoing, this letter may be included in its entirety in any prospectus or information memorandum sent by Kinnevik to its shareholders in connection with the Merger. Our opinion does not address the merits of the underlying decision by Kinnevik to enter into the Merger and in addition, we express no opinion or recommendation to any shareholder of Kinnevik as to how such shareholder should vote at any shareholder meeting held in connection with the Merger.

This letter is governed and shall be construed in accordance with the laws of England. We are providing this letter for the information of the Board of Directors of Kinnevik only and no third party shall acquire any rights under it, whether in contract, tort, under the Contract (Rights of Third Parties) Act 1999 or otherwise, whether or not we have consented to disclosure of this letter to such third party.

Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the shareholders of Kinnevik as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By: Michel Antakly, Managing Director

Copies of the merger plan, with all attached documents and the auditors' statement, has been available at the companies from March 1, 2004, which was the date when the registration of the merger plan was published by PRV, and can be obtained free of charge from Kinnevik on telephone +46 8 562 000 00 or from Invik on telephone +46 8 562 000 20.

The Board of Directors of Invik & Co. AB (publ.), corporate reg. no. 556047-9742 ("Invik"), registered office in Stockholm, and the Board of Directors of Industriförvaltnings AB Kinnevik (publ.), corporate reg. no. 556001-9035 ("Kinnevik"), registered office in Fagersta, have agreed to a merger between Invik and Kinnevik in accordance with Chapter 14, Section 1 of the Swedish Companies Act. The merger is to take place through absorption, with Invik as the transferee company and Kinnevik as the transferor company. In view of this, the Boards of Directors have jointly prepared the following merger plan.

Merger plan

Background and reasons for the merger

The Boards of Directors of Invik and Kinnevik have investigated the consequences of a simplified shareholder structure and a dissolved cross-holding between the two companies. The Boards believe that a merger between the two companies would have the following positive effects for the shareholders of Invik and Kinnevik:

- A merger will improve transparency and clarify the shareholder structure. The merged company will be easier to analyze and value than the present two companies with cross-holdings of shares and significant shareholdings in the same listed companies. This will likely increase interest in the merged company's shares.
- The liquidity of the shares of the merged company is expected to increase, as the merger creates a company with a larger market capitalization and a more diversified shareholder structure.
- Kinnevik currently holds 5.0% of the shares in Invik, representing 10.2% of the voting rights, while Invik holds 13.6% of the shares in Kinnevik, representing 35% of the voting rights. In connection with the merger, the cross-holding between the two companies will be eliminated as the Kinnevik shares currently held by Invik will cease to exist following the merger and the Invik shares held by Kinnevik, which will be acquired by Invik through the merger, will be legally redeemed and eliminated after the merger. This will increase the net asset value per share, which can be compared to the merged company repurchasing approximately 11.4% of the shares, without such repurchase affecting cash flow. The net effect is that net asset value per share in the merged company increases by approximately 4%.
- The merged company will be traded on Stockholmsbörsen's 'O-list'.

The Boards of Directors of the two companies are of the opinion that the merger should be executed by means of a statutory merger in accordance with the Swedish Companies Act and not by means of a takeover bid by one of the two companies, directed at the shareholders of the other company. The two companies' shareholders are treated equally in a statutory merger, which the Boards consider to be natural in a merger of this kind. The shareholders of each company will have an equal influence on the approval of the merger, as the resolution to approve the merger will be taken at EGMs convened for both companies. A qualified majority of two thirds of the votes cast, as well as the shares represented at the respective EGMs, is required in order to approve the merger. Furthermore, the form of the merger permits an exchange ratio that is fairer to both companies' shareholders, than would be the case if the merger were executed by means of a public takeover bid. The Boards will convene EGMs to be held in each company on April 16, 2004, at which the shareholders will vote on the resolutions necessary for the merger.

Determination of the exchange ratio for the merger and circumstances of significance in an evaluation of the appropriateness of the merger

The exchange ratio has been determined with the intention of achieving a fair distribution of the shares in the merged company between the shareholders in both Invik and Kinnevik. When determining the exchange ratio, the Boards of Directors have, therefore, applied the principles outlined below to obtain that there is no value premium for one company's shareholders to the detriment of the other company's shareholders.

The Boards of Directors of both companies have taken a number of factors into account when deciding on a fair exchange ratio for the merger consideration. The Boards have thereby attached the greatest importance to the net asset values of both companies and the price of both companies' shares during the period prior to the announcement of the merger to a limited extent. The Boards have also considered the companies' earnings per share, the liquidity of the shares and the dividend potential of both companies. The Boards have based their assessment on valuations of the companies' assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and market prices of listed assets. Adjustments have been made for the net debt of each Group.

The Boards of Directors have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of 0.33–0.37 shares in Invik for each share in Kinnevik. The

49

exchange ratio for the merger has, therefore, been determined so that each Kinnevik Class B share will be exchanged for 0.35 Invik Class B shares and each Kinnevik Class A share will be exchanged for 0.35 Invik Class A shares. The exchange ratio will be adjusted accordingly on the basis of the completion of Invik's proposed share split. See further under the "Merger consideration" section below.

The fact that the exchange ratio has been determined by taking into account circumstances in addition to the most recent share prices before the announcement of the merger, as described above, implies that a discrepancy in relation to the share prices over certain periods will arise for the Kinnevik shareholders. The exchange ratio corresponds to a discount of 0.47% and a premium of 0.72% for holders of Kinnevik Class B shares, compared to the volume-weighted average prices paid for both companies' shares during the last 10 and 30 trading days prior to the announcement of the merger respectively, i.e. up to and including February 13, 2004. The discounts for holders of Kinnevik Class A shares for the corresponding periods are 1.19% and 1.24%, respectively. In all cases, the share prices are adjusted for the companies' proposed dividends for 2003, which will be paid to the shareholders prior to the execution of the merger. Compared to the last paid share prices on Friday February 13, 2004, adjusted for proposed dividends, the premium for holders of Kinnevik Class B shares is 2.99%. On this date, there was no trading in either company's Class A shares. The last day on which Invik's Class A shares were traded was Thursday February 12, 2004, and the last day on which Kinnevik's A shares were traded was Monday February 9, 2004. Calculated on the basis of the prices paid for Class A shares on Monday February 9, 2004, and adjusted for proposed dividends, the discount is 1.03%. Regarding the Class A shares, it has been noted that the liquidity of the Class A shares in both companies, but particularly for Invik, is low, which normally causes the A share to be traded at lower prices than the B share. This means that percentage premiums/discounts between Class A and Class B shares may differ. However, the Boards of Directors believe that both legal and market reasons support the use of the same exchange ratio for Class A shares and Class B shares.

Both Boards of Directors are of the opinion that the merger is beneficial to the companies and to the shareholders of Invik and Kinnevik. Both Boards also consider the exchange ratio to be fair, and this view is supported by fairness opinions issued by independent experts.

Invik's Board of Directors has obtained a fairness opinion regarding the exchange ratio from Handelsbanken Capital Markets and Kinnevik's Board has obtained a fairness opinion from Deloitte. The Kinnevik Board of Directors has also obtained a second opinion from Morgan Stanley. Handelsbanken Capital Markets has expressed that the exchange ratio is fair from a financial point of view for the shareholders of Invik and Deloitte and Morgan Stanley have expressed the same for the shareholders of Kinnevik as a whole.

The Boards of Directors of Invik and Kinnevik intend to propose to their respective EGMs on April 16, 2004, that Class A shareholders be offered the possibility to re-classify Class A shares into Class B shares. Reclassification of shares will be registered prior to the execution of the merger.

Merger consideration

Invik shall provide consideration for the merger to the shareholders of Kinnevik as described below. However, consideration for the merger shall not be issued for Kinnevik shares currently held by Invik.

The Invik Board of Directors intends to propose that the EGM on April 16, 2004, approves new Articles of Association, in which the nominal value of the share is changed from one (1) Swedish krona to 0.1 Swedish krona by means of a share split. A share split of this kind would imply that each currently held Invik share would be replaced by ten (10) new Invik shares of the same class, which would correspondingly affect the number of Invik shares serving as consideration for the merger.

If a share split is not executed, each Class A share in Kinnevik will be exchanged for 0.35 Invik Class A shares and each Class B share in Kinnevik will be exchanged for 0.35 Class B shares in Invik.

If a 10:1 share split is executed, each Class A share in Kinnevik will be exchanged for 3.5 Invik Class A shares and each Class B share in Kinnevik will be exchanged for 3.5 Class B shares in Invik.

Only whole shares in Invik will be paid to Kinnevik's shareholders as consideration for the merger. Invik and Kinnevik will, therefore, retain Handelsbanken Capital Markets to, for each series of shares, aggregate all such Kinnevik shares, or parts thereof, which not entitle the holder to a whole new Invik share as consideration ("Fractions"). The total number of Invik shares of each series of shares corresponding to such Fractions[1] ("Odd shares") will, then, be sold by Handelsbanken Capital Markets on Stockholmsbörsen. This sale shall be made as soon as possible after the registration of the merger. The proceeds from this sale of Odd shares will then be paid to those entitled, in proportion to the value of Fractions previously held.

The Invik shares constituting consideration for the merger will entitle the holders to dividends for the fiscal year 2004 and subsequent years.

1) Should the aggregate number of Fractions according to the above not equal a full number of whole shares in each series of shares, Invik will provide the corresponding amount in cash, i.e. a maximum amount corresponding to the average proceeds from the sale of one Class A share and one Class B share from at the sale of Odd shares described above.

Settlement of the merger consideration

Those entitled to receive consideration for the merger, will be shareholders registered in the share register of Kinnevik on the date when PRV registers the merger (see further under the "Planned date for the dissolution of Kinnevik" – section below).

Unless otherwise is stated below, the merger consideration will be settled by VPC AB ("VPC"), no later than ten banking days after PRV has registered the merger, registering the number of Invik shares due to each entitled shareholder in the shareholder's securities account. At the same time, the shareholder's holding of Kinnevik shares will be deregistered from the same account.

The proceeds from the sale of Odd shares, as described above, will be settled by Handelsbanken Capital Markets. This is to take place no later than ten banking days after the sale of Odd shares.

In those cases in which shares in Kinnevik are pledged on the date on which the merger consideration is accounted for, such accounting shall be made to the pledgee. For shares registered in the name of a trustee, accounting shall be made to the trustee.

The merger is expected to be registered at the earliest in July 2004.

Conditions for the merger

The merger is conditional upon:

1. that the EGMs of both Invik and Kinnevik approve the merger plan with a two thirds majority of votes cast, as well as of shares represented at the meeting, and that the Invik EGM passes all resolutions necessary including approvals of the issue of new shares, as well as of the necessary amendments to the Articles of Association of the company to enable the execution of the merger;
2. that all necessary approvals from authorities have been obtained at terms acceptable for Kinnevik and Invik, according to each Board of Director's respective assessment.

Planned date for the dissolution of Kinnevik

The merger will result in Kinnevik being dissolved. Kinnevik's assets and liabilities will be overtaken by Invik when PRV registers the merger. This registration is estimated to occur in July 2004 at the earliest. The two companies will announce the exact date for the registration in due time prior to the registration.

The last day of trading for both classes of the Kinnevik share will be three days prior to the registration of the merger. The first day of trading of both classes of the newly issued shares in the merged company is estimated to be on the day of the registration of the merger.

The Kinnevik shares will be de-listed in connection with the registration of the merger.

Holders of securities with special rights in Kinnevik

There are no outstanding convertible debentures, debentures with warrants, other warrants, participating debentures or other securities providing the holder with special rights in Kinnevik.

Fees relating to the merger

No special fees or other benefits are payable to the Directors or the Presidents of Invik or Kinnevik as a result of the merger. The auditors of Invik and Kinnevik shall be paid fees for their statement concerning the merger plan and for their review of the merger Information Memorandum/prospectus and press releases as per invoice.

Other

The Chairman and the CEO of Invik and Kinnevik respectively, are entitled to jointly make such minor amendments to this merger plan that may be necessary in connection with the registration of the merger plan or the merger or VPC's handling of the merger consideration.

The merger plan, registered with PRV on February 16, 2004, has the following appendices:

1. The companies' financial statements for the fiscal years 2001–2003.
2. Auditors' statement in accordance with Chapter 14, Section 7 of the Swedish Companies Act (see next page).
3. Press releases on the merger, issued by the Boards of Directors of Invik and Kinnevik on February 16, 2004.

Auditors' statement concerning the merger plan in accordance with Chapter 14, Section 7 of the Swedish Companies Act

The Board of Directors of Invik & Co AB, corporate reg. no. 556047-9742 ("Invik"), and the Board of Directors of Industriförvaltnings AB Kinnevik, corporate reg. no. 556001-9035 ("Kinnevik"), have, on February 15, 2004, signed a merger plan according to which Invik shall take over the total assets and liabilities of Kinnevik through a merger of the two companies in accordance with Chapter 14, Section 1, Paragraph 2 of the Swedish Companies Act (SFS 1975:1385). As stated in the merger plan, Invik is thus the transferee company and Kinnevik is the transferor company.

Invik's Class A and Class B shares are listed on the "O-list" of Stockholmsbörsen. Kinnevik's Class A and Class B shares are listed on the "A-list" of Stockholmsbörsen.

Payment to the holders of shares in Kinnevik will mainly take the form of shares in Invik. As described in the merger plan, the exchange ratio has been determined so that one Class B share in Kinnevik with a nominal value of SEK 10 entitles the holder to 0.35 Class B shares in Invik with a nominal value of SEK 1, and one Kinnevik Class A share entitles the holder to 0.35 Class A shares in Invik. However, the Board of Directors of Invik intends to propose to the General Meeting that a share split be executed. If the Meeting resolves to carry out a share split, the exchange ratio will be adjusted so that one Class B share in Kinnevik will entitle the holder to 3.5 Class B shares in Invik with a nominal value of 10 öre, and one Class A share in Kinnevik will entitle the holder to 3.5 Class A Invik shares. The exchange of shares will take place on the merger date.

At the above exchange ratio before the share split, the number of shares in Invik after the merger will be as follows:

Number of shares in Invik before the merger	
A shares	3,408,699
B shares	4,351,301
	7,760,000
Payment to Kinnevik shareholders in the form of shares in Invik at a ratio of 0.35:1	
A shares	2,597,576
B shares	16,432,047
	19,029,623
Less elimination of Invik shares held by Kinnevik	
A shares	–391,430
B shares	0
	–391,430
Number of shares in Invik after the merger	
A shares	5,614,845
B shares	20,783,348
	26,398,193

Cash payment will be made for shares, or parts thereof, in Kinnevik which do not entitle the holder to a whole share in Invik. The amount of the cash payment will be determined – in accordance with the special arrangement stated in the merger plan – by the market prices of Invik shares.

The Board of Directors is responsible for ensuring that the merger consideration and the grounds for the manner in which the consideration is distributed are determined in an impartial and correct manner. When deciding on a fair exchange ratio for the merger consideration, the Boards of Directors of both companies have attached the greatest importance to the net asset values of both companies and the price of both companies' shares during the period prior to the announcement of the merger. The Boards have also to a limited extent considered the companies' earnings per share, the liquidity of the shares and the dividend potential of both companies. The Boards have based their assessment on valuations of the companies' assets, including valuations in accordance with the productive value method, and comparative valuations of unlisted assets and market prices of listed assets, as outlined below. Adjustments have been madefor the net debt of each Group.

Each Board of Directors has obtained a fairness opinion regarding the exchange ratio. Invik's Board of Directors has obtained a fairness opinion from Handelsbanken Capital Markets and Kinnevik's Board has obtained a fairness opinion from Deloitte. These fairness opinions are based on a valuation of the companies using a combination of methods. Invik's and Kinnevik's holdings of listed assets have been valued on the basis of the market price of the shares during a certain period prior to the announcement of the merger between Invik and Kinnevik. Other assets have primarily been valued in accordance with the productive value method and comparative valuation methods. The companies' net debt at December 31, 2003, has been deducted from the value of these assets. Kinnevik also obtained a second fairness opinion regarding the exchange ratio from Morgan Stanley.

The Boards of Directors have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of 0.33–0.37 shares in Invik for each share in Kinnevik. The exchange ratio has, therefore, been determined so that each share in Kinnevik will be exchanged for 0.35 shares in Invik.

The fairness opinion issued by Handelsbanken Capital Markets states that the exchange ratio is fair from a financial point of view for the shareholders of Invik. The fairness opinions issued to the Kinnevik Board of Directors by Deloitte and Morgan Stanley verify the same to the shareholders of Kinnevik as a whole.

We have examined the merger plan signed by the Invik Board of Directors and the Kinnevik Board of Directors on February 15, 2004. The examination was carried out in accordance with the recommendation issued by FAR. Accordingly, only a limited examination of the forward-looking information contained in the merger plan has been carried out.

We have no objections to the merger plan or the appropriateness of the valuation methods applied.

Based on our examination, we assess that the merger consideration and the grounds for the manner in which the consideration is distributed have been determined in an impartial and correct manner and that the merger plan otherwise complies with the requirements of the Swedish Companies Act. Neither has anything come to our attention that causes us to believe that the Invik's creditors (Invik being the transferee company) will not receive payment.

Stockholm, February 15, 2004

Appointed by
Invik & Co. AB

Pål Wingren
Authorized Public Accountant

Ulf Pettersson
Authorized Public Accountant

Appointed by
Industriförvaltnings
AB Kinnevik

Erik Åström
Authorized Public Accountant

Lars Träff
Authorized Public Accountant

Carl Lindgren
Authorized Public Accountant

Appendix 1 – Calculation of number of shares following the merger

Described below is the number of shares after the merger. The calculation does not include the effects of the proposed share split in Invik, which will increase the number of shares tenfold. Taking the effects of the share split into account, but excluding the shares that the merged company will own in Invik, the total number of shares in the merged company will amount to 263,981,930.

Neither does the calculation below take into account the consequences of a possible reclassification of Kinnevik or Invik Class A shares into Class B shares prior to the merger, which would reduce the number of Class A shares in the merged company. The final numbers of Class A and Class B shares, respectively, might therefore deviate from the example given below. However, the total numbers of outstanding shares will not be affected by such reclassification.

Number of shares before merger	**Kinnevik**		**Number of shares before merger**	**Invik**
A shares	13,703,034		A shares	3,408,699
B shares	49,235,643		B shares	4,351,301
Total number of shares	62,938,677		Total number of shares	7,760,000
Less: Invik's current holding of Kinnevik shares				
A shares	–6,281,387			
B shares	–2,286,936			
Total number of shares	8,568,323			
Total: number of Kinnevik shares not currently owned by Invik		**Exchange ratio**	**Added: newly issued Invik shares in connection with the merger**	
A shares	7,421,647	0.3500	A shares	2,597,576
B shares	46,948,707	0.3500	B shares	16,432,047
Total number of shares	54,370,354		Total number of shares	19,029,623
			Total: total Invik shares post-merger	
			A shares	6,006,275
			B shares	20,783,348
			Total number of shares	26,789,623
			Less: acquired own Invik shares that will be eliminated in 2005	
			A shares	–391,430
			B shares	0
			Total number of shares	–391,430
			Total: number of Invik shares after merger and elimination of own shares	
			A shares	5,614,845
			B shares	20,783,348
			Total numbers of shares after merger	**26,398,193**

Appendix 2 – Invik's financial statements for 2001, 2002 and 2003

The financial statements for Invik in this section are provided to fulfill statutory requirements for an issue prospectus. The comparable information is not provided for Kinnevik in which the financial statements for two years in the annual report provide a clear presentation combined with the information for the operational activities.

CONSOLIDATED INCOME STATEMENT
for the period 1 January – 31 December (SEK million)

		2003	2002	2001
Net turnover	Note 2	1,186.0	983.3	856.4
Cost of services provided and goods sold		–841.0	–571.5	–569.7
Gross income		**345.0**	**411.8**	**286.7**
Selling expenses		–60.3	–170.7	–106.9
Administrative expenses		–331.3	–456.2	–268.3
Other operating income		129.4	5.1	24.9
Other operating expenses		–15.3	–1.7	–2.6
Income from stocks and other securities	Note 4	48.3	–227.0	9.4
Interest in earnings of associated companies		591.4	–522.5	–153.7
Operating income/loss	Note 3, 8, 28, 29	**707.2**	**–961.2**	**–210.5**
Income/loss from financial items				
Interest income and similar items	Note 5	2.0	22.7	34.5
Interest expenses and similar items	Note 6	–107.2	–131.0	–94.0
Income/loss after financial items	Note 2	**602.0**	**–1,069.5**	**–270.0**
Tax on income/loss for the year	Note 7	149.0	–54.0	198.1
Minority share in income/loss for the year		0.0	1.6	1.1
NET INCOME/LOSS FOR THE YEAR		**751.0**	**–1,121.9**	**–70.8**
Earnings/loss per share before/after dilution, SEK		96.78	–144.57	–9.12
Number of shares before/after dilution		7,760,000	7,760,000	7,760,000

CONSOLIDATED CASH FLOW ANALYSIS
INDIRECT METHOD
for the period 1 January – 31 December (SEK million)

	2003	2002	2001
Operations			
Operating income/loss	707.2	–961.2	–210.5
Adjustments			
Depreciations, write-downs and retirements	29.4	136.6	40.7
Income from/loss on stocks and other securities	–48.3	227.0	–9.4
Interest in earnings of associated companies before tax	–557.0	539.6	153.7
Dividend received from shares in associated companies	–	–	12.5
Exchange rate differences	–0.4	–6.3	–2.7
Interest and similar items	–74.5	–108.3	–59.5
Paid income tax	–13.9	–12.0	–12.7
Minority shares in the net income for the year	0.0	1.6	1.0
	42.5	–183.0	–86.9
Change in working capital			
Change in inventories, goods and securities	–14.1	–11.2	–16.8
Change in current receivables	–58.0	143.4	55.5
Change in current investments	–383.7	393.7	–80.4
Change in current liabilities	385.3	–425.9	199.8
Cash flow from current operations	**–28.0**	**–83.0**	**71.2**
Investment activities			
Acquisition of intangible and tangible fixed assets	–18.2	–48.3	–66.6
Acquisition of financial fixed assets	–16.9	–111.6	–179.3
Sales of intangible and tangible fixed assets	–	–	1.2
Sales of financial fixed assets	251.6	358.1	72.9
Cash flow from investment activities	**216.5**	**198.2**	**–171.8**
Financing activities			
Change in minority interest	0.0	–1.6	0.9
Increase in long-term liabilities	195.7	7.2	296.2
Dividend	–23.3	–23.3	–46.5
Cash flow from financing activities	**172.4**	**–17.7**	**250.6**
Change in cash and cash equivalents	360.9	97.5	150.0
Exchange rate differences, cash and cash equivalents	0.0	–	2.6
Cash and cash equivalents at beginning of year	395.3	297.8	145.2
Cash and cash equivalents at end of the year	**756.2**	**395.3**	**297.8**

CONSOLIDATED BALANCE SHEET
as at 31 December (SEK million)

		2003	2002	2001
ASSETS				
Fixed assets				
Intangible assets				
Goodwill	Note 8	38.6	53.0	129.9
Other intangible assets	Note 9	1.6	4.6	6.9
Total intangible assets		40.2	57.6	136.8
Tangible assets				
Buildings	Note 10	4.3	4.6	3.2
Machinery	Note 11	–	–	1.4
Equipment	Note 12	21.1	20.5	29.4
Total tangible assets		25.4	25.1	34.0
Financial assets				
Shares in associated companies	Note 14	4,440.0	4,049.7	4,919.6
Other securities held as fixed assets	Note 15	75.3	136.3	595.7
Investment assets		115.3	–	–
Total financial assets		4,630.6	4,186.0	5,515.3
Total fixed assets		**4,696.2**	**4,268.7**	**5,686.1**
Current assets				
Inventories and securities	Note 16	15.0	29.3	18.1
Current receivables				
Accounts receivable		91.0	20.9	14.3
Receivable from associated companies		–	0.4	131.1
Other receivables	Note 17	234.8	218.2	248.5
Prepaid expenses and accrued income	Note 18	166.6	184.8	173.8
Total current receivables		492.4	424.3	567.7
Investments				
Lending in banking business		2,992.4	2,069.8	2,239.3
Investment assets		1,557.0	1,553.5	1,777.7
Total investments	Note 19	4,549.4	3,623.3	4,017.0
Cash and cash equivalents		756.2	395.3	297.8
Total current assets		**5,813.0**	**4,472.2**	**4,900.6**
TOTAL ASSETS		**10,509.2**	**8,740.9**	**10,586.7**

		2003	2002	2001
EQUITY, PROVISIONS AND LIABILITIES				
Equity				
Restricted equity				
Share capital		7.8	7.8	7.8
Statutory reserves		2,783.5	2,481.4	3,675.2
Total restricted equity		2,791.3	2,489.2	3,683.0
Non-restricted equity				
Non-restricted reserves		47.4	1,588.6	725.1
Net income/loss for the year		751.0	–1,121.9	–70.8
Total non-restricted equity		798.4	466.7	654.3
Total equity	Note 20	**3,589.7**	**2,955.9**	**4,337.3**
Minority interest		**–**	**0.6**	**2.2**
Provisions				
Provisions for pensions		2.5	0.1	0.2
Provisions for deferred taxes	Note 7	39.6	83.6	127.6
Total provisions		**42.1**	**83.7**	**127.8**
LIABILITIES				
Long-term liabilities				
Liabilities to credit institutions	Note 30	1,406.3	460.0	1,080.0
Total long-term liabilities		**1,406.3**	**460.0**	**1,080.0**
Current liabilities				
Bank overdraft facilities	Note 21, 30	44.7	549.3	500.0
Other liabilities to credit institutions	Note 30	214.3	1,005.2	427.3
Accounts payable		13.7	13.5	11.8
Borrowing in banking business		3,875.1	2,977.3	3,463.1
Actuarial insurance liabilities		681.5	351.9	274.8
Liabilities to associated companies		108.0	3.9	3.8
Other liabilities	Note 22	436.8	274.7	235.6
Accrued expenses and prepaid income	Note 23	97.0	64.9	123.0
Total current liabilities		**5,471.1**	**5,240.7**	**5,039.4**
Total liabilities		**6,877.4**	**5,700.7**	**6,119.4**
TOTAL EQUITY, PROVISIONS AND LIABILITIES		**10,509.2**	**8,740.9**	**10,586.7**
Pledged assets	Note 24	4,047.1	4,211.8	3,493.1
Contingent liabilities	Note 25	24.0	146.8	127.3
Off-balance-sheet commitments	Note 26	2,182.2	1,754.7	2,084.1

EQUITY GROUP
(SEK million)

	Share capital	Restricted reserves	Non-restricted reserves	Total equity
Opening balance as shown in adopted balance sheet, 31 December 2000	7.8	1,108.6	1,203.0	2,319.4
Impact of change in accounting principle		2,552.8	–399.2	2,153.6
Adjusted opening balance, 1 January 2001	7.8	3,661.4	803.8	4,473.0
Dividend			–46.5	–46.5
Translation differences		10.3	–28.7	–18.4
Transfer between restricted and non-restricted capital		3.5	–3.5	0.0
Net loss			–70.8	–70.8
Equity, 31 December 2001	**7.8**	**3,675.2**	**654.3**	**4,337.3**
Opening balance as shown in adopted balance sheet, 31 December 2001	7.8	1,122.4	1,188.6	2,318.8
Impact of change in accounting principle		2,552.8	–534.3	2,018.5
Adjusted opening balance, 1 January 2002	7.8	3,675.2	654.3	4,337.3
Dividend			–23.3	–23.3
Transfer between restricted and non-restricted capital		–955.3	955.3	0.0
Translation difference		–238.5	2.3	–236.2
Net loss			–1,121.9	–1,121.9
Equity, 31 December 2002	**7.8**	**2,481.4**	**466.7**	**2,955.9**
Opening balance as shown in adopted balance sheet, 31 December 2002	7.8	1,153.7	672.5	1,834.0
Impact of change in accounting principle		1,327.7	–205.8	1,121.9
Adjusted opening balance, 1 January 2003	7.8	2,481.4	466.7	2,955.9
Dividend			–23.3	–23.3
Transfer between restricted and non-restricted capital		391.3	–391.3	0.0
Translation differences		–89.2	–4.7	–93.9
Net income			751.0	751.0
Equity, 31 December 2003	**7.8**	**2,783.5**	**798.4**	**3,589.7**

Cumulative translation differences reported direct against equity amounted to SEK 31.2 million, SEK –205.0 million and SEK –298.9 million at 31 December 2001, 2002 and 2003.

INCOME STATEMENT PARENT COMPANY
for the period 1 January – 31 December (SEK million)

		2003	2002	2001
Net turnover		1.4	7.1	9.9
Cost of goods sold		0.0	–1.3	–1.2
Gross income		**1.4**	**5.8**	**8.7**
Administrative expenses		–49.5	–57.9	–55.9
Operating loss	Notes 3, 27, 28	**–48.1**	**–52.1**	**–47.2**
Income/loss from financial items				
Result from participation in Group companies		31.1	–	–
Income/loss from stocks and other securities	Note 4	174.5	–244.0	27.5
Dividend from associated companies		34.3	17.1	106.0
Interest income and similar items	Note 5	11.1	18.7	18.6
Interest expenses and similar items	Note 6	–118.9	–117.6	–85.9
Income/loss after financial items		**84.0**	**–377.9**	**19.0**
Group contribution paid		–	–	–16.4
Tax on income for the year	Note 7	42.4	41.3	28.2
NET INCOME/LOSS FOR THE YEAR		**126.4**	**–336.6**	**30.8**

CASH-FLOW ANALYSIS PARENT COMPANY
INDIRECT METHOD
for the period 1 January – 31 December (SEK million)

	2003	2002	2001
Operations			
Operating loss	–48.1	–52.1	–47.2
Adjustments			
Depreciation and retirements	0.9	0.9	0.5
Dividends from associated companies	34.3	17.1	12.5
Interest and similar items	–78.9	–98.9	–67.3
	–91.8	–133.0	–101.5
Change in working capital			
Change in intra-group balances	–43.9	131.0	45.4
Change in current receivables	29.7	–10.9	77.2
Change in current liabilities	–10.5	3.5	5.1
Cash flow from current operations	**–116.5**	**–9.4**	**26.2**
Investment activities			
Acquisition of intangible and tangible fixed assets	–2.2	–2.7	–0.1
Acquisition of financial fixed assets	–127.0	–128.7	–456.5
Sales of financial fixed assets	295.1	341.1	43.5
Cash flow from investment activities	**165.9**	**209.7**	**–413.1**
Financing activities			
Change in interest bearing liabilities	–164.5	–36.2	446.5
Dividend	–23.3	–23.3	–46.5
Cash flow from financing activities	**–187.8**	**–59.5**	**400.0**
Change in cash and cash equivalents	–138.4	140.8	13.1
Cash and cash equivalents at beginning of year	172.6	31.8	18.7
Cash and cash equivalents at end of year	**34.2**	**172.6**	**31.8**

BALANCE SHEET PARENT COMPANY
as at 31 December (SEK million)

		2003	2002	2001
ASSETS				
Fixed assets				
Tangible assets				
Buildings	Note 10	3.9	4.2	1.8
Equipment	Note 12	2.7	1.2	1.8
Total tangible assets		6.6	5.4	3.6
Financial assets				
Shares in subsidiary companies	Note 13	991.5	910.5	908.8
Shares in associated companies	Note 14	2,376.8	2,654.6	2,634.1
Other securities held as fixed assets	Note 15	222.6	21.4	494.7
Deferred tax receivables	Note 7	3.4	41.9	0.6
Total financial assets		3,594.3	3,628.4	4,038.2
Total fixed assets		**3,600.9**	**3,633.8**	**4,041.8**
Current assets				
Current receivables				
Accounts receivable		1.5	–	1.3
Receivables from Group companies		177.1	202.9	212.5
Other receivables	Note 17	8.9	40.0	15.2
Receivables due from associated companies		–	–	13.5
Prepaid expenses and accrued income	Note 18	2.4	2.5	1.6
Total current receivables		189.9	245.4	244.1
Cash and cash equivalents		34.2	172.6	31.8
Total current assets		**224.1**	**418.0**	**275.9**
TOTAL ASSETS		**3,825.0**	**4,051.8**	**4,317.7**

		2003	2002	2001
EQUITY AND LIABILITIES				
Equity				
Restricted equity				
Share capital		7.8	7.8	7.8
Share premium reserve		990.2	990.2	990.2
Statutory reserves		59.2	59.2	59.2
Total restricted equity		1,057.2	1,057.2	1,057.2
Non-restricted equity				
Retained earnings		723.1	1,168.2	1,163.0
Net income/loss for the year		126.4	–336.6	30.8
Total non-restricted equity		849.5	831.6	1,193.8
Total equity	Note 20	**1,906.7**	**1,888.8**	**2,251.0**
LIABILITIES				
Long-term liabilities				
Liabilities to credit institutions		1,406.3	425.0	1,045.0
Total long-term liabilities		**1,406.3**	**425.0**	**1,045.0**
Current liabilities				
Bank overdraft facilities	Note 21	58.0	549.3	500.0
Other liabilities to credit institutions		–	762.0	227.5
Accounts payable		2.1	0.7	0.4
Liabilities to Group companies		333.7	403.4	274.4
Liabilities to associated companies		107.5	–	1.0
Other liabilities	Note 22	4.2	15.1	1.2
Accrued expenses and prepaid income	Note 23	6.5	7.5	17.2
Total current liabilities		**512.0**	**1,738.0**	**1,021.7**
Total liabilities		**1,918.3**	**2,163.0**	**2,066.7**
TOTAL EQUITY AND LIABILITIES		**3,825.0**	**4,051.8**	**4,317.7**
Pledged assets	Note 24	1,947.7	2,339.6	1,679.2
Contingent liabilities	Note 25	37.0	68.8	57.1

EQUITY PARENT COMPANY
as at 31 December (SEK million)

	Share capital	Premium reserve	Statutory reserve	Non-restricted equity	Total equity
Equity, 31 December 2000	**7.8**	**990.2**	**59.2**	**1,207.9**	**2,265.1**
Opening balance, 1 January 2001	7.8	990.2	59.2	1,207.9	2,265.1
Dividend				–46.5	–46.5
Group contribution				1.6	1.6
Net income for the year				30.8	30.8
Equity, 31 December 2001	**7.8**	**990.2**	**59.2**	**1,193.8**	**2,251.0**
Opening balance, 1 January 2002	7.8	990.2	59.2	1,193.8	2,251.0
Dividend				–23.3	–23.3
Group contribution				–2.3	–2.3
Net loss for the year				–336.6	–336.6
Equity, 31 December 2002	**7.8**	**990.2**	**59.2**	**831.6**	**1,888.8**
Opening balance, 1 January 2003	7.8	990.2	59.2	831.6	1,888.8
Dividend				–23.3	–23.3
Group contribution				289.7	289.7
Tax attributable to Group contribution				–80.9	–80.9
Shareholder contribution				–294.0	–294.0
Net income for the year				126.4	126.4
Equity, 31 December 2003	**7.8**	**990.2**	**59.2**	**849.5**	**1,906.7**

NOTES TO THE FINANCIAL STATEMENTS
Parent company and Group (SEK million)

Note 1 Accounting and valuation principles
General
This annual report has been prepared in accordance with the Annual Accounts Act, recommendations issued by the Swedish Financial Accounting Standards Council and the statements issued by the Acute Group, pursuant to which the accounting and valuation principles listed below are applied.

The principles used for the accounting treatment of associated companies by Swedish listed investment and asset management companies are no longer consistent with Stockholmsbörsen's registration agreement, following the amendments that came into effect on 1 September 2003. As of 1 July 2003, therefore, associated companies are reported in the consolidated financial statements in accordance with RR13 and with the equity accounting method. The new principle has been applied retroactively in accordance with RR5 and has altered opening equity by SEK 1,121.9 (2,018.5) million. The application of the equity accounting method means that the net income for the year is SEK 565.5 million higher (SEK 666.6 million lower) than it would have been if the acquisition accounting method had been used.

In 2003, six new standards issued by the Swedish Financial Accounting Standards Council came into effect. The application of the new standards has not had any material effect on the result or the financial position.

Principles of consolidation
The consolidated financial statements relate to the parent company and all companies in which the parent company controls more than 50% of the votes or exercises controlling influence.

The consolidated financial statements have been prepared in accordance with the purchase method in accordance with the recommendations in the Annual Accounts Act and standards issued by the Swedish Financial Accounting Standards Council. This means that the value in the parent company's books of shares in subsidiary companies is netted off against the acquisition value of the subsidiaries, i.e. their equity (including the capital interest in untaxed reserves), after a market valuation of these companies' net assets, at the time of the respective acquisition. Consequently, only the proportion of each subsidiary's equity that has been generated since the acquisition is included in the consolidated equity. The difference between the acquisition value of the subsidiary companies' shares and the market value of the assets and liabilities in their accounts at the time of acquisition, that is not due to differences between market and book values of net assets, is stated as goodwill and depreciated on a straight-line basis over their estimated economic life, normally between five and ten years.

The current method is used for translating the income statements and balance sheets of autonomous foreign businesses into Swedish kronor. The accounts of businesses that are integrated into the parent company are translated using the monetary method. The current method means that all assets, provisions and liabilities are translated at closing date exchange rates and that all income statement items are translated at average rates. Currency differences arising are taken direct to equity. In principle, the monetary method involves the translation of monetary assets and liabilities at closing date exchange rates and of non-monetary items and the corresponding items in the income statement at investment date exchange rates. All operating foreign subsidiaries have been classified as autonomous.

Associated companies
Interests in associated companies are stated using the equity accounting method. Associated company are companies in which the Group controls a minimum of 20% and a maximum of 50% of the votes or otherwise exercises significant influence.

According to the equity accounting method, the book value in the consolidated accounts of shares in associated companies corresponds to the Group's share of the associated company's equity and any residual value on the excess value or deficit arising on the acquisition calculation. In the consolidated income statement, "Interest in earnings of associated companies" consists of the Group's interest in the associated company's stated result after financial net and after adjustment for any depreciation or reversal of acquired excess value or deficit. The Group's interest in the stated taxes of associated companies is included in the Group's tax expense. Goodwill in respect of listed associated companies is depreciated over 20 years in view of the long-term character the investments in these companies. Goodwill in respect of other associated companies is depreciated over five years. Dilution effects resulting from issues and conversions that change the Group's equity interest are also stated in the consolidated income statement under "Interest in earnings of associated companies". The accounts of associated companies are adjusted before calculation of the interest in their earnings in accordance with Invik's accounting and valuation principles.

Revenue recognition
Revenue from service operations is recognized at the time the service is rendered to the customers, and after the deduction of discounts and elimination of intra-group revenue. Dividends are recognized in revenue when the right to receive the dividend is considered to be secure. Capital gains/losses are defined as the selling price less sales costs after deduction of the adjusted acquisition value.

Pension costs
The Group's pension plans are in all essentials premium-determined. The costs of pensions are charged against the result for the period they are incurred.

Leasing
Leases are classified in the consolidated financial statements as financial leases or operational leases. A financial lease is a contract that entails the lessee to a material extent enjoying all economic benefits and bearing all economic risks associated with the asset regardless of whether or not the lessee retains the legal right of ownership of the asset. For financial leases, the leasing asset is reported as a fixed asset and the obligation for future payments as a liability in the lessee's balance sheet. An operational lease is a lease that does not fulfil the conditions for financial leases. For operational leases, the rental expense is stated in the lessee's accounts distributed equally over the period during which the asset is used, even if the payments are made according to some other schedule.

Borrowing costs
Borrowing costs are taken against the result for the period they are incurred.

Tax
The parent company and the Group apply the Swedish Financial Accounting Standards Council's Standard RR9 Income tax. The total tax charged against the year's result consists of actual tax and deferred tax. Taxes are taken into the income statement except when the underlying transaction is taken direct against equity, in which case the related tax effect is stated in equity. Actual tax is the tax that is to be paid or received in respect of the year in question together with an adjustment to the actual tax relating to earlier periods. Deferred tax is estimated using the balance sheet method on the basis of timing differences between the book and fiscal values of assets and liabilities. The amounts are calculated on the basis of how the timing differences are expected to be levelled out by the application of tax rates and rules that have been approved or announced as of the closing date. Timing differences attributable to shares in subsidiary companies are not taken into account in those cases where the timing differences are not expected to give rise to taxation within the foreseeable future. Untaxed reserves in the consolidated financial statements are divided into a deferred tax liability and restricted equity. Deferred tax receivables in deductible timing differences and loss carry forwards are stated only to the extent that it is likely that they will give rise to lower tax payments in the future.

Intangible and tangible fixed assets
Intangible and tangible fixed assets are stated at acquisition value after deduction of accumulated depreciation according to plan. Depreciation is provided linearly over the estimated economic lives of the assets as shown in the table below. When there are indications that the value of an asset has declined, a review is made of the asset's book value. In cases where the book value exceeds the estimated recoverable value of the asset, its value is immediately written down to its recoverable value.

Financial fixed assets
Financial fixed assets are valued at acquisition value except in the case of shares in associated companies, which are stated using the equity accounting method (see under Associated companies). If it is judged that the value has declined, the book value is written down.

	Group	Parent company
Goodwill	5–20 years	–
Other intangible fixed assets	5 years	–
Machinery and equipment	3–5 years	5 years
Buildings	20–50 years	20 years

Establishment of actual value
The actual value of listed securities is based on the latest listed market price as of the closing date. The actual value of other financial instruments is determined using the methods that in each individual case can be expected to give the best estimate of the actual value. In the case of assets and liabilities with durations of less than one year, the nominal value after adjustment for interest and premiums is assumed to provide a reasonable approximation of the actual value.

Receivables and liabilities
In the valuation of receivables and liabilities a provision has been made for risk of loss based on individual review.

Inventories
Inventories are valued at the lower of acquisition value and actual value. The necessary provisions are made for obsolescence.

Foreign currency effects
Receivables and liabilities denominated in foreign currencies are translated at closing date exchange rates. The difference between acquisition value and closing date value is taken into the result. If currencies have been hedged, valuations are based on the hedging rate.

Exchange rates
When translating foreign subsidiaries' and associated companies' income statements and balance sheets into Swedish kronor, the following exchange rates have been used:

	Closing day rate			Average rate		
Currency	2003	2002	2001	2003	2002	2001
EUR	9.0940	9.1925	9.4190	9.1250	9.1698	9.2519
USD	7.2750	8.8250	10.6675	8.0894	9.8287	10.3308

Note 2 Review of the Group

	Net turnover	
	2003	2002
Portfolio management		
External	11.4	9.8
Internal	0.9	–
Total Portfolio management	12.3	9.8
Banking		
External	245.8	295.5
Internal	1.7	–
Total Banking	247.5	295.5
Insurance		
External	707.0	490.8
Internal	0.5	0.6
Total Insurance	707.5	491.4
Asset management		
External	37.7	55.7
Internal	16.5	12.4
Total Asset management	54.2	68.1
Securities trading		
External	180.3	147.1
Internal	3.0	2.1
Total Securities trading	183.3	149.2
Other businesses, external	3.8	2.7
Group adjustments	–22.6	–33.4
Total	1,186.0	983.3

Geographical breakdown	Net turnover	
Luxembourg	264.5	300.8
Sweden	921.5	682.5
	1,186.0	983.3

	Income/loss after financial items	
	2003	2002
Portfolio management	–90.6	–389.8
Banking	63.1	23.4
Insurance	33.1	–2.8
Asset management	9.8	–100.1
Securities trading	23.7	–67.7
Other businesses	–8.0	–10.0
Associated companies	591.4	–522.5
Group adjustments	–20.5	–
	602.0	–1,069.5
Geographical breakdown		
Luxembourg	68.5	7.4
Sweden	533.5	–1,076.9
	602.0	–1,069.5

	Assets		Liabilities	
	2003	2002	2003	2002
Portfolio management	650.1	680.5	2,028.0	2,338.4
Banking	3,529.8	2,950.4	3,299.4	2,799.7
Insurance	1,485.9	1,016.9	930.5	587.8
Asset management	353.7	240.9	338.7	233.2
Securities trading	1,098.6	602.2	1.016.0	537.2
Other businesses	5.4	27.1	42.8	10.9
Associated companies	4,440.0	4,049.7	–	–
Group eliminations	–1,054.3	–826.8	–778.0	–806.5
	10,509.2	8,740.9	6,877.4	5,700.7
Geographical breakdown				
Luxembourg	3,859.9	3,254.2	3,509.5	3,046.5
Sweden	3,263.6	2,263.8	4,145.9	3,460.7
Associated companies	4,440.0	4,049.7	–	–
Group eliminations	–1,054.3	–826.8	–778.0	–806.5
	10,509.2	8,740.9	6,877.4	5,700.7

	Depreciation		Investments	
	2003	2002	2003	2002
Portfolio management	–2.8	–3.2	2.2	2.7
Banking	–4.5	–2.6	3.0	0.0
Insurance	–16.1	–18.3	9.2	42.9
Asset management	–2.7	–7.9	2.7	0.9
Securities trading	–3.3	–4.8	1.1	1.8
Other businesses	0.0	0.0	0.0	0.0
	–29.4	–36.8	18.2	48.3

2001

	Net turnover	Income/ loss after financial items
Portofolio management	10.5	20.4
Modern Finance Group	821.2	–6.1
Brewery operations	2.9	–7.0
Associated companies	–	–153.7
Other	21.8	–123.6
	856.4	–270.0

Note 3 Depreciation of intangible and tangible fixed assets

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Goodwill	15.3	16.8	20.9	–	–	–
Other intangible fixed assets	3.4	4.1	5.4	–	–	–
Buildings and land	0.3	0.5	0.3	0.3	0.3	0.1
Machinery	–	0.7	1.4	–	–	–
Equipment	10.4	14.7	12.7	0.6	0.3	0.4
	29.4	36.8	40.7	0.9	0.6	0.5

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Distribution of depreciation						
Cost of services provided and goods sold	1.4	2.9	3.7	–	–	0.1
Selling expenses	3.0	12.9	11.6	–	–	–
Administrative expenses	14.4	18.4	22.8	0.9	0.6	0.4
Other operating expenses	10.6	–	–	–	–	–
Other interest expenses	–	2.6	2.6	–	–	–
	29.4	36.8	40.7	0.9	0.6	0.5

Note 4 Income/loss from stocks and other securities

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Capital gains	48.3	17.5	9.4	174.5	59.9	27.5
Capital losses	–	–151.8	–	–	–151.8	–
Write-downs	–	–92.7	–	–	–152.1	–
	48.3	–227.0	9.4	174.5	–244.0	27.5

Note 5 Interest income and similar items

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Interest income	2.0	15.8	15.9	9.9	12.7	16.6
Exchange rate differences	–	2.2	4.8	1.2	6.0	0.9
Capital gains	–	3.2	12.9	–	–	–
Other financial income	–	1.5	0.9	–	–	1.1
	2.0	22.7	34.5	11.1	18.7	18.6
of which income from Group companies				9.5	17.4	12.0

Note 6 Interest expenses and similar items

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Interest expenses	72.1	93.0	78.6	81.9	99.6	82.2
Exchange rate differences	0.9	12.4	7.3	2.2	5.3	0.3
Write-downs	28.1	19.5	1.8	28.1	9.7	–
Other financial expenses	6.1	6.1	6.3	6.7	3.0	3.4
	107.2	131.0	94.0	118.9	117.6	85.9
of which expenses to Group companies				10.4	12.7	3.9

Note 7 Tax on income/loss for the year and deferred tax liabilities

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Distribution of tax						
Current tax	–13.9	–12.0	–12.7	–	–	–
Deferred tax	162.9	–42.0	210.8	42.4	41.3	28.2
	149.0	–54.0	198.1	42.4	41.3	28.2
Stated income/loss before tax	602.0	–1,069.5	–270.0	84.0	–377.9	2.6
Income tax at statutory rate, 28 %	–168.6	299.5	75.6	–23.5	105.8	–0.7
Tax expenses for previous year	–	–3.4	–	–	–	–
Unstated deferred tax receivables						
Income from stocks and other securities	–13.8	–63.6	–	21.5	–68.3	–
Operating deficit	–	–5.0	–	–	–	
Tax effects of non-deductible expenses						
Amortization of goodwill	–3.5	–4.1	–5.9	–	–	–
Write-down of goodwill	–	–27.2	–	–	–	–
Write-down in value of shares	–7.9	–	–	–7.9	–	–
Other expenses	–2.1	–13.1	–5.7	–2.1	–1.0	–0.9
Tax effect of non-taxable income						
Interest in income/loss before tax of associated companies	156.0	–151.1	–43.0	–	–	–
Dividend income, etc.	9.6	4.8	–	18.3	4.8	29.8
Other revenue	10.6	–	–5.0	–	–	–
Effect of new tax law on sales of shares held as part of business	54.3	–	–	36.1	–	–
Stated tax in respect of associated companies	114.8	–84.6	168.9	–	–	–
Effect of foreign tax rates	–0.4	–6.2	13.2	–	–	–
Tax on income/loss for the year as started in the incomestatement	149.0	–54.0	198.1	42.4	41.3	28.2
Deferred tax liabilities						
Shares in associated companies	–	54.3	55.6	–	36.1	37.5
Untaxed reserves	123.7	115.8	110.1	–	–	–
Total deferred tax liabilities	123.7	170.1	165.7	–	36.1	37.5
Tangible fixed assets	1.0	–	–	–	–	–
Holdings of securities	2.4	1.6	–	–	–	–
Accounts receivable	3.8	5.4	–	–	–	–
Tax loss carry forward	76.9	79.6	38.1	3.4	78.0	38.1
Total deferred tax receivables	84.1	86.6	38.1	3.4	78.0	38.1
Total net deferred tax receivables/liabilities	39.6	83.6	127.6	–3.4	–41.9	–0.6

In addition to the stated tax receivables, the company has further loss carry forwards of SEK 35.3 million, corresponding to nominal tax receivables of SEK 10.6 million that are not valued in the balance sheet.

Note 8 Goodwill

	Group		
	2003	2002	2001
Accumulated acquisition value			
Opening acquisition value	242.7	211.7	165.9
Investments	5.7	36.6	46.8
Sales and retirements	–4.8	–5.6	–1.0
	243.6	242.7	211.7
Accumulated depreciation			
Opening depreciation	189.7	81.8	60.9
Sales and retirements	–	–5.6	–
Depreciation for the year	15.3	16.9	20.9
Write-downs for the year	–	96.6	–
	205.0	189.7	81.8
Closing residual value according to plan	38.6	53.0	129.9

The write-downs in 2002 were stated in the income statement as an administrative cost. SEK 95.4 million of the total write-downs in 2002 was related to the asset management business and SEK 1.2 million was related to the insurance business.

Note 9 Other intangible fixed assets

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Accumulated acquisition value						
Opening acquisition value	24.6	29.7	29.5	–	5.0	5.0
Investments	0.5	1.8	–	–	–	–
Sales retirements	–0.1	–6.9	–	–	–5.0	–
Translation differences for the year	–	–	0.2	–	–	–
	25.0	24.6	29.7	–	–	5.0
Accumulated depreciation						
Opening depreciation	20.0	22.8	17.4	–	5.0	5.0
Sales and retirements	–	–6.9	–	–	–5.0	–
Depreciation for the year	3.4	4.1	5.4	–	–	–
	23.4	20.0	22.8	–	–	5.0
Closing residual value according to plan	1.6	4.6	6.9	–	–	–

Other intangible fixed assets include computer programs, licences and capitalised development costs.

Note 10 Buildings

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Accumulated acquisition value						
Opening acquisition value	5.7	4.9	4.9	5.3	2.7	2.7
Investments	–	2.6	–	–	2.6	–
Sales and retirements	–	–1.8	–	–	–	–
	5.7	5.7	4.9	5.3	5.3	2.7
Accumulated depreciation						
Opening depreciation	1.1	1.7	1.4	1.1	0.9	0.8
Sales and retirements	–	–1.0	–	–	–	–
Depreciation for the year	0.3	0.4	0.3	0.3	0.2	0.1
	1.4	1.1	1.7	1.4	1.1	0.9
Closing residual value according to plan	4.3	4.6	3.2	3.9	4.2	1.8

The tax assessment value of buildings in Sweden amounts to SEK 0.4 (0.4) million.

Note 11 Machinery

	Group		
	2003	2002	2001
Accumulated acquisition value			
Opening acquisition value	–	8.4	8.2
Investments	–	–	0.2
Sales and retirements	–	–8.4	–
	–	–	8.4
Accumulated depreciation			
Opening depreciation	–	7.0	5.6
Sales and retirements	–	–7.7	–
Depreciation for the year	–	0.7	1.4
	–	–	7.0
Closing residual value according to plan	–	–	1.4

Note 12 Equipment

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Accumulated acquisition value						
Opening acquisition value	115.4	128.3	91.7	27.0	27.5	27.4
Investments	12.0	7.3	9.4	2.2	–	0.1
Through acquisition of subsidiary	–	–	29.1	–	–	–
Sales and retirements	–7.2	–20.2	–2.3	–0.4	–0.5	–
Translation differences for the year	–0.3	–	0.4	–	–	–
	119.9	115.4	128.3	28.8	27.0	27.5
Accumulated depreciation						
Opening depreciation	94.9	98.9	69.3	25.8	25.7	25.3
Sales and retirements	–6.5	–18.7	–2.1	–0.3	–0.2	–
Through acquisition of subsidiary	–	–	19.0	–	–	–
Depreciation for the year	10.4	14.7	12.7	0.6	0.3	0.4
	98.8	94.9	98.9	26.1	25.8	25.7
Closing residual value according to plan	21.1	20.5	29.4	2.7	1.2	1.8

Note 13 Shares in subsidiary companies

	Reg No.	Domicile	Holding %	No of shares	Book value
Swedish companies					
Americas Cup Café AB	556569-7686	Stockholm	100	1,000	0.1
Assuransinvest AIA AB[1)]	556051-6238	Stockholm	100	295,384	89.8
Bryggvik by the Sea AB[2)]	556024-5341	Stockholm	100	20,000	2.4
e-Village Nordic AB	556050-1644	Stockholm	100	5,000	0.6
Fischer Partners Holding AB[3)]	556563-3715	Stockholm	100	480,000	110.6
Invik Trading AB	556264-5274	Stockholm	100	1,000	0.1
Krogvik AB	556248-7966	Stockholm	100	10,000	0.1
MF Bilsport & MC Specialförsäkring AB	556563-2774	Stockholm	100	1,000	2.9
Modern Finance Group AB	556594-1787	Stockholm	100	1,000	0.2
Modern Privat Kapitalförvaltning MPK Holding AB[4)]	556544-8023	Stockholm	100	2,000,000	62.4
Moderna Fonder AB	556569-7702	Stockholm	100	1,000	0.1
Moderna Försäkringar AB[5)]	557200-4330	Gothenburg	100	2,514,285	275.6
Moderna Försäkringar Liv AB	516401-6718	Stockholm	100	13,000	43.0
Moderna Försäkringar Sak AB	516406-0070	Stockholm	100	30,000	105.0
netviq AB	556266-5801	Stockholm	100	1,000	0.1
Total Swedish companies					693.0
Foreign companies					
Banque Invik S.A.[6)]		Luxembourg	100	360,000	104.4
Invik International S.A.		Luxembourg	100	500,000	44.9
Modern Re S.A.		Luxembourg	100	50,000	149.2
Total foreign companies					298.5
Total parent company					**991.5**

	Reg No.	Domicile	Holding %	No of shares	Book value
Subsidiary					
1) Erasmus AB	556079-1427	Gothenburg	100.0	1,000	–
2) **Subsidiaries**					
Gamla Stans Bryggeri AB	556503-2884	Stockholm	100.0	1,000	–
Gefle Borg Bryggeri AB	556489-9689	Gävle	99.0	1,736,000	–
3) **Subsidiary**					
Fischer Partners Fondkommission AB	556242-7277	Stockholm	100.0	42,000	–
4) **Subsidiaries**					
Aktie-Ansvar AB	556098-2232	Stockholm	100.0	10,000	–
Modern Privat Kapitalförvaltning MPK AB	556544-8015	Stockholm	100.0	50,000	–
OP Financial Services AB	556550-4296	Stockholm	100.0	4,000	–
Subsidiary					
5) Atlantica AB	556593-7439	Stockholm	100.0	1,000	–
6) **Subsidiaries**					
Inlux Netherlands B.V.		The Netherlands	100.0		–
Inlux Norge AS		Norway	100.0		–
Modern Funds Management Cy S.A.		Luxembourg	100.0		–
Modern Treuhand S.A.		Luxembourg	99.9		–
Modern Processing S.A.		Luxembourg	100.0		–

Holdings of shares in subsidiaries	
Opening balance, 1 January 2003	910.5
Shareholders' contribution	75.0
Acquired shares	33.6
Transferred to shares in associated companies	–9.9
Liquidation	–17.7
Closing balance, 31 December 2003	991.5

Note 14 Shares in associated companies

	Reg No	Domicile	Percentage of capital	Percentage of votes	No of shares	Market value	Book value
Parent company							
Industriförvaltnings AB							
Kinnevik	556001-9035	Fagersta	13.6	35.0	8,568,323	2,022	829.7
Modern Times Group							
MTG AB	556309-9158	Stockholm	8.9	28.8	5,948,691	886	248.5
NC Intressenter AB	556519-8719	Stockholm	42.2	42.2	10,540	–	9.9
Tele2 AB	556410-8917	Stockholm	7.9	27.9	10,724,469	4,083	1,194.2
Transcom WorldWide S.A.		Luxembourg	11.9	19.8	8,503,323	240	94.5
Total parent company						7,231	2,376.8
Group							
Industriförvaltnings AB							
Kinnevik	556001-9035	Fagersta	13.6	35.0	8,568,323	2,022	1,310.8
Modern Times Group							
MTG AB	556309-9158	Stockholm	9.3	30.0	6,181,249	921	307.9
NC Intressenter AB	556519-8719	Stockholm	42.2	42.2	10,540	–	24.4
Tele2 AB	556410-8917	Stockholm	8.0	29.4	11,792,366	4,489	2,705.7
Transcom WorldWide S.A.		Luxembourg	11.9	19.8	8,503,323	240	82.2
Modernac S.A.		Luxembourg	49.0	49.0	6,370	–	6.1
Other associated companies							2.9
Total Group						7,672	4,440.0

Holdings of shares in associated companies

Opening balance on 1 January 2003 based on purchase method	2,927.8
Effect of using equity accounting method	1,121.9
Opening balance on 1 January 2003 based on equity accounting method	4,049.7
Transferred from other companies	2.9
Transferred from Group companies	5.2
Sales of shares	–203.4
Interest in earnings of associated companies	591.4
Interest in tax expense of associated companies	114.3
Dividends received	–34.3
Translation differences	–85.8
Closing balance, 31 December 2003	4,440.0

The market value of the listed shares is based on series A and B prices paid on 31 December 2003.

Note 15 Other securities held as fixed assets

	Reg No	Domicile	Percentage of capital	Percentage of votes	No of shares	Market value	Book value
Parent company							
Moderna Fonder							
Sverige Topp 30		Stockholm	–	–	22,000	1,9	2,2
Metro International S.A.		Luxembourg	2.8	5.5	14,549,360	189.1	197.4
Millicom International Cellular S.A.		Luxembourg	1.9	1.9	313,473	159.7	11.9
Modern Funds S.A.		Luxembourg	–	–	54,736	3.9	4.7
Radio Components Sweden AB	556573-3846	Stockholm	18.7	18.7	2,174,855	–	–
Shared Services S.A.		Luxembourg	14.3	14.3	100	0.0	0.0
Modern Holdings Inc.		Delaware, USA	4.3	4.3	646,548	–	6.4
Total parent company							222.6
Group							
Moderna Fonder							
Sverige Topp 30		Stockholm	–	–	22,000	1.9	2.2
Metro International S.A.		Luxembourg	2.8	5.5	14,549,360	189.1	16.9
Millicom International Cellular S.A.		Luxembourg	1.9	1.9	313,473	159.7	43.6
Modern Funds S.A.		Luxembourg	–	–	54,736	3.9	4.7
Radio Components Sweden AB	556573-3846	Stockholm	18.7	18.7	2,174,855	–	–
Shared Services S.A.		Luxembourg	14.3	14.3	100	0.0	0.0
Modern Holdings Inc.		Delaware, USA	4.3	4.3	646,548	–	6.4
Other shares				–	–	–	1.5
Total Group							75.3

Holdings of other securities held as fixed assets	
Opening balance, 1 January 2003	136.3
Participations acquired	37.1
Participations sold	–67.0
Transferred to shares in associated companies	–2.9
Write-downs	–28.2
Translation differences	0.0
Closing balance, 31 December 2003	75.3

The market values of the listed shareholdings are based on the series A and B prices paid on 31 December 2003.

Note 16 Inventories and securities

	Group 2003	Group 2002	Group 2001
Finished goods	–	–	1.1
Raw materials	–	0.8	–
Securities	15.0	28.5	17.0
	15.0	29.3	18.1

Note 17 Other current receivables

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Receivables from insurance companies	94.5	119.3	183.7	–	–	–
Fund sales in course of settlement	103.8	27.1	–	–	–	–
Other current receivables	36.5	71.8	64.8	8.9	40.0	15.2
	234.8	218.2	248.5	8.9	40.0	15.2

Note 18 Prepaid expenses and accrued income

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Credit card expenses	110.1	101.9	80.9	–	–	–
Prepaid commissions	6.2	18.2	11.5	–	–	–
Other prepaid expenses	12.7	23.9	12.5	2.4	1.4	1.6
Accrued income	37.6	40.8	68.9	–	1.1	–
	166.6	184.8	173.8	2.4	2.5	1.6

Note 19 Short-term investment assets

	Group		
	2003	2002	2001
Interbank market	2,074.1	1,568.5	2,861.7
Lending market	1,985.0	1,771.9	1,007.3
Fixed income securities	463.0	228.3	121.8
Shares and convertible loans	27.3	54.6	26.2
	4,549.4	3,623.3	4,017.0

Note 20 Equity

On 31 December 2003, the share capital consisted of 7,760,000 (7,760,000) shares each having a par value of SEK 1, of which 3,408,699 (3,753,333) were Series A shares and 4,351,301 (4,006,667) were Series B shares. Each Series A share carries ten votes and each Series B shares one vote.

Note 21 Bank overdraft facilities

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Credit limits granted	85.5	573.0	575.5	58.0	558.0	558.0
Undrawn facility	–40.8	–23.7	–75.5	–33.4	–8.7	–58.0
Drawn credits	44.7	549.3	500.0	24.6	549.3	500.0

Note 22 Other current liabilities

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Liabilities to insurance companies	145.1	106.8	102.9	–	–	–
Advances from policyholders	45.6	44.6	28.6	–	–	–
Fund liabilities in course of settlement	174.3	15.6	0.7	–	–	–
Other current liabilities	71.8	107.7	103.4	4.2	15.1	1.2
	436.8	274.7	235.6	4.2	15.1	1.2

Note 23 Accrued expenses and prepaid income

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Accrued interest expenses	13.9	10.0	76.6	5.5	6.5	16.0
Other accrued expenses	57.3	41.8	34.4	1.0	1.0	1.2
Prepaid commission	10.5	12.9	12.0	–	–	–
Prepaid income	15.3	0.2	–	–	–	–
	97.0	64.9	123.0	6.5	7.5	17.2

Note 24 Pledged assets

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
For own liabilities						
In respect of Liabilities to credit institutions						
Shares in associated companies	2,691.8	3,123.0	2,498.5	1,890.3	2,339.6	1,679.2
Other securities held as fixed assets	5.1	–	–	57.4	–	–
Customers' repledged securities	220.0	211.8	337.5	–	–	–
For own contingent liabilities						
In respect of Securities clearing						
Lending to credit institutions	92.0	138.0	155.2	–	–	–
Customers' repledged securities	–	23.3	–	–	–	–
For other commitments						
In respect of Borrowed securities						
Lending to credit institutions	179.1	91.6	94.6	–	–	–
Customers' repledged securities	859.1	624.1	407.3	–	–	–
	4,047.1	4,211.8	3,493.1	1,947.7	2,339.6	1,679.2

Note 25 Contingent liabilities

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Guarantees for Group companies	10.8	68.8	33.0	37.0	68.8	33.0
Securities clearing agreements	0.0	36.0	70.2	–	–	–
Other contingent liabilities	13.2	42.0	24.1	–	–	24.1
	24.0	146.8	127.3	37.0	68.8	57.1

Note 26 Off-balance-sheet commitments

	Group		
	2003	2002	2001
Unutilized part of credit card limit	1,398.7	1,400.6	1,683.2
Borrowed securities	783.5	354.1	400.9
	2,182.2	1,754.7	2,084.1

Note 27 Average number of employees, salaries, other remuneration and social insurance costs

	2003		2002		2001	
	No. of Employees	of which men	No. of employees	of which men	No. of employees	of which men
Parent company						
Sweden	4	50%	4	50 %	5	80%
Subsidiaries						
Sweden	186	74%	192	66 %	222	64%
Luxembourg	26	46%	26	46 %	25	48%
Group	216	70%	222	64 %	252	64%

The parent company's Board consists of two women and five men. The boards of the Group's operative subsidiaries consist in total of three women and 15 men.

As the parent company only has four employees no sick leave statistics are provided.

Salaries and other remuneration and social insurance costs

	2003		2002		2001	
	Salaries and other remuneration	Social insurance costs	Salaries and other remuneration	Social insurance costs	Salaries and other remuneration	Social insurance costs
Parent company	15.7	7.2	16.9	8.6	15.7	8.3
of which pension expenses		(2.6)		(3.0)		(3.1)
Subsidiaries	142.9	57.4	121.9	49.9	99.6	37.2
of which pension expenses		(13.7)		(15.0)		(9.8)
Group	158.6	64.6	138.8	58.5	115.3	45.5
of which pension expenses		(16.3)		(18.0)		(12.9)

Of the parent company's pension expense, SEK 0.6 million (for 2002 SEK 1.8 million, for 2001 SEK 1.8 million) relate to the Board and CEO. The corresponding amount at Group level is SEK 2.8 million (for 2002 SEK 4.5 million, for 2001 SEK 4.3 million).

Salaries and other remuneration by country, Board members, CEO, Vice President and other employees

	2003		2002		2001	
	Board, CEO and VPs	Other employees*	Board, CEO and VPs	Other employees*	Board, CEO and VPs	Other employees*
Parent company						
Sweden	6.2	9.5	10.8	6.1	10.9	4.8
Subsidiaries						
Sweden	18.4	97.6	8.9	84.3	13.1	70.2
Luxembourg	8.4	18.5	9.0	19.7	4.1	12.2
Group total	33.0	125.6	28.7	110.1	28.1	87.2

* Other employees includes former CEO:s and Vice Presidents.

Principles

The Board fee is decided upon by the AGM and allotted among the members together with travel expenses paid against account. Compensation to the CEO and other senior management personnel is determined by the Board and consists of fixed and variable salary, normal benefits and pension. Compensation to the CEO for 2003 was determined by the Board on the basis of the Remuneration Group's recommendation.

By other senior management personnel is meant the parent company's former Vice President, the CEO:s of Banque Invik S.A., Moderna Försäkringar AB, Fischer Partners Fondkommission AB and Modern Privat Kapitalförvaltning MPK AB plus individuals who previously held such positions and received compensation in 2002 and 2003. Compensation to other senior management personnel is decided by the Board after consultation with the CEO. The Remuneration Group consists of the Chairman and Vice Chairman of the Board.

76

Board fee

Pursuant to the decision of the AGM on fees to the Board, a sum of SEK 1,450,000 (1,430,000) has been paid, of which the Chairman received SEK 250,000 (250,000) and other members of the Board SEK 200,000 (200,000) each. Other Parent company Board members have received fees of SEK 55,000 (55,000) from subsidiaries of Invik. Over and above this neither the Chairman nor any other members have received any fees or benefits.

Compensation to CEO and senior management personnel (SEK thousands)

	2003 Current CEO	2003 Former CEOs	2003 Other senior management personnel	2002 Current CEO	2002 Former CEOs	2002 Other senior management personnel
Fixed salary	2,937	8,750	8,599	–	14,437	6,476
Variable salary	1,800	0	8,182	–	0	845
Benefits	12	145	407	–	141	360
Total remuneration	4,749	8,895	17,188	–	14,578	7,681
Social insurance cost	1,567	4,822	7,545	–	7,568	3,328
of which pension costs	599	1,902	1,889	–	2,783	1,437

The parent company's present CEO took up his appointment on 1 January 2003 and drew salary and benefits from Invik & Co. AB in 2003. The two former CEO:s of the parent company received salary and other benefits in 2003 and 2002. The retirement age for the CEO is 65 and pension premiums amounting to 20% of the fixed salary are paid to an insurance company nominated by the CEO. Over and above this there are no pension commitments. In the event of his employment being terminated by the company, the CEO is entitled to salary for a period of notice of 12 months, should this occur before the age of 55, with the option to extend by six months should no new employment be obtained, and for a period of notice of 24 months should his employment be terminated after the age of 55. Severance pay is netted against any salary received from any new employment during the period of notice.

Compensation has been paid to other senior management personnel as specified in the table above. Bonuses are paid to other senior management personnel in some cases based on performance and in some cases as a proportion of a company's result. Pension premiums based on a proportion of the fixed salary are paid to outside insurance companies on behalf of other senior management personnel. In the event of their employment being terminated by the company, these personnel are entitled to salary for a period of notice of between 12 and 24 months. None of the other senior management personnel are entitled to severance pay.

Note 28 Remuneration of auditors

	Group			Parent company		
	2003	2002	2001	2003	2002	2001
Audit						
PricewaterhouseCoopers	4.5	2.7	2.3	0.4	0.3	0.3
Other	0.2	0.2	0.2	–	–	0.1
Contracts other than auditing						
PricewaterhouseCoopers	2.8	1.2	1.0	1.7	0.4	0.2
	7.5	4.1	3.5	2.1	0.7	0.6

Note 29 Related party transactions

Related party	Relationship
Emesco AB (Emesco)	Parties related to Invik own shares in Emesco that give a significant influence over Emesco.
Industriförvaltnings AB Kinnevik (Kinnevik)	An associated company of Invik, see Note 14.
Audit Value Inc. (Audit Value)	Parties related to Invik own shares in Audit Value that give a significant influence over Audit Value.
Inlux S.A. (Inlux)	Parties related to Invik own shares in Inlux that give a significant influence over Inlux.
Metro International S.A. (Metro)	Parties related to Invik own shares in Metro that give a significant influence over Metro.
Millicom International Cellular S.A. (MIC)	Parties related to Invik own shares in MIC that give a significant influence over MIC.
Modern Times Group MTG AB (MTG)	An associated company of Invik, see Note 14.
Jan Hugo Stenbeck's unsettled estate (JHS)	JHS owns shares in Invik that give a significant influence over Invik.
Tele2 AB (Tele2)	An associated company of Invik, see Note 14.
Transcom WorldWide S.A. (Transcom)	An associated company of Invik, see Note 14.
Modern Holdings Inc. (Modern Holdings)	Parties related to Invik own shares in Modern Holdings that give a significant influence over Modern Holdings.
Shared Value Ltd. (Shared Value)	Parties related to Invik own shares in Shared Value that give a significant influence over Shared Value.
NC Intressenter AB	An associated company of Invik, see Note 14.

All transactions with related parties have taken place on an arms-length basis. In the case of acquisitions and divestments, negotiations on the final price were based on outside valuations. In connection with all contracts relating to goods and services, prices are compared with relevant prices on the market from independent suppliers in order to ensure that all contracts are entered into on arms-length conditions.

Business transactions with related parties

- Invik rents office premises, prior to June 2003 bought travel services from Kinnevik and prior to 31 March 2003 bought debt collection and related services from CIS Credit International Services AB, a subsidiary of Kinnevik.
- Invik buys telephony from Tele2 in Sweden and Luxembourg.
- Invik buys customer-relationship services from Transcom and, with effect from April 2003, debt collection services from CIS Collection AB, a subsidiary of Transcom.
- Invik buys information services from Shared Value and internal auditing services from Audit Value.
- Invik sells banking, insurance, financing and other administrative services to Inlux, Kinnevik, Metro, Millicom, MTG, Tele2 and Transcom.
- In 2002, Invik, together with related companies, participated in the sponsoring of "Victory Challenge", the America's Cup challenger.
- Invik has a factoring agreement with Inlux relating to its credit card business.

Financial loan transactions with related parties

- Modern Holdings has issued loan notes for SEK 6.4 million, including accrued interest, to Invik. The loan carries interest of 10%, and is stated under Other receivables in Invik's balance sheet.
- In June 2003 Invik received a loan of SEK 100 million from Kinnevik. The loan is short term and carries interest at a rate of Stibor +2.5%. Collateral has been provided in the form of listed shares. As of 31 December 2003 the amount of the loan liability was SEK 78.3 million including accrued interest. It is stated under Liabilities to associated companies in Invik's balance sheet.
- As of 31 December 2003 Invik has a loan of SEK 29.2 million from NC Intressenter. The loan carries interest at a rate of Stibor +0.5%. The loan is stated under liabilities to associated companies in Invik's balance sheet.

The tables below shows Invik's turnover, expenses, receivables and liabilities to related parties for the fiscal years 2002 and 2003. Deposits and lending in Banque Invik's banking business are not stated separately for related parties.

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Net turnover				
Kinnevik	6.0	49.4	–	–
Inlux	3.8	4.4	0.5	–
Metro	1.8	6.0	–	–
MIC	16.0	12.9	–	–
MTG	7.7	3.4	–	–
Tele2	81.1	146.5	–	–
Transcom	4.1	1.3	–	–
	120.5	223.9	0.5	–

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Costs				
Kinnevik	–4.3	–7.3	–2.5	–1.3
Metro	–0.1	–0.5	0.0	–
MIC	–12.0	–8.6	–0.4	–
MTG	–3.6	–0.1	–0.4	–
Shared Value	–1.3	–	–1.3	–
Tele2	–69.5	–116.0	–0.1	–
Transcom	–0.2	–3.4	–	–
	–91.0	–135.9	–4.7	–1.3

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Interest income				
Modern Holdings	0.4	0.6	0.4	0.6
NC Intressenter	0.4	–	0.4	–
	0.8	0.6	0.8	0.6

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Interest expense				
Kinnevik	–3.3	–	–3.3	–
NC Intressenter	–0.3	–	–0.3	–
	–3.6	–	–3.6	–

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Receivables from related parties				
Kinnevik	0.2	0.2	–	–
Inlux	39.2	–	–	–
Metro	1.3	0.1	–	–
Modern Holdings	4.7	6.0	4.7	6.0
MIC	2.5	–	–	–
MTG	0.8	–	–	–
Tele2	2.0	–	–	–
Transcom	0.1	0.1	–	–
	50.8	6.4	4.7	6.0

	Group 2003	Group 2002	Parent company 2003	Parent company 2002
Liabilities to related parties				
Audit Value	0.2	–	–	–
Kinnevik	78.3	–	78.3	–
Modern Holdings	0.2	–	–	–
MIC	2.8	0.0	–	–
MTG	1.3	3.8	–	–
Tele2	4.3	0.1	–	–
Transcom	0.0	–	–	–
NC Intressenter	29.2	–	29.2	–
	116.3	3.9	107.5	–

Note 30 Financial instruments

Invik is mainly exposed to market risks in the form of currency and interest rate risks. In the case of currency risks, the Group's aim is to match revenue and expense items in the same currency and for the capital employed in each company to be financed in the same currency. As of 31 December 2003 there were no outstanding forward contracts or other derivative instruments, except for a liability of SEK 100 million that related to derivative contracts between Invik & Co. AB and a Swedish credit institution and a maximum of SEK 100,000 relating to the day-to-day trading by Fischer Partners Fondkommission.

The Group's operating revenue and expense arise largely in SEK and EUR, with most of the flows in the Swedish business being in SEK.

Most of the Group's assets are denominated in SEK, except for Banque Invik, whose accounts are kept in EUR. The Group arrange most of its borrowing in SEK, except for Banque Invik and the Finnish operations of Fischer Partners Fondkommission, which are financed in EUR.

Invik's main interest risk is caused by fluctuations in Stibor. As of 31 December 2003, all of Invik's liabilities to credit institutions, totalling SEK 1,665.3 million, were exposed to Stibor-based interest rate changes. The Group has no borrowing at fixed rates of interest for longer than six months. Invik's policy is to raise short-duration loans as the view of the company is that short duration financing leads to a lower interest over time. The Group's liabilities to credit institutions have durations of up to two years, but the intention is to regularly lengthen them in order to match the Group's borrowing requirements.

Each operational subsidiary is governed by rules and policies that regulate financial risk. The subsidiaries have a compliance function with responsibility for controlling the business.

Overall control of the Invik Group's financial risks is maintained by the company's finance department, which ensures by means of regular reporting and reconciliation that the companies comply with established instructions and mandates. Reports are submitted to the companies' managements and boards prior to each board meeting.

Note 31 Income statement and balance sheet broken down into Modern Finance Group and rest of the Group

CONSOLIDATED INCOME STATEMENT
for 2003 (SEK million)

	Modern Finance Group	Invik Group excl MFG	Invik Group incl MFG
Net turnover	1,192.5	–6.5	1,186.0
Cost of services provided and goods sold	–855.7	14.7	–841.0
Gross income	**336.8**	**8.2**	**345.0**
Selling expenses	–48.1	–12.2	–60.3
Administrative expenses	–281.4	–49.9	–331.3
Other operating revenue	137.6	–8.2	129.4
Other operating expenses	–13.3	–2.0	–15.3
Capital gains/losses on sales of securities	–	48.3	48.3
Interest in earnings of associated companies before tax	–	591.4	591.4
Operating income	**131.6**	**575.6**	**707.2**
Result from financial income and expenses			
Interest income and similar items	0.7	1.3	2.0
Interest expenses and similar items	–2.6	–104.6	–107.2
Result after financial income and expenses	**129.7**	**472.3**	**602.0**

CONSOLIDATED BALANCE SHEET
as at 31 December 2003 (SEK million)

	Modern Finance Group	Invik Group excl MFG	Invik Group incl MFG
ASSETS			
Fixed assets			
Intangible assets			
Goodwill	37.7	0.9	38.6
Other intangible assets	1.6	–	1.6
Total intangible assets	39.3	0.9	40.2
Tangible assets			
Buildings	0.4	3.9	4.3
Machinery	–	–	–
Equipment	18.4	2.7	21.1
Total tangible assets	18.8	6.6	25.4
Financial assets			
Shares in associated companies	10.5	4,429.5	4,440.0
Other securities held as fixed assets	0.3	75.0	75.3
Investment assets	115.3	–	115.3
Total financial assets	126.1	4,504.5	4,630.6
Total fixed assets	**184.2**	**4,512.0**	**4,696.2**
Current assets			
Inventories and securities	15.0	–	15.0
Current receivables			
Accounts receivable	88.6	2.4	91.0
Receivable from associated companies	207.0	–	–
Other receivables	232.5	2.3	234.8
Prepaid expenses and accrued income	164.2	2.4	166.6
Total current receivables	692.3	7.1	492.4
Investments			
Lending in banking business	2,986.4	6.0	2,992.4
Investment assets	1,557.0	–	1,557.0
Total investments	4,543.4	6.0	4,549.4
Cash and cash equivalents	753.9	2.3	756.2
Total current assets	**6,004.6**	**15.4**	**5,813.0**
TOTAL ASSETS	**6,188.8**	**4,527.4**	**10,509.2**

	Modern Finance Group	Invik Group excl MFG	Invik Group incl MFG
EQUITY, PROVISIONS AND LIABILITIES			
Equity	**824.1**	**2,765.6**	**3,589.7**
Minority interest	–	–	–
Provisions			
Provisions for pensions	2.5	0.0	2.5
Provisions for deferred taxes	43.7	–4.1	39.6
Total provisions	**46.2**	**–4.1**	**42.1**
LIABILITIES			
Long-term liabilities			
Liabilities to credit institutions	–	1,406.3	1,406.3
Total long-term liabilities	**–**	**1,406.3**	**1,406.3**
Current liabilities			
Liabilities to associated companies	0.5	107.5	108.0
Other interest-bearing short-term liabilities	4,110.5	23.6	4,134.1
Accounts payable	9.0	4.7	13.7
Inter-group liabilities Invik	–	207.0	–
Other short-term non-interest-bearing liabilities	1,108.7	9.6	1,118.3
Accrued expenses and prepaid income	89.8	7.2	97.0
Total current liabilities	**5,318.5**	**359.6**	**5,471.1**
Total liabilities	**5,318.5**	**1,765.9**	**6,877.4**
TOTAL EQUITY, PROVISIONS AND LIABILITIES	**6,188.8**	**4,527.4**	**10,509.2**

Invik & Co. AB
Skeppsbron 18
Box 2095
SE-103 13 Stockholm
Sweden
Telephone +46 8 562 000 20
www.invik.se

Industriförvaltnings AB Kinnevik
Skeppsbron 18
Box 2094
SE-103 13 Stockholm
Sweden
Telephone + 46 8 562 000 00
www.kinnevik.se

Tryckindustri / Finanstryck 0413458

Part IV – Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Anders Fällman Jonas Vallin

(Name)

March 22, 2004